2024
ANNUAL REPORT
BLACK RIFLE COFFEE COMPANY

Dear Fellow Shareholders,

2024 was a landmark year for Black Rifle Coffee Company. Not only did we drive meaningful growth, but we also celebrated our 10-year anniversary—an incredible milestone from our humble beginnings in my garage with a one-pound roaster.

Through it all, our commitment remained clear: deliver premium coffee and energy drinks, produce compelling media that speaks to our community, and continue our mission to support veterans, active-duty military, and first responders.

Highlights from 2024:

- **Revenue** reached **$391.5 million**, with 9% year-over-year growth in our Wholesale channel, driven by strong demand for packaged coffee and the successful launch of **Black Rifle Energy**.
- **Packaged coffee distribution** grew by **11 points** to reach **48.6%** of retailers, and **Ready-to-Drink** distribution rose by **3.8 points** to hit **47.2%**. We are now the **#3 brand in the RTD category**, despite being in less than half of available retail locations.
- **Gross margin** expanded to **41.2%**, thanks to improvements in supply chain and cost management. **Operating expenses** decreased by 10%, and **net cash from operations** improved by $36.3 million, reaching **$11.3 million**.

Our people and purpose remain our foundation. Today, **35%** of our team members are Veterans, military spouses, first responders, or active service members, and we continue to hire military-affiliated individuals as we advance toward our goal of employing **10,000 Veterans**. We strengthened partnerships with organizations like **BreakLine**, **Allegiant Vets**, **Instant Teams**, and continued work with the **DOD SkillBridge Program**, helping service members transition to civilian careers.

Philanthropy remains central to who we are. We supported over **50 nonprofits**, including the **Boot Campaign**, **Medal of Honor Museum**, **Folded Flag Foundation**, and **Special Forces Charitable Trust**. These partnerships addressed urgent needs like **mental health, suicide prevention, food security, and veteran homelessness**. Programs like **Meals for Military** and **disaster response** during **Hurricane Helene** delivered immediate, hands-on help to those who needed it most.

Our original media told the real stories—of warfighters, heroes, and resilience—connecting deeply with our community and reinforcing what we stand for.

As we move into 2025, our focus is sharp: **grow the brand, serve the mission, and deliver value to our shareholders.** Thank you for standing with us and believing in what we do. We're just getting started.

Evan Hafer

Founder & Executive Chairman

Black Rifle Coffee Company

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-41275

BRC Inc.

(Exact name of registrant as specified in its charter)

Delaware	**87-3277812**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1144 S. 500 W
Salt Lake City, UT 84101
(Address of principal executive office, zip code)

(801) 874-1189
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value	**BRCC**	**New York Stock Exchange**

Securities registered pursuant to section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer	☒
Non-accelerated filer ☐	Smaller reporting company	☐
	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value as of June 30, 2024, of the registrant's common stock held by non-affiliates based on the reported closing price on the New York Stock Exchange on such date was $336,540,022.

As of February 26, 2025, the registrant had (i) 78,506,525 shares of Class A Common Stock, and (ii) 134,536,464 shares of Class B Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement relating to BRC Inc.'s 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

Table of Contents

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report") includes statements that express the Company's opinions, expectations, hopes, beliefs, plans, intentions, objectives, strategies, assumptions or projections regarding future events or future results of operations or financial condition and therefore are, or may be deemed to be, "forward-looking statements." The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements appear in a number of places throughout this Annual Report and include statements regarding the Company's intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, the markets in which the Company operates as well as any information concerning possible or assumed future results of operations of the Company. Such forward-looking statements are based on current market material available as of the date of this Annual Report and management's expectations, beliefs and forecasts concerning future events impacting the Company. Factors that may cause such forward-looking statements to differ from actual results include, but are not limited to:

- Competition and our ability to grow, manage sustainable expansion, and retain key employees;

- Failure to compete effectively with other producers, distributors and retailers of coffee and energy drinks;

- Our limited operating history, which may hinder the successful execution of strategic initiatives and make it difficult to assess future risks and challenges;

- Challenges in managing rapid growth, inventory needs, and relationships with key business partners;

- Inability to raise additional capital necessary for business development;

- Failure to achieve or sustain long-term profitability;

- Inability to effectively manage debt obligations;

- Failure to maximize the value of assets received through bartering transactions;

- Negative publicity affecting our brand, reputation, or that of key employees;

- Failure to uphold our position as a supportive member of the Veteran and military communities, or other factors negatively affecting brand perception;

- Inability to establish and maintain strong brand recognition through intellectual property or other means;

- Shifts in consumer spending, lack of interest in new products or changes in brand perception upon evolving consumer preferences and tastes;

- Unsuccessful marketing campaigns that incur costs without attracting new customers or realizing higher revenue;

- Failure to attract new customers or retain existing customers;

- Risks associated with reliance on social media platforms, including dependence on third-party platforms for marketing and engagement;

- Declining performance of the Direct-to-Consumer ("DTC") revenue channel;

- Inability to effectively manage or scale distribution through Wholesale business partners, particularly key Wholesale partners;

- Failure to manage supply chain operations effectively, including inaccurate forecasting of raw material and co-manufacturing requirements;

- Loss of one or more co-manufacturers or production delays, quality issues, or labor-related disruptions affecting manufacturing output;

- Supply chain disruptions or failures by third-party suppliers to deliver coffee, store supplies, ready-to-drink ("RTD") beverage ingredients, or merchandise, including disruptions caused by external factors;

- Ongoing risks related to supply chain volatility and reliability, including political and climate risks;

- Fluctuations in the market for high-quality coffee beans and other key commodities;

- Unpredictable changes in the cost and availability of real estate, labor, raw materials, equipment, transportation, or shipping;

- Failure to successfully open new Outpost Retail Stores ("Outposts"), including permitting delays, development challenges, or underperformance of existing locations;

- Risks related to long-term, non-cancelable lease obligations and other real estate-related concerns;

- Inability of franchise partners to successfully operate and manage their franchise locations;

- Failure to maintain high-quality customer experiences for retail partners and end users, including production defects or issues caused by co-manufacturers that negatively impact product quality and brand reputation;

- Failure to comply with food safety regulations or maintain product quality standards;

- Difficulties in successfully expanding into new domestic and international markets;

- Failure to comply with federal, state, and local laws and regulations, or inability to prevail in civil litigation matters;

- Risks related to potential unionization of employees;

- Failure to protect against cybersecurity threats, software vulnerabilities, or hardware security risks; and

- Other risks and uncertainties indicated in this Annual Report, including those set forth in Part I, Item 1A, Risk Factors.

The forward-looking statements contained in this Annual Report are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described under the heading "Risk Factors." Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Summary of Risk Factors

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A, Risk Factors in this Annual Report, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our common stock and result in a loss of all or a portion of your investment.

Risks Related to Our Business

- Our brand, including the quality of media content and active participation in the Veteran community, is core to our success, and damage to our brand or reputation and negative publicity could negatively impact our business, financial condition, and results of operations.
- Failure to maintain or enhance the value and reputation of our brand, including our support of the Veteran community, could have a negative impact on our financial results.
- Our growth strategy depends on the successful execution of our strategic initiatives, and our limited operating history may make it difficult to evaluate future risks and challenges.
- We have a limited operating history, and our past financial results may not be indicative of our future performance. Further, our revenue growth rate may slow as our business matures.
- Our marketing programs may not be successful, resulting in harm to our financial results.
- Our new products or merchandise may not generate increased sales or profits.
- The loss of one or more of our primary Wholesale partners, a significant adverse change in a Wholesale partner's financial position, or an adverse change in our relationships with our Wholesale partners could negatively impact our net sales and profitability.
- We are subject to risks associated with using social media as a primary form of advertisement and customer engagement.
- Our current operations are highly dependent on the financial performance of our DTC and Wholesale channels, and reliance on third party logistics, as well as other risks could negatively impact our business.
- Our business relies on co-manufacturers and third party suppliers to supply our products, and the loss of any of our co-manufacturers, our failure to identify new co-manufacturers, or our inability to accurately forecast and contract for our co-manufacturing and raw materials needs could harm our business and impede our growth.
- Interruption of our supply chain of coffee, store supplies, RTD beverage ingredients, or merchandise could affect our ability to produce or deliver our products and could negatively impact our business and profitability.
- Increases in the cost of high-quality coffee beans or other commodities or decreases in the availability of high-quality coffee beans or other commodities could have an adverse impact on our business and financial results.
- Our financial condition and results of operations are dependent upon consumer discretionary spending, and a number of economic or political conditions, largely outside our control, may adversely affect that spending and as such our results may fluctuate significantly and may not fully reflect the underlying performance of our business.
- We may not be able to compete successfully with other producers and retailers of coffee and energy drinks. Intense competition in our markets could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.
- Our long-term growth strategy depends in part on opening and operating new Outposts in existing and new markets. We may be unsuccessful in opening or profitably operating new Outposts or establishing new markets, which could adversely affect our growth.
- Failure to effectively manage growth could harm our business and operating results.
- We are increasingly dependent on information technology and our ability to process data in order to operate and sell our goods and services, and if we (or our vendors) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our goods and services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of customers and business.
- If we or our franchise partners are unable to protect our customers' and employees' personal, financial, or other confidential data, or if our information technology systems are compromised, we could be exposed to data loss, litigation, liability and reputational damage.
- We may not be able to adequately protect our intellectual property, including trademarks, trade names, and service marks, which, in turn, could harm the value of our brand and adversely affect our business.
- Food safety and quality concerns may negatively impact our brand, business, and profitability, and our internal operational controls and standards may not always be met. Any possible instances or reports, whether true or not, of food or beverage-borne illness or adulteration could reduce our sales.
- We are subject to risks associated with long-term, non-cancelable lease agreements and, where applicable, risks related to owning real estate.
- If we fail to maintain adequate operational and financial resources, particularly if we continue to grow rapidly, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.
- Authentic Brands' debt obligations could impair our financial condition and negatively impact our business. We may be unable to generate sufficient cash flow to meet these obligations.
- Authentic Brands' debt agreements impose restrictions on our business.
- Our barter arrangement may not provide the benefits we expect.

Risks Related to People and Culture
- We depend on our founder, executive officers, and other key employees, and the loss of one or more of these employees, the failure of one or more of these employees to dedicate adequate time to the Company's affairs, or an inability to attract and retain other highly skilled employees could harm our business.
- Changes in the availability of and the cost of labor could harm our business.
- Unionization activities may disrupt our operations and affect our profitability.

Risks Related to Regulation, Litigation, and Taxation
- Litigation or legal proceedings could expose us to significant liabilities and negatively impact our reputation or business.
- We are subject to numerous federal, state, and local laws with which compliance is both costly and complex.
- We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.
- We, as well as our vendors, are subject to stringent and changing laws, regulations, and industry standards related to data Processing, protection, privacy, and security. The actual or perceived failure by us, our customers, or vendors to comply with such laws, regulations, and industry standards may harm our business, financial condition, results of operations, and prospects.
- We and our franchise partners are subject to extensive government regulations that could result in claims leading to increased costs and restrict our ability to operate franchises.
- Our business, like many other beverage and restaurant companies, is subject to the risk of class action lawsuits and other proceedings that are costly, divert management attention, and, if successful, could result in our payment of substantial damages or settlement costs.
- Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition, and results of operations.

Risks Related to Our Corporate Structure
- The Tax Receivable Agreement (the "TRA") with the Unitholders of Authentic Brands, LLC ("Authentic Brands") requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make could be substantial.
- We are a public benefit corporation, and our focus on our public benefit company purpose ("PBC Purpose") may negatively impact our financial performance.
- As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder interests and the PBC Purpose, the occurrence of which may have an adverse impact on our financial condition and results of operations.
- As a public benefit corporation, we are required to comply with various new reporting requirements, which, even if complied with, could result in harm to our reputation.
- Our only material assets are our direct and indirect interests in BRCC LLC, and we are accordingly dependent upon distributions from BRCC LLC to pay dividends and taxes and other expenses.
- Delaware law, the Charter and the Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.
- The Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.
- Certain significant stockholders and Authentic Brands' members whose interests may differ from those of our public stockholders following the Business Combination have the ability to significantly influence our business and management.

Risks Related to an Investment in Our Securities
- We may issue additional shares of our Class A Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.
- A significant portion of our shares of Class A Common Stock are available for immediate resale by certain existing shareholders and may be sold into the market in the future. Sales of our Class A Common Stock by our existing shareholders may cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.
- We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
- We are subject to rules and regulations regarding our internal control over financial reporting. Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.
- We are a "controlled company" within the meaning of New York Stock Exchange (the "NYSE") rules and, as a result, we qualify for exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Part I

Item 1. Business

When used in this report, the terms "we," "us," "our," "BRCC," "Black Rifle Coffee," "Black Rifle Coffee Company," and the "Company" mean BRC Inc. and its consolidated subsidiaries, collectively, unless the context requires otherwise.

Company Overview

Black Rifle Coffee Company is a Veteran-founded and led premium coffee, energy drink, and media company operating through three primary channels: Wholesale, DTC, and Outposts. Founded in 2014 by U.S. Army Veteran Evan Hafer, Black Rifle Coffee began with a one-pound coffee roaster in a garage, where Hafer personally roasted, packaged, and shipped coffee directly to consumers. Today, the Company has grown into a widely recognized and nationally distributed brand steadfast in its commitment to supporting active-duty military, Veterans, first responders, and all who love America.

Black Rifle Coffee operates out of offices in Salt Lake City, Utah; San Antonio, Texas; and Nashville, Tennessee, with a manufacturing facility in Manchester, Tennessee. Our product offerings have expanded beyond roast coffee to include single-serve coffee, RTD coffee, and, as of late 2024, Black Rifle Energy, a ready-to-drink energy beverage. Additionally, we offer Black Rifle branded apparel, coffee brewing equipment, and outdoor and lifestyle gear that our customers proudly wear and use to showcase their connection to our brand.

Our Mission and Community

Our mission at Black Rifle Coffee Company is to serve premium coffee beverages and content to active-duty military, Veterans, first responders, and all who love America. Founded and led by combat Veterans of the Global War on Terror, we are a mission-driven company committed to delivering quality products while giving back to the communities we serve. This dedication is reflected in our direct hiring practices, charitable donations, and storytelling through our media channels.

As a public benefit corporation, Black Rifle Coffee Company balances profitability with purpose. Our public benefit purpose is to support the underserved active military, Veteran, and first-responder communities. We achieve this through objectives such as:

- Creating meaningful post-service career opportunities for Veterans, first responders, and their families.
- Supporting charities focused on mental health and other critical needs within these communities.
- Inspiring Veterans to pursue entrepreneurship through targeted programs and donations.
- Providing quality products and media that resonate with these audiences.

A significant factor in our success is the work ethic and discipline of our Veteran employees. We are committed to hiring Veterans and military spouses, supporting their transition from military service to private industry. This dedication fosters a strong, cohesive culture at Black Rifle Coffee Company, and we aim for half of our new hires to be Veterans and military spouses.

Our corporate giving is strengthened through direct donations to charities aligned with our public benefit purpose and through The BRCC Fund, our 501(c)(3) nonprofit organization. The fund focuses on Veteran-related causes, enabling us to provide direct support to individuals, charities, and organizations aligned with our mission to serve those who serve.

Our Business

We are a digitally native brand with an established omnichannel business model, operating through one reportable segment that comprises three primary channels: DTC, Wholesale, and Outposts. Each channel plays a vital role in reaching our customers, building our community, and growing our brand.

Our DTC platform has been the foundation of our business since the inception of the company and launch of www.blackriflecoffee.com. This channel enabled us to quickly establish ourselves as a recognizable beverage brand in the United States. This channel allows us to engage directly with our customers and gain valuable insight into their preferences. The DTC channel includes our subscription-based Coffee Club, through which customers can receive ground, whole bean, single-serve coffee, or apparel delivered to their home or office on a customizable schedule. As of December 31, 2024, the Coffee Club served approximately 190,400 active subscribers. In 2024, DTC sales totaled $123.8 million, compared to $143.2 million in 2023, reflecting a 14% decline as consumer purchasing behavior shifted toward retail channels and resources were reallocated to growing the Wholesale channel.

In our Wholesale channel, we sell packaged coffee and our RTD beverages through leading Food, Drug, and Mass ("FDM") retailers such as Walmart, Sam's Club, regional and national grocery chains, and convenience stores, such as 7-Eleven, Casey's General Store, and Circle K. Additionally, our coffee, apparel, and gear are sold through specialty retailers like Bass Pro Shops, Scheels, and Ace Hardware. In 2024, the Wholesale channel generated $245.0 million in sales, compared to $225.1 million in 2023. We have prioritized growth in this channel by expanding distribution in grocery stores, club stores, convenience stores, and specialty retailers, positioning the Wholesale channel as a key driver of future revenue.

Our Outposts offer a reimagined coffee shop experience, featuring freshly brewed coffee, Black Rifle Coffee merchandise, and a welcoming environment for community connection. Since opening the first Outpost in San Antonio, Texas, in 2020, we have expanded to operate eighteen company-owned Outposts and nineteen franchised locations across ten states, including Texas, Utah, and Tennessee. In 2024, Outpost sales totaled $22.7 million, a decline from $27.3 million in 2023. While new unit growth in this channel is currently limited, we plan to resume investments in Outposts in the coming years as we refine our strategy and continue prioritizing capital allocation toward growth in the Wholesale channel.

We create dynamic, cause-driven media content designed to strengthen our connection with the Black Rifle Coffee community. Guided by a three-pronged strategy—Inform, Inspire, and Entertain—we educate our audience on the craft of coffee, sharing insights into our meticulous roasting processes and premium products. Through compelling storytelling, we highlight the experiences of Veterans, first responders, and everyday heroes who embody our mission. At the same time, we captivate and entertain with humor, creativity, and engaging formats that resonate deeply with our loyal and passionate customer base. This comprehensive approach reflects our core values while fostering lasting brand loyalty and recognition.

In addition to media content, we continue to grow through strategic partnerships and collaborations that amplify our brand and extend our reach. These initiatives include partnerships with social media influencers and high-profile sports organizations to connect with new and existing audiences. For instance, in July 2022, we announced a partnership with the Dallas Cowboys, featuring product placement at AT&T Stadium. In February 2024, we entered into a three-year marketing partnership with the UFC, further elevating our presence in the sports and entertainment landscape.

These partnerships, combined with our distinctive media strategy, help us build strong connections with our customers, drive brand loyalty, and ensure Black Rifle Coffee stands out in a competitive market.

Product Supply

The majority of our green coffee beans come from Colombia, Brazil, and Nicaragua. We also source green coffee beans from over ten countries in Latin America, Africa, and Asia to diversify our supply chain and offer our customers specialty and limited-time-only roasts. Quality control is also a critically important part of our manufacturing and supply chain operations. Our licensed, Coffee Quality Institute-certified grader and former Green Beret leads cupping, grading, scoring, and sourcing of our coffees.

We rely on co-manufacturers to support a portion of our production capacity for roast coffee and exclusively utilize co-manufacturers for the production of our RTD product lines. These partnerships allow us to efficiently scale production to meet consumer demand while maintaining the quality standards our customers expect.

Competition

We operate in a highly competitive environment across all our product categories, with competition driven by factors such as price, flavor, packaging, innovation, variety, shelf space, channel distribution, and marketing and promotional strategies. Our competitors include large international food and beverage companies like Nestlé, Starbucks, Monster, and Pepsi, as well as private-label brands and smaller high-growth food and beverage companies. Many of these competitors possess substantially greater financial, marketing, and distribution resources than we do.

Despite these challenges, we are uniquely positioned to compete in the U.S. coffee market and the U.S. energy drink market. Our differentiation lies in superior product offerings, a powerful media platform, a mission-driven lifestyle brand, a loyal and engaged customer base, and a scalable omnichannel strategy supported by a large subscriber base. Beyond coffee and Black Rifle Energy, our highly engaged customers consistently purchase branded merchandise, proudly wear Black Rifle Coffee apparel, display decals and banners, and actively recommend our brand through social media and by word-of-mouth. This emotional connection and advocacy drive our growth and open opportunities to expand our product portfolio.

Competition in the coffee market is influenced by factors such as product quality, roasting methods, brand recognition, and technology. A key competitive advantage is our in-house roasting for nearly half of our bagged coffee products, which we consider essential to delivering the exceptional quality our customers expect. In the RTD coffee, retort dairy, and energy drink categories, we face competition from established brands along with significant barriers to entry, such as production and distribution capabilities. However, our unique positioning and loyal customer base allow us to carve out a distinct space in these markets.

In the out-of-home coffee category, we compete with both nationally recognized brands and smaller local coffee shops. While long-established competitors benefit from greater brand recognition and significantly larger financial, technological, roasting, sales, and distribution resources, our expansion into the FDM market has unlocked new opportunities to increase brand awareness and make our products more accessible to consumers. Additionally, our customers exhibit higher spending than the typical coffee buyer, frequently purchasing merchandise alongside coffee and driving an attractive average order value of approximately $12 to $13 at our Outposts. Our ability to engage customers across multiple categories uniquely positions us for growth in a competitive market landscape.

Seasonality

Our business is subject to moderate seasonal fluctuations. The first quarter typically will experience lower revenues. In our DTC and Outpost revenue channels, we tend to have higher revenues and cash flow during the holiday season in the fourth quarter. Results for any quarter will not necessarily be indicative of the results for a full fiscal year.

Human Capital

We have built a strong and cohesive culture centered around our mission of serving coffee and content, and our culture to active military, Veterans, first responders, and all who love America. We are Veteran-controlled, and approximately 32% of our employees are Veterans or military spouses. Our goal is to maintain our current level of Veteran hires as we expand our operations and further develop our omni-channel business model.

As of December 31, 2024, we employed 551 employees across locations in the United States. Of the 551 employees, 39 are focused in manufacturing, 259 are in corporate or other administrative roles, and 253 are in roles at Outposts. In addition, we employ part-time and seasonal workers. We will continue to focus on hiring Veterans and first responders and training our employees to provide the authentic Black Rifle Coffee Company experience in our Outpost locations.

Employee Wellness

We promote health, wellness, and safety through a variety of means which include, but are not limited to, onsite employee training modules, external support such as employee assistance programs and crisis counseling, and universal escalation procedures as it pertains to safety protocols.

Employee Development and Training

We believe that employee development and training is a shared relationship between the employee, their leadership team, and their HR business partner. As this is typically not a one-size fits all approach, training and development plans are unique to the employee and their overall business unit.

Total Rewards Package

Our Total Rewards Package is comprehensive in the fact that it addresses each milestone of the employee life cycle. Those rewards include but are not limited to medical, dental, vision, and voluntary coverages, as well as a variety of compensation rewards.

Intellectual Property

We own many registered trademarks and service marks in the United States, including the "Black Rifle Coffee Company" trademark, and our word marks have been registered in multiple classes of goods and services. We own a more limited subset of registered trademarks in jurisdictions outside the United States. Our most important trademark might be our "BRCC" logo, which immediately identifies the brand. We believe that the Black Rifle Coffee Company name and all of its associated marks are of significant value and importance to our business. As a general policy, we pursue registration and monitor the use of our marks in the United States and challenge unauthorized users.

We license the use of our marks to franchise partners, third-party vendors, and others through franchise agreements, vendor agreements, and licensing agreements. These agreements typically restrict third parties' activities with respect to use of the marks and impose brand standards requirements. We require licensees to inform us of any potential infringement of the marks.

We own a variety of copyrighted materials, chiefly in the form of original artwork presented on our bagged coffee. We rely on the protection of the United States Copyright Act for the protection of our copyrighted works, and challenge unauthorized users both within and outside of the U.S.

Government Regulations

We are subject to extensive federal, state, and local government regulation, including those relating to, among others, public health and safety, food labeling and advertising, food safety and manufacturing, zoning and fire codes, and franchising. Failure to comply with these regulations would adversely affect our activities, including manufacturing and selling food. Failure to obtain or retain licenses and registrations or exemptions would adversely affect the operation of our Outposts and other properties. Although we have not experienced and do not anticipate experiencing any significant problems obtaining required licenses, permits, or approvals, any difficulties, delays, or failures in obtaining such licenses, permits, registrations, exemptions, or approvals could delay or prevent the opening of, or adversely impact the viability of, an Outpost shop in a particular area. The development and construction of additional Outposts will be subject to compliance with the applicable zoning, land use, and environmental regulations.

Our franchising activities are subject to the rules and regulations of the Federal Trade Commission ("FTC") and various state laws regulating the offer and sale of franchises. The FTC's franchise rules and various state laws require that we furnish a franchise disclosure document ("FDD") containing certain financial information to prospective franchise partners in a number of states. Additionally, certain states require registration of the FDD with state authorities. Substantive state laws that regulate the franchise or franchise relationship exist in a substantial number of states, and bills have been introduced in Congress from time to time that would provide for federal regulation of the franchisor-franchisee relationship. The state laws often limit, among other things, the duration and scope of non-competition provisions, the ability of a franchisor to terminate or refuse to renew a franchise, and the ability of a franchise partner to designate sources of supply. We believe our FDD complies in all material aspects with both the FTC franchise rules and all applicable state laws regulating franchising in those states in which we have franchises.

We are also subject to the Fair Labor Standards Act, the Immigration Reform and Control Act of 1986 and various federal and state laws governing such matters such as minimum wage, overtime, employment tax rates, workers compensation rates, citizenship requirements, and other working conditions. A significant number of our personnel are paid at rates related to the federal minimum wage. We are also subject to the Americans with Disabilities Act ("ADA"), which prohibits discrimination on the basis of a disability and public accommodations in employment, which may require us to design or modify our facilities to make reasonable accommodations for disabled persons.

See Item 1A. Risk Factors. *Risks Related to Regulation, Litigation and Taxation* for further information.

Environmental

We believe federal and state environmental regulations have not had a material effect on operations, but more stringent and varied requirements of local government bodies with respect to zoning land use and environmental factors could delay construction and increase development costs for new facilities.

Business Combination and Organizational Structure

On February 9, 2022, we consummated a business combination (the "Business Combination") by which BRC Inc. became the parent company of Authentic Brands, pursuant to a business combination agreement dated November 21, 2021 and amended January 4, 2022 (the "Business Combination Agreement"). Authentic Brands is the direct parent of Black Rifle Coffee Company, a Delaware limited liability company ("BRCC LLC").

Following the completion of the Business Combination, our organizational structure is what is commonly referred to as an umbrella partnership C corporation (or Up-C) structure. This organizational structure allows certain owners of Authentic Brands to retain their equity ownership in Authentic Brands, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Common Units and Restricted Units of Authentic Brands. Each continuing owner of Authentic Brands also holds a number of shares of Class B Common Stock in the Company equal to the number of Common Units held by such owner, which shares of Class B Common Stock have no economic value, but which entitles the holder thereof to one vote per share at any meeting of our shareholders.

Available Information

We file annual, quarterly and current reports and other documents with the Securities and Exchange Commission ("SEC") that are publicly available free of charge on the Investor Relations section of our website at https://ir.blackriflecoffee.com as soon as reasonably practicable after these materials are filed with or furnished to the SEC or at www.sec.gov. The information on our website (or any webpages referenced in this Annual Report) is not part of this or any other report we file with, or furnish to, the SEC.

Item 1A. Risk Factors

Risks and uncertainties that could cause our actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report and other public statements we make are described below. Based on the information currently known to us, we believe that the matters discussed below identify the material risk factors affecting our business. However, the risks and uncertainties we face are not limited to those described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial, but that could later become material, may also adversely affect our business.

Risks Related to Our Business

Our brand, including the quality of media content and active participation in the Veteran community, is core to our success, and damage to our brand or reputation and negative publicity could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Our brand and authenticity in supporting the Veteran and military community is a core driver of our success. We promote our brand through media content and active participation in the Veteran community through events, donations, and hiring commitments, but the continued success of such promotions cannot be guaranteed.

We have historically faced, and may from time to time be faced, with negative publicity, regardless of its accuracy, relating to our brand; our founders and our mission; our charitable activities; our marketing; product quality; the safety, sanitation, and welfare of our facilities; customer complaints or litigation alleging illness or injury; health inspection scores; integrity of our or our suppliers' food processing, employment practices, and other policies, practices and procedures; employee relationships and welfare or other matters; or public statements by our founders or other key employees and persons associated with our brand, including paid brand partners. Negative publicity may adversely affect our business, regardless of its accuracy or whether we are ultimately found responsible.

Our brand has been in the past, and may be in the future, associated with controversial actions of certain customers of ours. For example, we have occasionally received negative publicity from leading national media arising out of the presence of, among others, our logos and brands on apparel worn at certain publicized events, even when such individuals were otherwise unaffiliated with us. The negative publicity and our reaction and communication related to such events has in the past resulted in losses to our DTC subscription service, the loss of investors, and the loss of Wholesale channel partners. There is no assurance that any such negative publicity will not occur again in the future and harm our brand and reputation, regardless of our involvement in the publicized events.

Moreover, social media platforms present additional risks, as they enable the rapid spread of information, including statements adverse to our interests, which may be inaccurate or misleading and could negatively impact our business, prospects, or financial performance. The potential harm from such content may be immediate and occur without affording us an opportunity for redress or correction. Our brand has been viewed as polarizing, which may subject us to boycotts, reputational harm, or other adverse actions by the public, investors, or entities that disagree with our mission or branding.

Furthermore, the negative impact of adverse publicity relating to one facility or retail coffee shop may extend far beyond the location involved, to affect some or all of our other Outposts, including our franchise partner Outposts. The risk of negative publicity is particularly great with respect to our franchise partner Outposts because we are limited in the manner in which we can regulate them, especially on a real-time basis, and negative publicity from our franchise partners' Outposts may also significantly impact Company-operated Outposts. A similar risk exists with respect to Wholesale retail partners if customers mistakenly associate third party issues with our operations.

Employee claims against us based on, among other things, wage and hour violations, discrimination, harassment, or wrongful termination may also create not only legal and financial liability, but also negative publicity that could adversely affect us and divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

Our content creation team often produces videos and other media depicting risky or dangerous activities, showcasing stunts and activities with firearms, skydiving, motorsports, handling of explosives, military vehicles, "extreme" sports, marksmanships, and other themes pursuing the lifestyle associated with our brand and sometimes involving certain of our employees and executive officers. While we take precautions to ensure the safety of all involved in creating this content, the activities carry an inherent risk that cannot be eliminated. If any individual were to suffer serious harm while involved with one of our productions, this could lead to negative publicity and harm to the brand and subject us to legal proceedings, for which we may not be adequately insured. See also "*We depend on our founder, executive officers, and other key employees, and the loss of one or more of these employees, the failure of one or more of these employees to dedicate adequate time to the Company's affairs, or an inability to attract and retain other highly skilled employees could harm our business.*"

Additionally, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites, and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. Information concerning us, whether accurate or not, may be posted on such platforms at any time. Our founders often appear in unscripted and un-reviewed online publications, such as podcasts, over which we have little curation.

Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may harm our business.

Failure to maintain or enhance the value and reputation of our brand, including our support of the Veteran community, could have a negative impact on our financial results.

We believe that brand authenticity and mission alignment are critical to customer loyalty. If we fail to preserve our brand identity, including the quality of our media content and active engagement with the Veteran community, our consumer perception, brand equity, and financial results could be negatively impacted.

Business incidents, whether isolated or recurring and whether originating from us or our business partners, that erode consumer trust can significantly reduce brand value, potentially trigger boycotts of our Outposts, or result in civil or criminal liability and can have a negative impact on our financial results. Most importantly, if our customers perceive that we have abandoned or decreased the priority of our mission and our authenticity, in particular with respect to our support of the Veteran and military communities, we could lose significant portions of our customer base and experience substantial harm to our reputation and our operating results. Other such incidents that could adversely affect our business include actual or perceived breaches of privacy, contaminated products, employees or customers infected with communicable diseases, product recalls, controversial actions of persons identified with the brand, or other potential incidents discussed in this risk factors section. The impact of such incidents may be exacerbated if they receive considerable publicity, including rapidly through social or digital media (including for malicious reasons) or result in litigation. Consumer demand for our products and our brand equity could diminish significantly if we, our employees, franchise partners, or other business partners fail to preserve the quality of our products, act or are perceived to act in an unethical, illegal, racially-biased, unequal, or socially irresponsible manner, including with respect to the sourcing, content, or sale of our products, service and treatment of customers at our Outposts, or the use of customer data for general or direct marketing or other purposes.

If we fail to comply with laws and regulations, publicly take controversial positions or actions, or fail to deliver a consistently positive consumer experience in each of our markets, including by failing to invest in the right balance of wages and benefits to attract and retain employees that represent the brand well, our brand value may be diminished. Public controversy or backlash related to our in-house or third-party content creation efforts could lead to customer attrition, hinder new customer acquisition, damage business relationships, and result in other negative outcomes.

Our success is closely tied to maintaining a strong corporate reputation. Our brand reputation may suffer due to claims or perceptions, whether substantiated or not, related to product safety, supplier and distributor practices, franchise operations, or allegations of unethical, illegal, discriminatory, or socially irresponsible behavior. Our corporate reputation could also suffer from negative publicity or consumer sentiment regarding Company action or inaction or brand imagery, a real or perceived failure of corporate governance, or misconduct by any officer or any employee or representative of us or a franchise partner. Any such incidents (even if resulting from actions of a competitor or franchise partner) could cause a decline directly or indirectly in consumer confidence in, or the perception of, our brand and/or our products and reduce consumer demand for our products, which would likely result in lower revenue and profits.

There has been an increased public focus, including from the United States federal and state governments, on environmental sustainability matters, including with respect to climate change, greenhouse gases, water resources, packaging and waste, animal health and welfare, deforestation, and land use. We strive to operate with a commitment to environmental stewardship and are actively managing sustainability-related risks and costs impacting our operations, franchise partners, and supply chain. Due to growing scrutiny of environmental sustainability, we may encounter increased demands for disclosure, expanded commitments, target-setting, and additional compliance measures. Addressing these environmental issues may subject us to market, operational, reputational, and compliance-related risks and costs.

Our growth strategy depends on the successful execution of our strategic initiatives, and our limited operating history may make it difficult to evaluate future risks and challenges.

We were founded as a digitally native coffee brand in 2014 and have since expanded into multiple growth channels, including Wholesale retail, merchandise sales, franchised and Company-operated retail locations, RTD coffee, and energy drinks. Our Wholesale channel sales grew from $225.1 million in 2023 to $245.0 million in 2024. Since several of these growth channels remain in the early stages of development, identifying potential risks may be challenging, including risks related to revenue generation, key operating expenses, customer acquisition and retention, shifting consumer preferences, product innovation, supply chain management, and applicable laws and regulations. Additionally, we have historically prioritized growth over profitability and may continue to do so in the future.

As part of our long-term strategy, we aim to expand our market share and revenue through various initiatives, including the continued growth of DTC sales through online channels, expansion of our Wholesale, RTD coffee, and Black Rifle Energy distribution, velocity growth, and product innovation. Additionally, we plan to grow our Outpost business by opening new Company-operated and franchised locations, driving sales at existing locations, and enhancing digital platforms such as online ordering and loyalty programs. Failure to execute these strategic initiatives could result in slowed or halted growth, materially impacting our business, financial results, and overall financial condition.

Even if we successfully expand our new sales channels, they may cannibalize existing channels, leading to lower-than-expected overall growth. Over the past several years, we have expanded our Wholesale footprint, including entering the food, drug, and mass retail market through a partnership with Walmart. As a result, some customers who previously purchased our products through our DTC channel now buy them from retail partners. Depending on our agreements with retail partners, margins on Wholesale sales may be lower than those from DTC sales. Conversely, offering aggressive discounts, loyalty programs, or online advertising for our DTC channel may shift customer purchases toward that channel, potentially reducing overall margins relative to Wholesale and Outpost sales. We cannot guarantee that sales cannibalization will not occur or become more pronounced as we expand within existing markets.

We have already made, and plan to continue making, significant investments to support the expansion and rapid growth of these and other revenue channels. These investments have materially impacted our short-term profitability. Beyond product development and innovation costs, we have incurred substantial expenses to increase retailer distribution. We believe these investments will drive growth across our business lines and improve the products we offer consumers. However, there is no guarantee these investments will materially enhance our operations or profitability. Failure to generate expected returns from these investments could result in significant resource expenditures without corresponding benefits.

We have a limited operating history, and our past financial results may not be indicative of our future performance. Further, our revenue growth rate may slow as our business matures.

We have a limited history of generating revenue, particularly with our largest Wholesale partners, RTD coffee, Black Rifle Energy, and Outpost locations. Due to our relatively short operating history, we have limited financial data available to assess our current business, making it difficult to predict future performance. As a result, our historical revenue growth should not be considered indicative of future results. Estimates of future revenue growth are subject to numerous risks and uncertainties, and actual future revenue may differ materially from projections.

To effectively manage and capitalize on our growth, we must continue to expand our sales and marketing efforts, drive innovation in product and content development, enhance our information management systems, and scale operational processes while recruiting and retaining employees. Rapid expansion may strain our existing resources, creating challenges in hiring, training, and managing a dispersed and growing workforce across multiple jurisdictions. Failure to scale effectively while maintaining our company culture could negatively impact our ability to attract and retain talent, execute our corporate strategy, and sustain long-term growth.

Additionally, we may not generate sufficient revenue to achieve or maintain positive cash flow from operations or profitability in any given period, or at all. If we fail to manage these growth-related risks successfully, our business, financial condition, and results of operations could be adversely affected.

Our marketing programs may not be successful, resulting in harm to our financial results.

Attracting and retaining end users is essential to the success of our business. We invest significant resources in marketing efforts, including new product launches, merchandise promotions, and advertising campaigns aimed at increasing brand awareness and customer engagement. Our marketing approach is often unconventional, with some campaigns proving significantly more successful than others. If any of our initiatives fail to generate the expected return, we may incur substantial expenses without realizing corresponding revenue growth.

Additionally, many of our competitors have greater financial resources, allowing them to allocate significantly more capital toward marketing, advertising, and promotional initiatives. If our competitors increase their marketing spend while our available funds decrease, or if our advertising, promotions, or new product offerings are less effective than those of our competitors, our results of operations and financial performance could be adversely affected.

Failure to attract new customers or retain existing ones, particularly in a cost-effective manner, could limit our ability to increase sales and materially harm our business and financial condition.

Our new products or merchandise may not generate increased sales or profits.

We have devoted, and will continue to devote in the future, significant resources to launch and promote new products to serve broader customer demand, adapt to changes in markets trends, and account for shifts in customer preferences. However, certain of our product launches have not been adopted by our customers as readily as anticipated, and we may not be successful in implementing our distribution strategy, developing innovative new products, or creating products that are successful with consumer preferences. To the extent that we are not able to effectively gauge the direction of our key markets and successfully identify, develop, and promote new or improved products in the changing market, our operating results could suffer. These risks extend to the implementation of new lines of business or product categories.

Failure to properly expand into new channels or introduce different product types could result in significant expenditures without increased revenue.

Developing new products and introducing them into Wholesale retailers, convenience stores, and our DTC platforms is an expensive and time-consuming process. Not only are research and development expensive investments, there is also no guarantee that our co-manufacturing partners or distribution networks will fully cooperate in producing or promoting our new products. Launching new products at commercial convenience stores, for example, requires lead time. Long lead times may make it more difficult for us to respond rapidly to new or changing product trends or consumer preferences. Launching a new product, or an existing product to new stores, may also require initial "free fills" of shelves, which increases the costs of introducing new products and could adversely impact our operating results if the new product is not successful.

The loss of one or more of our primary Wholesale partners, a significant adverse change in a Wholesale partner's financial position, or an adverse change in our relationships with our Wholesale partners could negatively impact our net sales and profitability.

We generate a material percentage of our Wholesale sales, which was 63% of our net sales in 2024, from a few primary Wholesale partners. Our largest primary Wholesale partner represented 28% of our consolidated net sales in 2024, and the failure to increase or maintain our sales with our primary Wholesale partners would have a negative impact on our growth prospects and any decrease or loss of any of our primary Wholesale partners' business could result in a decrease in our net sales and operating income if we are unable to capture these sales through our DTC operations or other Wholesale accounts. Over the last several years, large retailers have faced increased competition from online competitors, declining sales and profitability and tightened credit markets, resulting in store closures, bankruptcies and financial restructurings. Restructuring of our primary Wholesale partner's operations, store closures or increased direct sourcing by consumers could negatively impact our net sales and profitability.

We also extend credit to most of our primary Wholesale partners without requiring collateral, which results in a large amount of receivables from just a few Wholesale partners. A significant adverse change in a primary Wholesale partner's financial position or ability to satisfy its obligations to us could cause us to limit or discontinue business with that Wholesale partner, in some cases after we have already made product purchase commitments for inventory; require us to assume greater credit risk relating to that Wholesale partner's receivables; or limit our ability to collect amounts related to shipments to that Wholesale partner. In addition, a decision by one or more of our primary Wholesale partners to terminate its relationship with us or to reduce its purchases, whether motivated by competitive considerations, a change in desired product assortment, quality issues, financial difficulties, economic conditions or otherwise, could also adversely affect our business.

Our Wholesale relationships are important to our operations. We sell our coffee products, energy drinks, merchandise, and other products through outlets, dealers, and distributors. Certain Wholesale locations may include significant signage and advertising for our brand, and we rely on these locations to effectively advertise and present our products. Our business could be adversely impacted if our Wholesale channel partners face declines in customer traffic, declines in consumer spending, litigation, temporary or sustained store closures, or other business disruptions, including but not limited to supply chain disruptions or inventory management issues. Our business could also be adversely impacted if we fail to grow sales of our RTD coffee, Black Rifle Energy, and merchandise products through Wholesale channels, including flat or declining number of outlets and retailers offering our products, flat or declining sales velocity in these channels, and failure to expand sales of our products through new retail partnerships and outlets. Further, the purchasing power of current or potential large Wholesale channel partners is significant, and they have the ability to command concessions, which have and may in the future substantially reduce our profitability and expose us to greater liability under the terms of our agreements with such partners. There can be no assurance that distributors and retailers will purchase our products or provide our products with adequate levels of promotional and merchandising support. The need to make significant concessions to retain one or more such Wholesale channel partners or the failure to maintain or further develop these business relationships could result in harm to our business and results of operations.

Additionally, we do not fully control the actions of our Wholesale channel partners. Unsatisfactory service or misconduct by our Wholesale channel partners, or their failure to comply with statutory or regulatory requirements, may harm our business or brand reputation. Unilateral decisions by our Wholesale channel partners to discontinue carrying all or any of our products that they are carrying at any time, restrict the range of our products they carry, impose restrictions or limitations on the sale of our products, or devote less resources to the sale of our products could also cause our business to suffer. Our Wholesale channel partners may also not fulfill their obligations under our agreements, adversely affecting our business.

We are subject to risks associated with using social media as a primary form of advertisement and customer engagement.

Our in-house content creation platform represents a significant portion of our marketing. Our content creation team primarily uses third party social media platforms mentioned below to engage with customers. In addition to company accounts and accounts associated with key employees, such as our founder and co-founder, Evan Hafer and Mat Best, respectively, we rely on key non-employee influencers to drive online traffic and promote our brand. These relationships and agreements with non-employee influencers are often informal and cannot be closely controlled, and uncompensated individuals with whom we have no formal or informal relationship often support our brand publicly, which support is important to our reputation. Any actions, public statements, or social media posts about us or our products by non-employees that are contrary to our values, are critical of our brand, or create public controversy could negatively affect consumer perception of our brand and adversely affect our business. Furthermore, if non-employees cease publishing content supporting us on their social media platforms for any reason, our online presence may decrease and our operating results may suffer.

Additionally, we rely on third party social media platforms, such as Facebook, Instagram, YouTube, Google, and others, to generate new customers and to engage with existing customers. As existing social media platforms evolve and new platforms develop, we must continue to maintain a presence on current and emerging platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers may suffer. Moreover, social media and other online platforms often revise their algorithms and introduce new advertising products. If one of the platforms upon which we rely for customer engagement were to modify its general methodology for how it displays our advertisements or keyword search results, resulting in fewer customers clicking through to our websites or coming across our content, our business may suffer.

For example, over the past two years, various social media platforms have implemented data privacy changes that limit the ability to target and measure advertising. These include increased user opt-out options, restrictions on third-party data usage, limitations on detailed demographic targeting, reduced access to granular event tracking, emphasis on privacy-preserving technologies like Google's "Privacy Sandbox initiative," and stricter rules around sensitive data collection, particularly for younger users. Because of these changes, the efficacy of our digital and social channels has decreased and may decrease further in the future, increasing our cost to acquire customers. We may not be able to acquire customers in an as cost effective manner as a result of these changes and other competitive factors, which could adversely affect our financial results.

Furthermore, our advertising, including claims made by sponsored third parties, must be truthful and not misleading, and such parties are required to disclose the sponsored nature of their post in accordance with the guidance from the FTC. As laws and regulations governing the use of these platforms evolve, any failure by us or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines, suspension or removal from such platform, or other penalties and adversely affect our business, financial condition, and operating results. An increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such content and increase the risk that such content could contain problematic product or marketing claims in violation of applicable regulations.

Our current operations are highly dependent on the financial performance of our DTC and Wholesale channels, and reliance on third party logistics, as well as other risks, could negatively impact our business.

Our financial performance is highly dependent on our DTC and Wholesale channels, with the DTC channel providing approximately 32% and 36% of our revenue in 2024 and 2023, respectively, and our Wholesale channel providing approximately 63% and 57% of our revenue in 2024 and 2023, respectively. If the DTC revenue trends continue to decline or if the Wholesale channel revenue trends slow or decline, our other sources of revenues may be unable to make up any significant shortfall and our business and financial results could be adversely affected.

We experienced a decrease in revenue from our DTC channel in 2024 compared to 2023 as customer acquisition costs significantly increased and we shifted marketing investments into other channels with greater returns. Revenue from our DTC channel may continue to decline as customer acquisition costs remain high and locations to purchase our products increase from the expansion in other channels. Any significant slowdown or decline in our DTC business could result in reduced cash flows.

Our DTC business and revenue growth are dependent on our ability to continuously attract and retain subscribers, and we cannot be sure that we will be successful in these efforts, or that subscriber retention levels will not materially decline. Furthermore, in the future, we may offer new subscription products, implement promotions, or replace or modify current subscription models, any of which could result in additional costs. It is unknown how our subscribers will react to price increases or new models and whether the costs or logistics of implementing these models will adversely impact our business. If the adoption of new revenue models adversely impacts our subscriber relationships, then subscriber growth, subscriber engagement, and our business, financial condition, and operating results could be harmed.

Our DTC and Wholesale business' success depends on third party logistics and a network of brokers and distributors. We currently work with parties in the United States to store, ship, and otherwise support our distribution of products to our customers and retail partners. Our ability to meet customer and retail partner expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies and growth depends on the proper operation of these third parties' distribution facilities, the development or expansion of additional distribution capabilities, and the timely performance of services by third parties. If we continue to add third party logistics providers, require them to expand their fulfillment, distribution, or warehouse capabilities, expand to new locations, add products categories with different fulfillment requirements, or change the mix of products we sell, our logistics and distribution network will become increasingly complex and its operation will become more challenging for us and our third party logistics providers. Additionally, as part of our Wholesale channel model, we rely on a network of brokers and distributors to grow and manage our sales. These networks assist in expanding our brand's reach and ensuring the efficient distribution of our products to our retail partners. If these networks, for any reason, cannot properly or efficiently support our products distribution, our operating results and business may suffer. The third party logistics providers and distribution networks that we rely upon could be interrupted by issues beyond our control, including, but not limited to, information technology problems, natural disasters, pandemics, government regulation, or supply chain issues. Any significant failure in our third party logistics providers to operate effectively could adversely affect our business. In addition, we may be required to expand our capacity sooner than we anticipate. If we are unable to expand existing or secure new third party logistics providers to meet our future needs, our order fulfillment and shipping times may be delayed and our business, financial condition, and operating results may suffer.

Our business relies on co-manufacturers and third party suppliers to supply our products, and the loss of any of our co-manufacturers, our failure to identify new co-manufacturers, or our inability to accurately forecast and contract for our co-manufacturing and raw materials needs could harm our business and impede our growth.

We rely on co-manufacturers to provide us with a significant portion of our production capacity, in particular with our RTD coffee, Black Rifle Energy, rounds, and certain suppliers to supply various components of co-manufactured products, such as dairy and aluminum cans, and to a lesser extent our at-home coffee products, such as whole bean and ground bagged coffee. Our co-manufacturers have been integral in the development of our products. Failure by us to maintain our relationship with our co-manufacturers or failure to properly forecast demand for these products could adversely affect our operating results. The terms of our co-manufacturing agreements vary, and some of these arrangements are short-term or based on purchase orders, while others do or will in the future commit us to significant purchases over a number of years. Volumes produced under these agreements can fluctuate significantly based upon the product's life cycle, product promotions, alternative production capacity, and other factors, none of which are under our direct control.

If, for any reason, our co-manufacturers or raw material suppliers cannot fulfill their obligations, any of our co-manufacturer faces an enforcement action by FDA or is otherwise unable to manufacture our products, or a contract with a co-manufacturer is terminated, or if our needs are less than we have contracted for, our business may suffer. We have historically experienced meaningful variability of our needs for co-manufacturing and various components of co-manufactured goods, and if we do not effectively manage those arrangements or if our forecasting is not accurate, we may experience expiring stock of co-manufactured products, or excess commitments to purchase co-manufactured finished goods and/or components of co-manufactured goods, including aluminum cans and perishable ingredients, resulting in either excess inventory or "take or pay" payments, which we have historically experienced. Any charges related to the write off of excess inventories could have a material adverse effect on our business, operating results, and financial condition.

In addition, we may face risks related to payment terms, arrangements, and due dates with respect to our co-manufacturer, suppliers, or other vendors due to liquidity concerns. In the event that we are unable to timely pay our co-manufacturer, suppliers, or other vendors we may damage the relationship with such third parties, and may suffer future harm to business operations in the event that such third parties terminate their service arrangements with the Company. The loss of our co-manufacturer, suppliers, or other vendors could disrupt our business and affect our quality, cost, and availability of products, which could have an adverse effect on our results of operations and financial condition.

If we need to replace a co-manufacturer or supplier of goods for co-manufactured products, there can be no assurance that additional capacity will be available in a timely manner and in the quantities required, that our quality control requirements will be met, that we will be able to utilize the product formulas or other intellectual property developed with the co-manufacturer, or that the commercial terms of a replacement will be favorable. If we fail to replace a co-manufacturer or supplier, we may be required to reduce our overall production, or increase our production by a smaller amount than forecasted, which could result in loss of sales and reputational harm. Further, an interruption in, or the loss or reduction of operations at, our co-manufacturing facility, which may be caused by work stoppages, contamination, disease outbreaks, terrorism, natural disasters, regulatory restrictions or enforcement, or any other reason, could delay, postpone, or reduce production of our products, which could have a material adverse effect on our business until such time as such interruption is resolved or an alternate source of production is secured.

As we seek to obtain additional or alternative co-manufacturing arrangements in the future, there can be no assurance that we would be able to do so on satisfactory terms, in a timely manner, or at all. The loss of our co-manufacturer, any disruption or delay at our co-manufacturer, or any failure to identify and engage co-manufacturers to increase production capacity, could delay or postpone the production of our products or reduce our overall production capacity, either of which could have a material adverse effect on our business, operating results, and financial condition.

Interruption of our supply chain of coffee, store supplies, RTD beverage ingredients, or merchandise could affect our ability to produce or deliver our products and could negatively impact our business and profitability.

We roast coffee beans in-house at our Manchester, TN facility. We also use our co-manufacturers for certain outsourced coffee roasting, and production of our RTD coffee and Black Rifle Energy. Additionally, we contract with suppliers and manufacturers to procure supplies, equipment, and other materials for our operations. Any significant interruption in our supply chain, including interruptions in the supply of coffee beans, coffee machines, restaurant equipment, merchandise, apparel, extract, other product ingredients, or packaging for our proprietary products could have a material negative impact on our business and our profitability.

Potential disruptions could arise from various factors, including casualty loss at our roasting facility, interruptions by third party logistics service providers or common carriers, trade restrictions such as quotas or increased tariffs, regulatory action like placement of a foreign supplier on an FDA import alert, rising postage and shipping costs, embargoes, customs restrictions, pandemics, social or labor unrest, weather events, natural disasters, political disputes, military conflicts, or other unforeseen incidents.

We also rely on our domestic and international business partners to supply high quality products and to comply with applicable laws. If production at our Manchester, TN facility were to be disrupted, we would need to rely on our co-manufacturing network to make up for this lost capacity. We do not have sufficient agreements in place with third parties to fully cover such a contingency and we would need to negotiate for additional capacity if our facility became inoperable.

We are currently in the process of expanding our Manchester, TN facility, and failure to successfully implement that expansion could have a negative impact on our business.

Increases in the cost of high-quality coffee beans or other commodities or decreases in the availability of high-quality coffee beans or other commodities could have an adverse impact on our business and financial results.

The availability and prices of coffee beans and other commodities are subject to significant volatility. We purchase, roast and sell high-quality whole bean coffee beans and related coffee products. The high-quality coffee we seek tends to trade on a negotiated basis at a premium above the "C" price. This premium depends upon the supply and demand at the time of purchase and the amount of the premium can vary significantly. Increases in the "C" coffee commodity price increase the price of high-quality coffee and also impact the pricing of our fixed-price purchase commitments. We frequently enter into supply contracts whereby the quality, quantity, delivery period, and other negotiated terms are agreed upon, but the base "C" coffee commodity price component has not yet been established and will be determined per the coffee commodity calendar.

The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, general increase in farm inputs and costs of production, inventory levels, political and economic conditions, tariffs, and the actions of certain organizations and associations that have historically attempted to influence prices of green coffee through agreements establishing export quotas or by restricting coffee supplies. Speculative trading in coffee commodities can also influence coffee prices. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices, increases in the cost of high-quality coffee beans could have a material adverse impact on our profitability. In addition, if we are not able to purchase sufficient quantities of green coffee due to any of the above factors or to a worldwide or regional shortage, our ability to find other green coffee with the same profiles that deliver the same experience to our consumers may be impacted, which could have a material adverse impact on our profitability.

Increases in the cost of dairy products and other commodities, such as petroleum which in turn may increase the cost of our packing materials, or lack of availability, whether due to supply shortages, delays or interruptions in processing, or otherwise, especially in international markets, could harm our business.

We have entered into certain forward purchase contracts for coffee beans, which include fixed price arrangements with set time periods for market-based increases. By entering into these commercial contracts, we attempt to mitigate the adverse effects of unexpected market-price increases. For example, we agreed to rates in 2025 that are lower than the current future prices of green coffee beans. However, if future prices were to decline below our contracted prices, we are contractually obligated to pay the higher rates.

Changes in U.S. trade policies, including the imposition of tariffs, including punitive and retaliatory tariffs, specifically with respect to countries where we source our high-quality coffee beans, or tariffs that specifically target coffee beans, may adversely impact our business, financial condition, and results of operations.

During its first term from 2017 to 2021, the Trump Administration, imposed certain tariffs and retaliatory tariffs, as well as other trade restrictions on products and materials that our customers import or export. President Trump has signaled that his new Administration will impose tariffs and retaliatory tariffs against U.S. trading partners. During his election campaign, President Trump indicated that he would impose a 25% tariff against all goods imported from Canada and Mexico, a 60% tariff on goods from China and a blanket tariff of 10% to 20% on other imports to the U.S. On January 26, 2025, after Colombian President Gustavo Petro barred to U.S. military planes carrying Colombians deported from the U.S. from landing in Colombia, President Trump threatened a punitive tariff of 25% on imports from the country. Shortly thereafter, President Petro negotiated terms with President Trump to avoid the imposition of such tariffs. While this threatened tariff did not materialize, futures contracts for Arabica coffee produced in Latin America (where the majority of our green coffee beans come from) and traded on the Intercontinental Exchange may reflect increases in the price of coffee that may reflect an impact of geopolitical tensions on the coffee market.

The above and other potential tariffs and trade restrictions may cause the cost of our products, and as a result prices of our products, to increase, which could reduce demand for such products, and adversely impact our revenue, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future. At this time, it remains unclear what the U.S. government or foreign governments will or will not do with respect to international trade agreements and policies or additional tariffs that may be imposed.

Our financial condition and results of operations are dependent upon consumer discretionary spending, and a number of economic or political conditions, largely outside our control, may adversely affect that spending and as such our results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our results of operations and key metrics may vary significantly in the future as they have in the past, and period-to-period comparisons of our results of operations and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our results of operations are subject to seasonal variations, and key metrics may fluctuate as a result of a variety of factors, many of which are outside of our control, and thus, may not fully reflect the underlying performance of our business. Fluctuations in results may negatively impact the value of our securities. Factors that may cause fluctuations in our results of operations and key metrics include, without limitation, those listed elsewhere in this Risk Factors section and those listed below. Any one or more of the factors listed below or described elsewhere in this section could harm our business:

- fluctuations in the cost and availability of real estate, labor, raw materials, equipment, shipping;
- pricing pressure;
- consumer preferences, including those described above;
- money available to consumers for discretionary purchases, which may be affected by job losses, inflation, higher taxes, changes in federal economic policy, or other macroeconomic or political factors;
- severe weather or other natural or man-made disasters affecting a large market or several closely located markets that may temporarily but significantly affect our business in such markets;
- especially in our large markets, labor discord or disruption, geopolitical events, social unrest, war, terrorism, political instability, acts of public violence, boycotts, hostilities and social unrest and other health pandemics that lead to avoidance of public places or cause people to stay at home; and
- adverse outcomes of litigation.

Additionally, certain public entities have recently experienced extreme volatility in the market prices and trading volume of their common stock. This extreme volatility seems to be unrelated to the underlying business of these entities, their market performance, or the macro or industry fundamentals of these entities. These extreme market fluctuations have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums, and it is unclear how long this volatility will last. Due to our customer base, online presence, and reputation, among other factors, our Class A Common Stock may be subject to similar market volatility in the future not necessarily related to the performance of our business.

We may not be able to compete successfully with other producers and retailers of coffee and energy drinks. Intense competition in our markets could make it more difficult to expand our business and could also have a negative impact on our operating results if customers favor our competitors or we are forced to change our pricing and other marketing strategies.

The specialty coffee and energy drink markets are intensely competitive, including with respect to product quality, innovation, service, convenience, store location, delivery service, mobile ordering, and price. We face significant and increasing competition in all these areas in each of our channels and markets. If we cannot compete successfully with other entities in these markets, we could lose customers and our revenue could decline. We expect competition in these markets to continue to be intense as we compete on a variety of fronts, including, without limitation, anticipating and responding to changing consumer demands in a timely manner; establishing and maintaining favorable brand-name recognition; achieving and maintaining product quality; hiring and retaining key employees; maintaining and growing market share; developing quality and differentiated products that appeal to consumers; establishing and maintaining acceptable relationships with Wholesale customers; pricing products appropriately; optimizing roasting and supply chain capabilities; and protecting intellectual property.

Many of our competitors possess substantially greater financial, technological, roasting, sales, marketing, and distribution resources, have operated longer, maintain stronger brand recognition, and are more established in the markets where we currently operate or plan to expand. These advantages may allow competitors to offer more competitive pricing, accelerate product development, and better absorb rising costs. The general availability of coffee roasting also allows new entrants easy access to the markets in which we compete, which may increase the number of competitors. Any of these competitive factors may adversely affect our business.

Additionally, if our competitors begin to evolve their business strategies and adopt aspects of our business model, such as our subscription model and innovative content and branding, including Veteran and first-responder-focused branding -- certain examples of which exist -- our customers may be drawn to those competitors for their beverage needs and our business could be harmed.

Our long-term growth strategy depends in part on opening and operating new Outposts in existing and new markets. We may be unsuccessful in opening or profitably operating new Outposts or establishing new markets, which could adversely affect our growth.

As of December 31, 2024, we have thirty-seven Outposts across ten states, of which eighteen were Company-operated and nineteen were franchised. A component of our growth strategy is opening new Outposts and operating them on a profitable basis. We opened our first Company-operated Outpost in 2020, with the remainder opening in 2021 through 2024. Our ability to open new Outposts is dependent upon a number of factors, many of which are beyond our control, including our and our franchise partners' ability to:

- identify available and suitable sites;
- compete for such sites;
- reach acceptable agreements regarding the lease of locations;
- obtain or have available the financing required to acquire and operate an Outpost, including construction and opening costs, which includes access to build-to-suit leases and ground lease construction arrangements;
- respond to unforeseen engineering or environmental problems with leased premises;
- avoid the impact of inclement weather, natural disasters and other calamities;
- hire, train and retain the skilled management and other employees necessary to meet staffing needs;
- obtain, in a timely manner and for an acceptable cost, required licenses, permits and regulatory approvals and respond effectively to any changes in local, state or federal law and regulations that adversely affect our and our franchise partners' costs or ability to open new Outposts; and
- control construction and equipment cost increases for new Outposts and secure the services of qualified contractors and subcontractors in an increasingly competitive environment.

There is no guarantee that a sufficient number of suitable sites for new Outposts will be available in desirable areas or on terms that are acceptable to us, and competition for high quality sites is significant. If we are unable to open new Outposts, or if existing franchise partners do not open new Outposts, or if planned openings are significantly delayed or cancelled, or if existing Outposts close, our long term strategic plan could be adversely affected, we may incur costs and be subject to potential liabilities, and our business may be harmed.

We may enter into geographic markets in which we have little or no prior operating experience. The challenges of entering new markets include: adapting to local regulations or restrictions that may limit our ability to open new Outposts, restrict the use of certain branding or increase the cost of development; difficulties in hiring experienced personnel; unfamiliarity with local real estate markets and demographics; consumer unfamiliarity with our brand; and different competitive and economic conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than in our existing markets. Consumer recognition of our brand has been important in the success of our Outposts in our existing markets, and we will need to build this recognition in new markets. Outposts we open in new markets may take longer to reach expected sales and profit levels on a consistent basis and may have higher construction, occupancy and operating costs than existing Outposts, thereby affecting our overall profitability. Any failure on our part to recognize or respond to these challenges may adversely affect the success of any new or existing Outposts.

Due to brand recognition and logistical synergies, as part of our growth strategy, we may open new Outposts in areas where we have existing Outposts. The operating results and comparable Outpost sales could be adversely affected due to close proximity with our other Outposts and market saturation.

New Outposts, once opened, may not be profitable or may close, and the increases in average per Outpost revenue and comparable sales that we have experienced in the past may not be indicative of future results.

We may incur additional costs in new markets, particularly for transportation and distribution, which may impact sales and the profitability of those Outposts. Accordingly, the volume and timing of new Outpost openings may have a material adverse impact on our profitability.

Although we establish specific operating and financial targets for new Outposts, we have observed that some locations may fail to meet these targets or may take longer than expected to do so. There is no guarantee that any new Outpost will become profitable or achieve operating results comparable to our existing Outposts. Failure to do so could adversely impact our business, financial condition, and results of operations.

Some of our Outposts open with an initial start-up period of higher than normal sales volumes and related costs, which subsequently decrease to stabilized levels. In new markets, the length of time before average sales for new Outposts stabilize is less predictable and can be longer as a result of our limited knowledge of these markets and consumers' limited awareness of our brand. In addition, our volume and comparable sales may not increase at the rates achieved over the past several years. Our ability to operate new Outposts profitably and increase average Outpost revenue and comparable Outpost sales will depend on many factors, some of which are beyond our control, including:

- consumer awareness and understanding of our brand;
- general economic conditions, which can affect Outpost traffic, local labor costs, and prices we pay for the products and other supplies we use;
- consumption patterns and beverage preferences that differ from region to region;
- changes in consumer preferences and discretionary spending, including in connection with broader economic concerns;
- difficulties obtaining or maintaining adequate relationships with distributors or suppliers in new markets;
- increases in prices for commodities, including coffee, milk, and flavored syrups;
- inefficiency in our labor costs as the staff gains experience;
- competition, either from our competitors in the beverage industry or our other Outposts;
- temporary and permanent site characteristics of new Outposts;
- changes in government regulation; and
- other unanticipated increases in costs, any of which could give rise to delays or cost overruns.

If our new Outposts do not perform as planned or close, our business and future prospects could be harmed. In addition, an inability to achieve our expected average Outpost revenue could harm our business.

Failure to effectively manage growth could harm our business and operating results.

We have historically experienced growth and increasing demand for our products. The growth and expansion of our business and products has placed a significant strain on our management, operational and financial resources. As we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction which may place a significant strain on our management, sales and marketing, administrative, financial, and other resources. We may not be able to respond in a timely basis to all the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and employees, which could harm our business. Failure to accurately forecast our results of operations and growth rate may also result in harm to our business. Further, if we are not able to continue to provide high quality customer service as a result of these demands, our reputation, as well as our business, including a decline in financial performance, could be harmed. If we experience a decline in financial performance, we may decrease the number of or discontinue new shop openings, we may decide to close Outposts that we are unable to operate in a profitable manner or we may take other measures to preserve liquidity.

We are required to manage multiple relationships with various strategic partners, our franchise partners, customers, and other third parties. In the event of further growth of our operations or in the number of our third party relationships, our existing management systems, financial and management controls and information systems may not be adequate to support our planned expansion and we may face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various Outposts and maintaining our culture across multiple offices and Outposts. Our ability to manage our growth effectively will require us to continue to enhance our systems, procedures and controls and to locate, hire, train and retain management and employees, particularly in new markets which may require significant capital expenditures.

We are increasingly dependent on information technology and our ability to process data in order to operate and sell our goods and services, and if we (or our vendors) are unable to protect against software and hardware vulnerabilities, service interruptions, data corruption, cyber-based attacks, ransomware or security breaches, or if we fail to comply with our commitments and assurances regarding the privacy and security of such data, our operations could be disrupted, our ability to provide our goods and services could be interrupted, our reputation may be harmed and we may be exposed to liability and loss of customers and business.

We rely heavily on information technology systems, networks and data processing (some of which are managed by third party service providers), including the Internet, third-party services and artificial intelligence, to operate our business and to manage a variety of business processes and activities, including product design, production, forecasting, ordering, manufacturing, transportation, sales and distribution of our products, retail operations, financial reporting, legal and marketing, to comply with regulatory, legal and tax requirements ("Business Functions"), and to collect, receive, store, process, generate, use, transfer, transmit, disclose, make accessible, protect, secure, dispose of and share ("Process" or "Processing") personal information, intellectual property, trade secrets, confidential or proprietary information, financial information and other information. These information technology systems are critical to many of our operating activities and Business Functions and may be negatively impacted by any service interruption or shutdown. For example, our ability to effectively manage and maintain our inventory and to ship products to customers on a timely basis depends significantly on the reliability of these systems.

Over the last several years, we have implemented, and continue to implement, modifications and upgrades to our systems, including making changes to legacy systems, replacing legacy systems, and acquiring new systems with new functionality.

Our work to integrate, secure, and enhance these systems and related processes in our operations is ongoing and we will continue to invest in these efforts. We cannot provide assurance, however, that the measures we take to secure and enhance these systems will be sufficient to protect our information technology systems and prevent cyber-attacks, system failures or data or information loss. Cyber-attacks, malicious internet-based activity and online and offline fraud are prevalent and continue to increase in frequency and magnitude. In addition to traditional computer "hackers," threat actors, personnel (such as through theft, sabotage or misuse), and sophisticated nation-states and nation-state supported actors now engage in attacks.

Our information technology networks and systems and those of third parties upon whom we rely, and the Processing they perform, may be vulnerable to data security and privacy threats, cyber and otherwise. Moreover, the risk of unauthorized circumvention of our security measures or those of third parties on whom we rely has been heightened by advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including, without limitation, "phishing" or social engineering incidents, malicious code (such as viruses and worms), account takeover attacks, software bugs, denial or degradation of service attacks and malware (including as a result of advanced persistent threat intrusions). Ransomware attacks, including those perpetrated by organized criminal threat actors, nation-states and nation-state supported actors, are becoming increasingly prevalent and severe and can lead to significant interruptions in our operations, loss of data and income, reputational harm and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments. Further, incidents experienced by other companies may also be leveraged against us. For example, credential stuffing attacks are becoming increasingly common and sophisticated actors can mask their attacks, making them increasingly difficult to identify and prevent.

We have technology security initiatives in place to mitigate our risk to vulnerabilities and do from time to time detect and prevent attempted access or disruptions, but these security measures may not be adequately designed or implemented to ensure that our operations are not disrupted or that other data security incidents do not occur. If our information technology networks and systems or data processing (or those of our third party service providers) suffers damage, security incidents, disruption or shutdown, and such issues are not effectively resolved in a timely manner, they could cause a material adverse impact to our Business Functions and our business, reputation, and financial condition.

An actual or perceived incident affecting our security systems or those of our third party service providers may require notification under applicable data privacy regulations or for customer relations or publicity purposes, which may result in the loss of confidential business and financial data, misappropriation of our consumers', users' or employees' personal information, material contract breaches, or a disruption of our business. Any of these outcomes could have a material adverse effect on our business, including unwanted media attention, impairment of our consumer and customer relationships, damage to our reputation, loss of sales and customers, fines, penalties, assessments, fees and expenses, costly litigation (including class action litigation), settlement costs, regulatory scrutiny and government enforcement actions (for example, investigations, fines, penalties, audits and inspections), a loss of confidence in our business, systems and Processing, and a diversion of management's time and attention.

The costs to respond to a security incident or to mitigate any security vulnerabilities that may be identified could be significant, and our efforts to address these problems may not be successful. We could be required to fundamentally change our business activities and practices in response to a security incident or related regulatory actions or litigation, which could have an adverse effect on our business.

Further, the failure of these systems to operate effectively, including as a result of the threats described above or as a result of natural disasters, vendor business interruptions or other causes, failure to properly maintain, protect, repair or upgrade systems, or problems with transitioning to upgraded or replacement systems could cause delays in product fulfillment and reduced efficiency of our operations, could require significant capital investments to remediate such problems which may not be sufficient to cover all eventualities, and may have an adverse effect on our reputation, results of operations and financial condition. In addition, the increased use of employee-owned devices for communications as well as work-from-home arrangements present additional operational risks to our information technology systems, including, but not limited to, increased risks of cyber-attacks.

Although we maintain insurance regarding cyber events, we may not have adequate insurance coverage for handling security incident related expenses or changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), which could harm our business. In addition, we cannot be sure that our existing insurance coverage will continue to be available on acceptable terms or that our insurers will not deny coverage as to all or part of any future claim or loss. Moreover, our privacy risks are likely to increase as we continue to expand, grow our customer base, and process, store, and transmit increasingly large amounts of personal and/or sensitive data.

If the technology-based systems that give our consumers the ability to shop or interact with us online do not function effectively, our operating results, as well as our ability to grow our digital commerce business globally or to retain our customer base, could be materially adversely affected.

Many of our consumers shop with us through our digital platforms. Increasingly, consumers are using mobile-based devices and applications to shop online with us and with our competitors, and to do comparison shopping, as well as to engage with us and our competitors through digital services and experiences that are offered on mobile platforms. We are increasingly using social media and proprietary mobile applications to interact with our consumers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, secure, user-friendly digital commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers or any failure to provide attractive digital experiences to our customers could place us at a competitive disadvantage, result in the loss of digital commerce and other sales, harm our reputation with consumers, have a material adverse impact on the growth of our digital commerce business globally and have a material adverse impact on our business and results of operations. In addition, as use of our digital platforms continues to grow, we will need an increasing amount of technical infrastructure to continue to satisfy our consumers' needs. If we fail to continue to effectively scale and adapt our digital platforms to accommodate increased consumer demand, our business may be subject to interruptions, delays or failures and consumer demand for our products and digital experiences could decline. Risks specific to our digital commerce business also include diversion of sales from our and our retailers' brick and mortar stores, difficulty in recreating the in-store experience through direct channels and liability for online content. Our failure to successfully respond to these risks may adversely affect sales in our digital commerce business, as well as damage our reputation and brands.

If we or our franchise partners are unable to protect our customers' and employees' personal, financial, or other confidential data, or if our information technology systems are compromised, we could be exposed to data loss, litigation, liability and reputational damage.

Our business requires the collection, transmission, and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. Further, our customers and employees have a high expectation that we and our service providers will adequately protect their personal information. Our systems and technology may be vulnerable to damage, disruption, or interruption from, among other things, physical damage, natural disasters, inadequate system capacity, system issues, security breaches, cyber-security attacks, computer viruses, power outages, and other failures or disruptions outside of our control. Furthermore, the information security and privacy requirements imposed by governmental regulation are increasingly demanding. A material breach of our or third parties' information technology systems that results in authorized access, theft, use, or destruction of customer or employee confidential information could result in fines, legal claims or proceedings, including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation, and expose us to claims from customers and employees, any of which could harm our business.

We currently accept payments using credit cards and debit cards, for which we rely on third party servicers, and, as such, are subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, which is a security standard applicable to companies like ours that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We are also subject to rules governing electronic funds transfers. Such rules could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may have to pay onerous and significant fines, penalties and assessments arising out of the major card brands' rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods and services, which could materially impact our operations and financial performance.

We may not be able to adequately protect our intellectual property, including trademarks, trade names, and service marks, which, in turn, could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, proprietary products, and other intellectual property, including our name and logos and the unique character and atmosphere of our Outposts. We rely on U.S. trademark, copyright, and trade secret laws, as well as license agreements, nondisclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property.

Nevertheless, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property.

The success of our business depends on our continued ability to use our existing trademarks, trade names, and service marks to increase brand awareness and further develop our brand as we expand into new markets. We have registered and applied to register trademarks and service marks in the United States and, to a lesser degree, certain other jurisdictions. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity or enforceability of our trademarks and service marks and other intellectual property. There can also be no assurance that pending or future U.S. trademark applications will be approved in a timely manner or at all, or that such registrations will effectively protect our brand names and trademarks.

Additionally, the steps we have taken to protect our intellectual property in the United States may not be adequate. If our efforts to maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes, or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brands from achieving or maintaining market acceptance. Even with our own franchise partners, whose activities are monitored and regulated through our franchise agreements, we face risk that they may refer to or make statements about our brand that do not make proper use of our trademarks or required designations, that improperly alter trademarks or branding, or that are critical of our brand or place our brand in a context that may tarnish our reputation. This may result in dilution of, or harm to, our intellectual property or the value of our brand.

Moreover, we do not hold any patents for our roasting methods or with respect to our methods of producing RTD coffee or Black Rifle Energy. We roast the majority of our coffee beans in-house, and we consider our roasting methods essential to the quality of our products. Because we do not hold any patents for our roasting methods or our methods of producing RTD coffee or Black Rifle Energy, competitors may be able to duplicate our process if such methods became known. If our competitors copy these methods, the value of our coffee and energy products may decline, and we may lose customers to competitors.

We may also from time to time be required to institute litigation to enforce our trademarks, service marks, and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability, and prospects regardless of whether we can successfully enforce our rights.

Third parties may oppose our trademark and service mark applications, or otherwise challenge our use of the trademarks and service marks. In the event that these or other intellectual property rights are successfully challenged, we could be forced to rebrand our products, which would result in loss of brand recognition and would require us to devote resources to advertising and marketing new brands. Third parties may also assert that we infringe, misappropriate, or otherwise violate their intellectual property and may sue us for intellectual property infringement. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and other personnel may be diverted in pursuing these proceedings. If a court finds that we infringe a third party's intellectual property, we may be required to pay damages or be subject to an injunction. With respect to any third party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.

Evolving consumer preferences and tastes, including public or medical opinions about caffeine consumption, may adversely affect our business.

Our continued success depends on our ability to attract and retain customers. Our financial results could be adversely affected by a shift in consumer spending away from our products, lack of customer acceptance of new products (including due to price increases necessary to cover the costs of new products or higher input costs), brand perception (such as the existence or expansion of our competitors), or platforms (such as features of our mobile application and changes in our loyalty rewards programs and initiatives), or customers reducing their demand for our current offerings as new products are introduced.

In addition, most of our products contain caffeine and our RTD products and many of the beverages made at our Outposts contain sugar, dairy products, and other compounds, such as natural and artificial flavors, the health effects of which are the subject of public and regulatory scrutiny, including the suggestion of linkages to a variety of adverse health effects. There is increasing consumer awareness of health risks that are attributed to caffeine and other ingredients we use, particularly in the United States, including obesity, increased blood pressure and heart rate, anxiety and insomnia, as well as increased consumer litigation based on alleged adverse health impacts of consumption of various food and beverage products. An unfavorable report on the health effects of caffeine, sugar, or other ingredients in our products or changes in public perception of these ingredients could significantly reduce the demand for our products. For example, recent unfavorable media regarding a caffeinated lemonade beverage in a major US quick serve chain may change public perceptions of and demand for caffeinated beverages. A decrease in customer consumption as a result of these health concerns or negative publicity could significantly reduce the demand for our products and could harm our business.

Food safety and quality concerns may negatively impact our brand, business, and profitability, and our internal operational controls and standards may not always be met. Any possible instances or reports, whether true or not, of food or beverage-borne illness or adulteration could reduce our sales.

Incidents or reports, whether true or not, of food-borne or water-borne illness or other food safety issues, food adulteration or tampering, employee hygiene and cleanliness failures, or improper employee conduct at our Outposts could lead to product liability or other claims. Such incidents or reports could negatively affect our brand and reputation as well as our business, revenue, and profits. Similar incidents or reports occurring at coffee and convenience shops unrelated to us could likewise create negative publicity, which could negatively impact consumer behavior towards us. Our products may also be subject to food recalls or other regulatory warnings promulgated by the U.S. Food and Drug Administration ("FDA"), state regulatory authorities, or other regulatory bodies. The FDA and states can take regulatory enforcement actions up to and including issuing public warnings, seizing products, and suspending our or our co-manufacturer's ability to operate the manufacturing facility. In addition, states and the FDA are increasingly focused on chemical contamination in food and beverage products and packaging, including of heavy metals, per- and polyfluoroalkyl substances ("PFAS"), and pesticide residue. Failure to comply with these requirements could lead to a regulatory enforcement and negative publicity, as well as claims from private plaintiffs. Notably, California's Safe Drinking Water and Toxic Enforcement Act of 1986 ("Proposition 65") permits private enforcement against companies for allegedly failing to provide adequate health hazard warnings in the sale of consumer products containing certain chemicals, including contaminants. We have previously received, and may receive in the future, notice of alleged violation and threats of private enforcement. Consumer advocacy groups are known to test products for contaminants and publish the results, which can lead to private enforcement efforts.

We cannot guarantee to customers that our internal controls and training will be fully effective in preventing all food-borne illnesses, contamination, or adulteration. Undiscovered contamination of our coffee bean supplies could result in future claims about product safety. New illnesses resistant to our current precautions may develop in the future, or diseases with long incubation periods could arise, potentially giving rise to claims or allegations on a retroactive basis. One or more instances of food-borne illness in one of our Company-operated or franchised Outposts could negatively affect sales at all our Outposts if highly publicized. This risk exists even if it were later determined that the illness was wrongly attributed to one of our Outposts. Additionally, even if food-borne illnesses were not identified at our Outposts, our sales could be adversely affected if instances of food-borne illnesses at other coffee and beverage chains were highly publicized.

We are subject to risks associated with long-term, non-cancelable lease agreements and, where applicable, risks related to owning real estate.

Our Outpost leases generally have initial terms of 10 to 15 years with renewal options in 5-year increments. Outpost leases provide for a specified annual rent, with agreed increases (typically a 10.0% base rent increase per 5-year time period). Generally, our leases are "net" leases, which require us to pay all the cost of insurance, taxes, maintenance and utilities, which costs tend to increase each year. We generally cannot terminate these leases without incurring substantial costs or pulling forward future costs which impacts our liquidity. If an existing or future Outpost is not profitable and we decide to close it, or if we fail to open an Outpost in a location subject to a lease, we may nonetheless be committed to perform our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term, or until the lease is either assigned by us to a third party, or the site is relet by the landlord. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close Outposts in desirable locations. Also, because we own real estate used for office space, warehouse space, and manufacturing facilities, we are subject to all the risks generally associated with owning real estate, including changes in the investment climate for real estate, as well as strict, joint, and several liability for environmental contamination at or from the property, regardless of fault.

Our operating results and growth strategies are partly dependent upon the success of our franchise partners, and we have limited control with respect to their operations. Additionally, our franchise partners' interests may conflict or diverge with our interests in the future, which could have a negative impact on our business.

As of December 31, 2024, approximately 51% of our Outposts were operated by our franchise partners. Our franchise partners are independent business operators and are not our employees, and as such we have limited control over how our franchise partners run their businesses, and their inability to operate successfully could adversely affect our operating results.

We receive royalties, franchise fees, and collect franchisee contributions to a BRCC franchisee marketing fund that is dedicated to Outpost promotional initiatives. Additionally, we sell proprietary products to our franchise partners at a markup over our cost to produce. We have established operational standards and guidelines for our franchise partners; however, we have limited control over how our franchise partners' businesses are run, including day to day operations. Even with these operation standards and guidelines, the quality of franchised Outposts may be diminished by any number of factors beyond our control. Consequently, our franchise partners may not successfully operate Outposts in a manner consistent with our standards and requirements, such as quality, service and cleanliness, or may not hire and train qualified Outpost managers, employees, and other Outpost personnel or may not implement marketing programs and major initiatives such as Outpost remodels or equipment or technology upgrades, which may require financial investment. Even if such unsuccessful operations do not rise to the level of breaching the related franchise documents, they may be attributed by customers to our brand and could have a negative impact on our business.

Our franchise partners may not be able to secure adequate financing to open or continue operating our Outposts. If they incur too much debt or if economic or sales trends deteriorate such that they are unable to repay existing debt, our franchise partners could experience financial distress or even bankruptcy. If a significant number of our franchise partners become financially distressed, it could harm our operating results through reduced royalty revenue, marketing fees, and proprietary product sales and the impact on our profitability could be greater than the percentage decrease in these revenue streams.

While we seek to continue supporting the success of our entire system of Outposts and for taking a longer term view with respect to system improvements, our franchise partners have individual business strategies and objectives, which might conflict with our interests. Our franchise partners may and do, from time to time, disagree with us and our strategies and objectives regarding the business or our interpretation of our respective rights and obligations under the franchise agreement and the terms and conditions of the franchise partner relationship. This has and may continue to lead to disputes with our franchise partners and we expect such disputes to occur from time to time in the future as we continue to have franchises. For example, in the past we have agreed to provide certain operational and financial support in connection with the sale and shutdown of certain stores managed by franchisees. Such disputes may result in legal action against us. To the extent we have such disputes, the attention, time and financial resources of our management and our franchise partners will be diverted from our Outposts, which could harm our business even if we have a successful outcome in the dispute.

Actions or omissions by our franchise partners in violation of various laws may be attributed to us or result in negative publicity that affects our overall brand image, which may decrease consumer demand for our products. Franchise partners may engage in online activity via social media or activity in their personal lives that negatively impacts public perception of our franchise partners' or our operations or our brand as a whole. This activity may negatively affect franchise partners' sales and in turn impact our revenue.

In addition, various state and federal laws govern our relationship with our franchise partners and our potential sale of a franchise. A franchise partner and/or a government agency may bring legal action against us based on the franchisee/franchisor relationships that could result in the award of damages to franchise partners and/or the imposition of fines or other penalties against us.

If we fail to maintain adequate operational and financial resources, particularly if we continue to grow rapidly, we may be unable to execute our business plan or maintain high levels of service and customer satisfaction.

Our continuous growth and expansion has placed, and may continue to place, significant demands on our management and our operational and financial resources, and has resulted in significant turnover throughout our organization. In connection therewith, our organizational structure is becoming more complex as we scale our operational, financial, and management controls, as well as our reporting systems and procedures. As we continue to grow, we face challenges of integrating, developing, training, and motivating a rapidly growing employee base in our various Outposts and maintaining our culture across multiple offices and Outposts. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our products and services may suffer, which could negatively affect our brand and reputation and harm our ability to attract users, employees, and organizations.

To manage growth in our operations and personnel, we will need to continue to grow and improve our operational, financial, and management controls and our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas. We depend on cash generated from our operations to support our growth, and we may need to raise additional capital, which may not always be available on acceptable terms or at all.

In addition, as we expand our business, it is important that we continue to maintain a high level of customer service and satisfaction. As our customer base continues to grow, we will need to expand our customer service and other personnel, which will require more complex management and systems. If we are not able to continue to provide high levels of customer service, our reputation, as well as our business, could be harmed.

Disruptions at the bank in which we deposit our funds could have an adverse impact on our business and financial condition.

We hold substantially all of our deposits with a single bank and the bank also serves as the lender under our senior credit facility. We rely on our deposits with the bank and access to our senior credit facility to fund a substantial amount of our operations. Any disruption in the bank's ability to process payments, maintain our deposits, or satisfy its obligations under our senior credit facility, would significantly disrupt our business and could materially affect our operations and financial performance. In addition, under the terms of our senior credit facility, we are required to maintain substantially all our deposits with the bank. As a result, we currently have cash and cash equivalents deposited in excess of federally insured levels with the bank, and if the bank were to fail, we could lose our deposits over $250,000.

We may be adversely affected by the effects of inflation.

Consumer inflation, as measured by the Consumer Price Index for All Urban Consumers was 2.9% as of December 31, 2024 and 3.4% as of December 31, 2023. Inflation has the potential to adversely affect our business, results of operations, financial position and liquidity by increasing our overall cost structure, particularly if we are unable to achieve commensurate increases in the prices we charge our customers. The existence of inflation in the economy has the potential to result in higher costs for the raw materials we use to operate our business, higher interest rates and capital costs, supply shortages, increased costs of labor and other similar effects. As inflation increases, keeping wages competitive and maintaining general operating expenses at their current levels may be difficult. Although we may take measures to mitigate the impact of this inflation through pricing actions and efficiency gains, if these measures are not effective our business, results of operations, financial position and liquidity could be materially adversely affected. Even if such measures are effective, there could be a difference between the timing of when these beneficial actions impact our results of operations and when the cost inflation is incurred. Additionally, the pricing actions we may take could negatively impact our customer engagement, including our subscriber base, and decrease our market share, and certain of our competitors, particularly our larger, more established competitors, may manage inflationary pressures better than we are able.

Authentic Brands' debt obligations could impair our financial condition and negatively impact our business. We may be unable to generate sufficient cash flow to meet these obligations.

On December 27, 2024, Authentic Brands entered into a third amendment to the ABL Credit Agreement (as defined in Note 8, *Long-Term Debt* to the audited financial statements in Item 8. Financial Statements of this annual report), which provides for an asset-based revolving credit facility with committed maximum borrowing capacity of $75.0 million, and the Term Loan Financing Agreement (as defined in Note 8, *Long-Term Debt* to the audited financial statements in Item 8. Financial Statements of this annual report), which provides for a senior secured term loans in an aggregate principal amount of $40.0 million with an optional $20.0 million expansion available under specified conditions. Such substantial indebtedness has important consequences for us, including:

- a significant portion of our cash flow will be used to service such indebtedness, thereby limiting the availability of our cash flow to fund future growth, capital expenditures, working capital, business activities and other general corporate requirements;
- restrictive covenants in the debt agreements could prevent us from borrowing additional funds for working capital, capital expenditures, and debt service requirements, which could result in an inability to fund our growth or result in a default under the debt agreements;
- an increase in interest rates, as experienced since 2022 or as we may experience in the future, could significantly increase the cost of the variable rate debt under the debt agreements;
- any inability to service or refinance such indebtedness or the acceleration of such indebtedness could result in default which could result in all of the outstanding indebtedness becoming due and payable, an inability to access the revolving credit facility (in whole or in part), foreclosure against the borrowers' assets, and bankruptcy or liquidation;
- such indebtedness increases our vulnerability to economic downturns and adverse industry conditions and reduces our flexibility to plan for, or react to, changes in our business or industry; and
- our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors with less indebtedness, may be compromised due to the indebtedness and the restrictive covenants in the debt agreements.

We can provide no assurance that our business will generate sufficient cash flow from operations to service or repay the debt obligations, or that we will have the ability to issue new debt, draw on the revolving credit facility, or find other alternative sources of funds to satisfy our obligations and working capital needs. Our ability to meet expenses and debt service obligations will depend on our future performance, which could be affected by financial, business, economic and other factors. Our inability to generate sufficient cash flow to satisfy the debt obligations, or to refinance the indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, financial condition, results of operations, and cash flows.

Authentic Brands' debt agreements impose restrictions on our business.

Authentic Brands' debt agreements contain, and any future indebtedness would likely contain, a number of covenants that impose significant operating and financial restrictions on us, including restrictions on Authentic Brands' and its subsidiaries' ability to, among other things:

- incur additional debt or liens;
- pay dividends or make other distributions or restricted payments to BRC Inc.;
- make certain investments;
- consolidate, merge, sell, or otherwise dispose of all or substantially all of their assets; and
- alter the businesses they conduct.

As a result of these covenants, we will continue to be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs. To the extent we would wish to engage in any of the prohibited actions, we would need to obtain consent under the debt agreements, which may not be timely forthcoming or at all.

In addition, the debt agreements require the borrowers to maintain financial covenants customary for financings of their type and size. Each Credit Agreement requires the ABL Borrowers to maintain (i) a maximum total net leverage ratio; (ii) a fixed charge coverage ratio greater than or equal to 1.10 to 1.00; (iii) minimum liquidity of $7,500; and (iv) permitted restricted reinvestment of excess cash flow. We cannot provide assurance that the borrowers will satisfy these financial covenants. The borrowers' ability to satisfy these financial covenants will depend on our ongoing financial and operating performance, which, in turn, will be subject to economic conditions and to financial, market, and competitive factors, many of which are beyond our control.

A breach of any of these covenants could result in a default under the debt agreements, including as a result of cross default provisions and, in the case of the revolving credit facility, permit the lenders thereunder to cease making loans to the borrowers. If a default event were to occur, we may not have sufficient available cash to repay such outstanding debt obligations at the time they become due or be able to refinance such debt on acceptable terms or at all. Any of the foregoing limitations or events could materially and adversely affect our business, financial condition, results of operations, and cash flows.

Our barter arrangement may not provide the benefits we expect.

During the third quarter of 2023, we entered into a barter arrangement in which we have agreed to deliver products with a retail value of $41.6 million in exchange for an equal value of advertising that we may use over the four-year term of the arrangement. Amendments to this contract were executed in 2024 whereby inventory with a contract value of $19.5 million was exchanged for an equal value of advertising credits. For a variety of reasons, we may not receive the benefits we expect from the barter arrangement. The counterparty is a firm that specializes in barter arrangements, rather than an advertising agency, and the quality and quantity of the advertising available under the arrangement may not meet our expectations or may not be usable by us, in part or in whole. Any advertising credit that remains unused at the end of the four-year term will expire, and we will not receive any compensation for the amount of the unused credit. The value of the advertising provided under the arrangement may be difficult to value, and we are relying in significant part on the good faith of the counterparty to value the advertising accurately. The quantity of advertising available under the arrangement may also decrease over the four-year term because of inflation or other factors that increase the cost of advertising. If we do not receive the expected benefits from the barter arrangement, the value of the prepaid advertising credits on our balance sheet may be impaired which would reduce our earnings and impede our ability to keep our financial covenants with our lenders. In addition, although the barter arrangement limits the locations in which the counterparty may sell our products, our revenue may decline as we compete for sales with the products we deliver under the arrangement, and we may experience disruption in markets where we have exclusive agreements that may lead to fees or impair our relationships with existing distributors.

Risks Related to People and Culture

We depend on our founder, executive officers, and other key employees, and the loss of one or more of these employees, the failure of one or more of these employees to dedicate adequate time to the Company's affairs, or an inability to attract and retain other highly skilled employees could harm our business.

Our success depends partly upon the continued services of our founder and executive chairman, co-founders, chief executive officer, and other executive officers. We rely on our leadership team in the areas of marketing, sales, customer experience, and administration. From time to time, there have been and may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of one or more of our executive officers or key employees could harm our business.

In addition, certain of our executive officers may have pre-existing obligations or relationships with other businesses, which may result in a conflict of interest in allocating their time between our operations and their other businesses. For example, Mr. Kadenacy, our Chief Financial Officer, also acts as the Co-Managing Member of SilverBox Capital, an investment firm which he co-founded in 2017. Because certain of our executive officers will engage in operations independent of the Company, some of these activities may conflict with those of the Company or detract from the time that such executive officers dedicate to the Company, which may also cause disruptions in, and harm to, our business.

Mr. Hafer and Mr. Best, our founder and co-founder, are instrumental to our marketing and publicity strategy and are closely identified with both the brand and us in general. They actively promote the brand through their large social media platforms and through various public appearances, and we believe that the unique personalities of our founders are part of our success. Our founders' public personas are more closely tied to our brand than other companies, and we believe that the continued engagement of our founders with our customers will be a contributor to our growth.

Additionally, our founders and executive officers occasionally travel in small aircraft to remote locations, sometimes together. They also engage in outdoor recreational activities that have known risks, such as bear hunting and mountain sports. These activities could put our founders at risk and cause potential harm to our business.

If the services of Mr. Hafer, Mr. Best, our Chief Executive Officer, Mr. Mondzelewski or Mr. Kadenacy became unavailable to us for any reason, or do not devote adequate time to our business operations, it may be difficult or impossible for us to find adequate replacements, which could cause us to be less successful in maintaining our brand and developing and effectively executing on our strategies.

Changes in the availability of and the cost of labor could harm our business.

Our business could be harmed by increases in labor costs, including those increases triggered by regulatory actions regarding wages, scheduling and benefits, increased health care, and workers' compensation insurance costs, which, in a business such as ours, are significant and expected to grow as our headcount expands. In particular, certain of our employees are paid wage rates at or based on the applicable federal or state minimum wage, and increases in the applicable minimum wage will increase labor costs. From time to time, legislative proposals are made to increase the minimum wage at the federal or state level. As federal, state, or other applicable minimum wage rates increase, we may be required to increase not only the wage rates of minimum wage employees, but also the wages paid to other hourly employees. We may not choose to increase prices in order to pass future increased labor costs on to customers, in which case our margins would be negatively affected. If we do not increase prices to cover increased labor costs, the higher prices could result in lower revenue, which may also reduce margins.

The successful operation of our business depends upon our franchise partners' and our ability to attract, motivate, and retain a sufficient number of qualified employees. From time to time, there may be a shortage of qualified employees in certain of the communities in which we operate or expand to. Shortages may make it increasingly difficult and expensive to attract, train, and retain the services of a satisfactory number of qualified employees, which could delay the planned openings of new Company-operated and franchised Outposts and adversely impact the operations and profitability of existing Outposts.

Furthermore, competition for qualified employees, particularly in markets where such shortages exist, could require us to pay higher wages, which could result in higher labor costs. Accordingly, if we and our franchise partners are unable to recruit and retain sufficiently qualified individuals, our business could be harmed.

Additionally, the growth of our business can make it increasingly difficult to locate and hire sufficient numbers of key employees, to maintain an effective system of internal controls for a dispersed chain, and to train employees to deliver consistently high-quality products and customer experiences, which could materially harm our business and results of operations.

Our unique workplace atmosphere may produce specific challenges.

We have regularly articulated our goal to maintain current Veteran hiring levels. Failure to meet this goal, or perception that we have strayed from this goal in our hiring practices, may adversely affect our employee relationships and our reputation towards our customers. Moreover, Veterans generally experience mental health issues, such as post-traumatic stress disorder, at a higher rate than the average population, which could pose unique challenges in our workplace environment.

We maintain a policy of permitting employees and customers to carry firearms in the workplace at certain locations, subject to certain policy requirements. While we have never experienced any significant acts of violence at any of our locations in the past, such policy creates certain inherent risks and any accidents related therewith may subject us to liability.

Unionization activities may disrupt our operations and affect our profitability.

Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition, or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations, and reduce our revenue, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build out costs for new Outposts in such markets could materially increase.

Risks Related to Regulation, Litigation and Taxation

Litigation or legal proceedings could expose us to significant liabilities and negatively impact our reputation or business.

From time to time, we may be party to various claims and litigation proceedings, some of which we may institute ourselves, and some of which we may be defending against. We evaluate these claims and litigation proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the nature and amount of potential recoveries or losses. Based on these assessments and estimates, we may establish reserves, as appropriate. These assessments and estimates are based on the information available to management at the time and involve a significant amount of management judgment. Actual outcomes, gains or losses may differ materially from our assessments and estimates. We may also, from time to time, take certain positions in respect of contractual or other relationships with third parties which may result in a dispute, and, ultimately, litigation.

Even when not merited, the commencement or defense of these lawsuits may divert management's attention, and we may incur significant expenses in pursuing or defending these lawsuits. The results of litigation and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some of these legal disputes may result in adverse monetary damages, penalties or injunctive relief against us, which could negatively impact our financial position, cash flows or results of operations. Any claims or litigation, even if fully indemnified or insured, could damage our reputation and make it more difficult to compete effectively or to obtain adequate insurance in the future.

Furthermore, while we maintain insurance for certain potential liabilities, such insurance does not cover all types and amounts of potential liabilities and is subject to various exclusions as well as caps on amounts recoverable. Even if we believe a claim is covered by insurance, insurers may dispute our entitlement to recovery for a variety of potential reasons, which may affect the timing and, if the insurers prevail, the amount of our recovery.

We are subject to numerous federal, state, and local laws with which compliance is both costly and complex.

Our industry is subject to extensive federal, state, and local laws and regulations, including those relating to the preparation, labeling, advertising, and sale of food and beverages or consumption and those relating to building and zoning requirements. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits, and approvals under such laws and regulations must be renewed annually and may be revoked, suspended, or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits, and approvals could adversely affect our existing Outposts and delay or result in our decision to cancel the opening of new Outposts, which would adversely affect our business.

The development and operation of Outposts depends, to a significant extent, on the selection of suitable sites, which are subject to unique permitting, zoning, land use, environmental, traffic, and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety, and fire standards.

We are subject to the Fair Labor Standards Act and various other federal, state, and local laws that regulate the wages and hours of employees. These laws commonly apply a strict liability standard so that even inadvertent noncompliance can lead to claims, government enforcement actions, and litigation. These laws vary from state to state and are subject to frequent amendments and judicial interpretations that can require rapid adjustments to operations. Insurance coverage for violations of these laws is costly and sometimes is not available. Changes to these laws can adversely affect our business by increasing labor and compliance costs. The failure to comply with these laws could adversely affect our business as a result of costly litigation or government enforcement actions.

We are also subject to a variety of other employee relations laws including, but not limited to, the Family and Medical Leave Act and state leave laws, employment discrimination laws, predictive scheduling laws, occupational health and safety laws and regulations, including regulations regarding firearms in the workplace, and the National Labor Relations Act. Together, these many laws and regulations present a thicket of compliance obligations and liability risks. As we grow, we will need to continue to increase our compliance efforts in these areas, which may affect our results from operations. Changes to these laws and regulations may increase these costs beyond our expectations or predictions, which would adversely affect our business operations and financial results. Violations of these laws could lead to costly litigation or governmental investigation or proceedings.

We are subject to compliance obligations of the Federal Food, Drug, and Cosmetic Act (the "FFDCA"), including Food Safety Modernization Act ("FSMA") for our coffee roasting and beverage manufacturing activities. FDA enforces regulations under FSMA that require us to implement, review, and assess new manufacturing and safety compliance programs, including development of a Food Safety Plan. Noncompliance with these requirements can result in an enforcement action from FDA or recall of our products. Our Outposts similarly are subject to state and local licensing and food safety requirements, which vary by location and which may require specific food safety processes and training. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity, or require us to take actions that could be costly for us or otherwise impact our business.

We are also subject to state requirements regarding food manufacturing, labeling, ingredients, and packaging. In particular, a growing number of states have, and continue to pass, laws regarding chemical contamination of consumer products, including food and food packaging. These include state laws restricting the presence of PFAS in food packaging, as well as laws regarding recyclability of packaging and extended producer responsibility programs for manufacturers of packaged foods and beverages. They also include California's Proposition 65, which covers both food and consumer products, such as merchandise. We have historically experienced immaterial disputes regarding our compliance with California's Proposition 65 as it applies to our food products and consumer products, such as our merchandise. Failure to comply with state laws could adversely affect our business through state enforcement actions or, in some instances, form the basis of a claim by a private litigant.

We are subject to the Americans with Disabilities Act ("ADA"), which, among other things, requires our Outposts to meet federally mandated requirements for the disabled. The ADA prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, we could be required to expend funds to modify our Outposts to provide service to, or make reasonable accommodations for the employment of, disabled persons. In addition, our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency. We have historically experienced immaterial disputes regarding the ADA compliance of certain aspects of our website.

We are subject to the Federal Trade Commission Act and regulations and policies promulgated by the FTC, including requirements for advertising of our products and our advertising partners. Failure to comply with these advertising laws could result in federal or state enforcement actions and adverse publicity, or require us to take actions that could be costly for us or otherwise impact our business.

In addition, our franchise activities are subject to laws enacted by a number of states and rules and regulations promulgated by the FTC. Failure to comply with new or existing franchise laws, rules, and regulations in any jurisdiction or to obtain required government approvals could negatively affect our licensing sales and our relationships with our licensees.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements, and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state, and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines, and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our Outposts if we failed to comply with applicable standards. Compliance with all these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

We are subject to a number of regulations applicable to the labeling and advertising of our products. The FDA places a number of restrictions and guidelines on food labeling. We may incur significant costs to alter our existing labeling and packaging materials to comply with new FDA regulations, and new regulations may also negatively impact consumption patterns by consumers. Furthermore, the FTC promulgates a number of regulations regarding marketing and advertising that are applicable to our products, with which we, and our third parties advertising on our behalf, must comply.

The FDA and the FTC require any claim on products to be truthful and not misleading. Failure to comply with these requirements may be subject to regulatory penalties or civil litigation. Our advertising often uses humor in conjunction with supportable facts about the products or their ingredients to engage with our customers and promote the brand. While we have not faced any liability concerning our advertising, an adverse ruling or enforcement action that our branding is misleading could harm our marketing and brand. We also sell certain products or merchandise labeled with an American flag even though they are not made in the United States, such as our coffee, which is roasted in the United States but sourced in traditional coffee growing regions, such as Latin America. If a customer or regulatory agency were to file suit over misleading advertising claims, whether or not they are successful, our business and brand reputation could be harmed. As part of its requirements for truth in advertising, FTC's guidance also states that endorsements by third parties, including influencers, must be truthful and not misleading. FTC also requires endorsers to make certain disclosures when posting sponsored content. Failure by our third-party advertisers and sponsored influencers to adhere to these requirements could create liabilities for us.

We, as well as our vendors, are subject to stringent and changing laws, regulations, and industry standards related to data Processing, protection, privacy, and security. The actual or perceived failure by us, our customers, or vendors to comply with such laws, regulations, and industry standards may harm our business, financial condition, results of operations, and prospects.

We Process personal information, confidential information, and other information necessary to provide our products and service and ensure that they are delivered effectively, to operate our business, for legal and marketing purposes, and for other business-related purposes.

Data privacy and regulation of privacy, information security, and Processing has become a significant issue in the United States. The legal and regulatory framework for privacy and security issues is rapidly evolving and is expected to increase our compliance costs and exposure to liability. There are numerous federal, state, and local laws, orders, codes, regulations, and regulatory guidance regarding privacy, information security, and Processing, the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws, or Data Protection Obligations (defined below). We expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws may have on our business. Any significant change to Data Protection Laws and Data Protection Obligations, including without limitation, how the express or implied consent of customers for Processing is obtained, could increase our costs and require us to modify our operations, possibly in a material manner, which we may be unable to complete and may limit our ability to store and Process customer data and operate our business.

Changes in Data Protection Laws are, and are likely to remain, uncertain for the foreseeable future, and our actual or perceived failure to address or comply with these laws could: increase our compliance and operational costs; limit our ability to market our products or services and attract new and retain current customers; limit or eliminate our ability to Process; expose us to regulatory scrutiny, actions, investigations, fines, and penalties; result in reputational harm; lead to a loss of customers; reduce the use of our products or services; result in litigation and liability, including class action litigation; cause us to incur significant costs, expenses, and fees (including attorney fees); cause a material adverse impact to business operations or financial results; and otherwise result in other material harm to our business ("Adverse Data Protection Impact").

We are or may also be subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications, and frameworks ("Privacy Policies") and contractual obligations to third parties related to privacy, information security, and Processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or other obligations ("Data Protection Obligations").

We strive to comply with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations to the extent possible, but at times our efforts may be inadequate, or perceived to be so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, partners, or vendors do not comply with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations. We may be subject to and suffer an Adverse Data Protection Impact if we fail (or are perceived to have failed) to comply with applicable Data Protection Laws, Privacy Policies, and Data Protection Obligations, or if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices. In addition, any such failure or perceived failure could result in public statements against us by consumer advocacy groups, the media, or others, which may cause us material reputational harm. Our actual or perceived failure to comply with Data Protection Laws, Privacy Policies, and Data Protection Obligations could also subject us to litigation, claims, proceedings, actions, or investigations by governmental entities, authorities, or regulators, which could result in an Adverse Data Protection Impact, including required changes to our business practices, the diversion of resources and the attention of management from our business, regulatory oversights and audits, discontinuance of strategic Processing, or other remedies that adversely affect our business.

In the United States, these include rules and regulations promulgated under the authority of the FTC, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the California Consumer Privacy Act (the "CCPA") and other state and federal laws relating to privacy and data security. The CCPA, among other things, establishes a privacy framework for covered businesses, including an expansive definition of personal data and data privacy rights. The CCPA provides individual privacy rights for California residents and places increased privacy and security obligations on covered businesses Processing personal data. The CCPA requires covered businesses to provide new disclosures to California residents and provide such individuals with ways to opt-out of certain sales of personal data. The CCPA also provides a private right of action and statutory damages for violations, including for data breaches. Compliance with the CCPA may impact our business activities by increasing our compliance costs and potential liability with respect to personal information that we or third parties with whom we contract to provide services maintain about California residents. The CCPA was expanded on January 1, 2023, when the California Privacy Rights Act of 2020 ("CPRA") became operative. The CPRA, among other things, gives California residents the ability to limit use of certain sensitive personal data, further restrict the use of cross-contextual advertising, establishes restrictions on the retention of personal data, expands the types of data breaches subject to the CCPA's private right of action, provide for increased penalties for CPRA violations concerning California residents under the age of 16, and establishes a new California Privacy Protection Agency to implement and enforce the law. Compliance risks introduced by Data Protection Laws such as the CCPA and CPRA exemplify the vulnerability of our business to the evolving regulatory environment related to personal data.

Moreover, across the United States, laws and regulations governing data privacy and security continue to develop and evolve. For example, Virginia enacted the Consumer Data Protection Act (the "CDPA") that may impose obligations similar to or more stringent than those we may face under other Data Protection Laws. Compliance with the CPRA, the CCPA, the CDPA, similar state laws in other states, and any newly enacted privacy and data security laws or regulations may be challenging and cost- and time-intensive, and may require us to modify our data Processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation. The Data Protection Laws, Privacy Policies, and Data Protection Obligations to which we are subject may significantly affect our business activities and many of these obligations may contain ambiguous provisions creating uncertainty. Compliance with the requirements imposed by such Data Protection Laws and Data Protection Obligations may require us to revise our business practices, allocate more resources to privacy and security, and implement new technologies. Such efforts may result in significant costs to our business. Noncompliance could result in Adverse Data Protection Impact, including proceedings against us by governmental and regulatory entities, collaborators, individuals, or others.

We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising, and cookie-based processing, to sell our products and services and to attract new customers, and we, and our vendors, are subject to various current and future Data Protection Laws and Data Protection Obligations that govern marketing and advertising practices, including recent developments for the regulation of "opt-in" and "opt-out" options regarding direct marketing to consumers through the use of emails and text messaging. Governmental authorities continue to evaluate the privacy implications inherent in the use of third party "cookies" and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices, web browsers, and application shops have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents, or limit the ability to track user activity, which could, if widely adopted, result in the use of third party cookies and other methods of online tracking becoming significantly less effective. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations, and prospects.

We and our franchise partners are subject to extensive government regulations that could result in claims leading to increased costs and restrict our ability to operate franchises.

We and our franchise partners are subject to extensive government regulation at the federal, state, and local government levels, including by the FTC, FDA, and state authorities. These include, but are not limited to, regulations relating to the preparation and sale of beverages, menu and product labeling requirements, zoning and building codes, franchising, land use, and employee, health, sanitation, and safety matters. We and our franchise partners are required to obtain and maintain a wide variety of governmental licenses, permits, and approvals. Local authorities may suspend or deny renewal of our governmental licenses if they determine that our operations do not meet the standards for initial grant or renewal. Difficulty or failure in obtaining them in the future could result in delaying or canceling the opening of new Outposts and thus could harm our business. Any such failure could also subject us to liability from our franchise partners.

Additionally, Congress has a legislation proposal in process that could shift more liability for franchise partner employment practices onto franchisers. The Protecting the Right to Organize Act would codify the Browning-Ferris decision that redefined joint employment to include a broader category of conduct by the franchisor, thereby increasing the possibility of us being held liable for our franchise partners' employment practices.

Our business, like many other beverage and restaurant companies, is subject to the risk of class action lawsuits and other proceedings that are costly, divert management attention, and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by employees, customers, competitors, landlords, or neighboring businesses, suppliers, franchise partners, stockholders, or others through private actions, class actions, administrative proceedings, regulatory actions, or other litigation. The outcome of litigation, particularly class action and regulatory actions, is difficult to assess or quantify. In recent years, beverage and restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters misleading food and beverage labeling and advertising, discrimination, and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of assistant managers, and failure to pay for all hours worked. While we have not been a party to any of these types of lawsuits in the past, there can be no assurance that we will not be named in any such lawsuit in the future or that we would not be required to pay substantial expenses or damages.

Our customers may file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our Outposts, including actions seeking damages resulting from food-borne illness or accidents in our Outposts. We also could be subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The food and beverage and restaurant industries have also been subject to a growing number of claims, including regarding restaurant menus and obesity, misleading advertising or labeling claims, claims regarding the presence of contaminants, and more.

Occasionally, we and our franchise partners may become involved in disputes with neighbors, government officials, and landlords over the lines of cars attempting to visit our Outposts. These disputes could lead to the loss or changing of locations, changes to hours and operations, and costly litigation. If we are unable to reach agreement in future disputes or to alleviate pressure on certain Outposts by building additional Outposts or making operational changes, we may be required to close locations or alter operations at some locations. Lost sales and royalty payments caused by such closures or alterations, plus increased expenses from litigation, would harm our business.

Our business also carries a unique risk of liability in our industry regarding personal injury to employees and contractors. Our content creation team often produces videos and other media depicting risky or dangerous activities, showcasing stunts and activities with firearms, military vehicles, "extreme" sports, marksmanships, and other themes pursuing the lifestyle associated with our brand. While we take precautions to ensure the safety of all involved in creating this content, the activities carry an inherent risk that cannot be eliminated. If any individual were to suffer serious harm while involved with one of our productions, this could lead to litigation against us.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce customer traffic and sales. Although we maintain what we believe to be adequate levels of insurance, insurance may not be available at all or in sufficient amounts to cover any liabilities with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could harm our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition, and results of operations.

Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings.

For example, a number of states, counties, and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in food sold at restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 ("PPACA") established a uniform federal requirement for certain restaurants to post certain nutritional information on their menus. Specifically, the PPACA amended the FFDCA to require certain chain restaurants to publish the total number of calories of standard menu items on menus and menu boards, along with a statement that puts this calorie information in the context of a total daily calorie intake. The PPACA also requires covered restaurants to provide to consumers, upon request, a written summary of detailed nutritional information for each standard menu item, and to provide a statement on menus and menu boards about the availability of this information. The PPACA further permits the FDA to require covered restaurants to make additional nutrient disclosures, such as disclosure of trans-fat content. An unfavorable report on, or reaction to, our menu ingredients, the size of our portions, or the nutritional content of our menu items could negatively influence the demand for our offerings.

We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to successfully implement the nutrient content disclosure requirements and to adapt our menu offerings to trends in drinking and consumption habits. The imposition of menu-labeling laws could have an adverse effect on our results of operations and financial position, as well as the beverage industry in general.

Risks Related to Our Corporate Structure

The Tax Receivable Agreement with the Unitholders of Authentic Brands, LLC ("Authentic Brands") requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make could be substantial.

In connection with the consummation of our initial public offering, we entered into a Tax Receivable Agreement (the "TRA") with the Unitholders of Authentic Brands. Pursuant to the TRA, we will be required to make cash payments to such Unitholders of Authentic Brands equal to 85% of the tax benefits, if any, that we actually realize, or, in some circumstances, are deemed to realize, as a result of (1) the increase in our wholly owned subsidiary's proportionate share of the existing tax basis of the assets of Authentic Brands and an adjustment in the tax basis of the assets of Authentic Brands reflected in that proportionate share as a result of any future exchanges of Units held by the Unitholders of Authentic Brands for shares of our Class A Common Stock or cash, and (2) certain other tax benefits related to payments we make under the TRA. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of Unit exchanges, and the resulting amounts we are likely to pay out to Unitholders of Authentic Brands pursuant to the TRA; however, we estimate that such payments may be substantial. Payments under the TRA will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to the Unitholders of Authentic Brands under the TRA will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make payments under the Tax Receivable Agreement, such payments generally will be deferred and will accrue interest until paid. Nonpayment for a specified period, however, may constitute a breach of a material obligation under the TRA and therefore accelerate payments due under the TRA, unless, generally, such nonpayment is due to a lack of sufficient funds. Furthermore, our future obligation to make payments under the TRA could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the TRA. The payments under the TRA are also not conditioned upon the Unitholders of Authentic Brands maintaining a continued ownership interest in Authentic Brands. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of exchanges by the Unitholders of Authentic Brands, the amount of gain recognized by such Unitholders of Authentic Brands, the amount and timing of the taxable income we generate in the future and the federal tax rates then applicable.

The amounts that we may be required to pay under the TRA may be accelerated in certain circumstances and may also significantly exceed the actual tax savings that it ultimately realizes.

Unless waived by the Agent under the TRA, where applicable, the TRA provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we were to breach any of its material obligations under the TRA, if certain events relating to bankruptcy, insolvency or similar proceedings with respect to us were to occur, or if, at any time, we elect an early termination of the TRA (with the consent of a majority of its disinterested directors and of the Agent under the TRA), then the TRA will terminate and its obligations, or its successor's obligations, to make future payments under the Tax Receivable Agreement would accelerate and become due and payable in a lump-sum amount representing the present value of all forecasted future payments that would have otherwise been made under the TRA. The amount due and payable in those circumstances is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the TRA and may substantially exceed the actual tax savings that we will realize. We may need to incur debt to finance payments under the TRA to the extent our cash resources are insufficient to meet our obligations under the TRA as a result of timing discrepancies or otherwise. In these situations, our obligations under the TRA could have a substantial negative impact on its liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance its obligations under the TRA.

We are a public benefit corporation, and our focus on our public benefit company purpose may negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus exclusively on maximizing stockholder value, our directors have a fiduciary duty to balance the pecuniary interests of stockholders, the best interests of those materially affected by our conduct and our PBC Purpose. Therefore, we may take actions that it believes will be in the best interests of those stakeholders materially affected by our conduct and/or pursuant to the PBC Purpose even if those actions do not maximize our financial results. Our public benefit designation and obligation to provide an overall net benefit to us and our stakeholders and promote the PBC Purpose could cause us to make decisions and take actions without seeking to maximize the income generated from our business, and hence available for distribution to our stockholders. Our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all, yet may have an immediate negative effect on any amounts available for distribution to our stockholders. Accordingly, being a public benefit corporation could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause the price of our stock to decline.

While we generally believe our pursuit of our PBC Purpose creates value for our brand as well as the individuals and organizations we serve, there is no assurance that we will be able to achieve the PBC Purpose or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our business, results of operations and financial condition.

Additionally, while directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the PBC Purpose and the interests of other stakeholders affected by the Company's actions. Under Delaware law, directors are shielded from liability for breach of these obligations if they make informed and disinterested decisions that serve a rational purpose. Thus, unlike traditional corporations which must focus exclusively on stockholder value, our directors are not merely permitted, but are obligated, to consider the PBC Purpose and the interests of other stakeholders. In the event of a conflict between the interests of our stockholders and the interests of the PBC Purpose or our other stakeholders, our directors must only make informed and disinterested decisions that serve a rational purpose. Therefore, there is no guarantee such a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our business, results of operations and financial condition, which in turn could cause the price of our stock to decline.

Our status as a public benefit corporation could make our acquisition, which may be beneficial to our stockholders, more difficult.

Our status as a public benefit corporation could make it more difficult for another party to obtain control of the Company. While Delaware case law, as established in *Revlon, Inc. v. MacAndrews & Forbes Holdings, Inc.*, 506 A.2d 173 (Del. 1986), and related cases, imposes upon directors of a traditional corporation a duty to maximize short-term stockholder value in certain 'sale of the company' transactions, a public benefit corporation board's decision-making would not be subject to those same constraints. Our Board could reject a bid to acquire us in favor of pursuing the PBC Purpose, to the detriment of stockholders. Consideration of these competing interests would not preclude our Board from accepting a bid that maximizes short-term stockholder value. Rather, our Board could weigh the merits of accepting the short-term value offered by a bid against other options that may generate greater long-term value, be in the best interests of those materially affected by our conduct and/or better promote the PBC Purpose and, if appropriate, could accept a bid that does not maximize the financial return to stockholders. Any of the foregoing provisions could limit the price that investors might be willing to pay in the future for shares of our capital stock, and deter potential acquirers of the Company, thereby reducing the likelihood that you would receive a premium for your stock in an acquisition.

Further, public benefit corporations may not be attractive targets for activists or hedge fund investors because new directors would still have to consider and give appropriate weight to the public benefit along with stockholder value, and stockholders committed to the public benefit can enforce this through derivative suits. By requiring that the board of directors of public benefit corporations consider additional constituencies other than maximizing stockholder value, Delaware public benefit corporation law could potentially make it easier for our Board to reject a hostile bid, even where the takeover would maximize the financial return to stockholders.

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder interests and the PBC Purpose, the occurrence of which may have an adverse impact on our financial condition and results of operations.

Stockholders of a Delaware public benefit corporation, if they, individually or collectively, own at least 2.0% of its outstanding capital stock or at least $2.0 million in market value, are entitled to file a derivative lawsuit claiming that its directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management's ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations.

As a public benefit corporation, we are required to comply with various new reporting requirements, which, even if complied with, could result in harm to our reputation.

As a public benefit corporation, we are required to publicly disclose a report at least biennially on our overall public benefit performance and success in achieving our specific public benefit purpose. If we are not able to provide this report in a timely manner or at all, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed and the value of our stock could decrease as a result.

Our only material assets are our direct and indirect interests in BRCC LLC, and we are accordingly dependent upon distributions from BRCC LLC to pay dividends and taxes and other expenses.

We are a holding company and have no material assets other than our managing member interest in Authentic Brands and direct and indirect limited liability company interests in BRCC LLC. We have no independent means of generating revenue. We intend to cause our subsidiaries (including Authentic Brands and BRCC LLC) to make distributions in an amount sufficient to cover all applicable taxes and other expenses payable and dividends, if any, we declare. The terms of any credit agreements or other borrowing arrangements we or our subsidiaries have entered into or may enter into in the future may impose restrictions on the ability to pay us dividends. To the extent that we need funds, and any of our direct or indirect subsidiaries are restricted from making such distributions under these debt agreements or applicable law or regulation, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.

Delaware law, the Charter and the Bylaws contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

The Charter, the Bylaws and Delaware General Corporation Law ("DGCL") contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our Board and therefore depress the trading price of our Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of our Board or taking other corporate actions, including effecting changes in management. Among other things, the Charter and Bylaws include provisions regarding:

- a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our Board;
- the ability of our Board to issue shares of preferred stock, including "blank check" preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;
- the limitation of the liability of, and the indemnification of, our directors and officers;
- the right of our Board to elect a director to fill a vacancy created by the expansion of our Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board;
- the requirement that directors may only be removed from our Board for cause, upon the affirmative vote of the holders of at least 66-2/3% of the voting power of all of then outstanding shares of the voting stock, voting together as a single class;
- the requirement that a special meeting of stockholders may be called only by our Board, the chairman of our Board or our chief executive officer, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors;
- controlling the procedures for the conduct and scheduling of our Board and stockholder meetings;
- the requirement for the affirmative vote of holders of (i) (a) at least 66-2/3%, in case of certain provisions or (b) a majority, in case of other provisions, of the voting power of all of then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Charter; and (ii) (a) at least 66-2/3%, in case of certain provisions, or (b) a majority, in case of other provisions, of the voting power of all of then outstanding shares of the voting stock, voting together as a single class, to amend, alter, change or repeal certain provisions of the Bylaws, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;
- the ability of our Board to amend the Bylaws, which may allow our Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and
- advance notice procedures with which stockholders must comply to nominate candidates to our Board or to propose matters to be acted upon at a stockholders' meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in our Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our Board or management.

In addition, as a Delaware public benefit corporation, we are generally subject to provisions of Delaware law, including the DGCL. Although we elected not to be governed by Section 203 of the DGCL, certain provisions of the Charter, in a manner substantially similar to Section 203 of the DGCL, prohibit certain of our stockholders (other than Evan Hafer) who hold 15% or more of our outstanding capital stock from engaging in certain business combination transactions with us for a specified period of time unless certain conditions are met.

Any provision of the Charter, the Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

In addition, the provisions of the Investor Rights Agreement, as described below, provide the stockholders party thereto with certain board rights which could also have the effect of delaying or preventing a change in control.

The Charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

The Charter provides that, unless we consent in writing to the selection of an alternative forum, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents or stockholders to the Company or our stockholders, or any claim for aiding and abetting such alleged breach, (iii) any action asserting a claim against the Company or any of our current or former directors, officers, other employees, agents or stockholders (a) arising pursuant to any provision of the DGCL, the Charter (as it may be amended or restated) or the Bylaws or (b) as to which the DGCL confers jurisdiction on the Delaware Court of Chancery or (iv) any action asserting a claim against the Company or any of our current or former directors, officers, other employees, agents or stockholders governed by the internal affairs doctrine of the law of the State of Delaware shall, as to any action in the foregoing clauses (i) through (iv), to the fullest extent permitted by law, be solely and exclusively brought in the Delaware Court of Chancery; provided, however, that the foregoing shall not apply to any claim (a) as to which the Delaware Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Delaware Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (b) which is vested in the exclusive jurisdiction of a court or forum other than the Delaware Court of Chancery, or (c) arising under federal securities laws, including the Securities Act as to which the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum.

Notwithstanding the foregoing, the provisions of the Charter do not apply to suits brought to enforce any liability or duty created by the Exchange Act, or any other claim for which the federal district courts of the United States of America shall be the sole and exclusive forum. While Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in the Charter. If any action the subject matter of which is within the scope of the forum provisions is filed in a court other than a court located within the State of Delaware (a "foreign action") in the name of any stockholder, such stockholder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the forum provisions (an "enforcement action"); and (y) having service of process made upon such stockholder in any such enforcement action by service upon such stockholder's counsel in the foreign action as agent for such stockholder.

This choice-of-forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, stockholders, agents or other employees, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce this provision, and the enforceability of similar choice of forum provisions in other companies' charter documents has been challenged in legal proceedings. Further, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find this provision of the Charter inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

Certain significant stockholders and Authentic Brands' members whose interests may differ from those of our public stockholders following the Business Combination have the ability to significantly influence our business and management.

Pursuant to the Investor Rights Agreement that we have entered into at the consummation of the Business Combination (the "Closing") on February 9, 2022 in connection with the Business Combination, we agreed to nominate two designees by Engaged Capital, LLC, a Delaware limited liability company and member of SilverBox Engaged Sponsor LLC, a Delaware limited liability company, (the "Sponsor"), and its affiliates ("Engaged Capital") (on behalf of certain affiliates of Engaged Capital (the "Engaged Equityholders")) and three designees by Evan Hafer (including himself) to serve on our Board for so long as each of them and their respective affiliates and specified family members beneficially own certain specified percentages of certain economic interests in the Company and Authentic Brands held as of the Closing, without duplication. In addition, until the fifth anniversary of the Closing, the Sponsor, the Engaged Equityholders and certain other equityholders party to the Investor Rights Agreement have agreed to vote all of their voting stock with respect to election and removal of directors as directed by Evan Hafer. Separately, certain specific actions shall be approved by two-thirds of the directors then in office. As a result, Evan Hafer effectively controls a majority of the votes on director elections and removals. Accordingly, Evan Hafer is able to significantly influence the approval of actions requiring our Board's approval through its voting power. Evan Hafer retains significant influence with respect to our management, business plans and policies, including the appointment and removal of our officers. In particular, Evan Hafer could influence whether acquisitions, dispositions and other change of control transactions are approved.

Risks Related to an Investment in Our Securities

We may issue additional shares of our Class A Common Stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of your shares.

We may issue additional shares of our Class A Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or under our incentive plans, without stockholder approval, in a number of circumstances.

Our issuance of additional shares of our Class A Common Stock or other equity securities of equal or senior rank could have the following effects:

- your proportionate ownership interest in the Company will decrease;
- the relative voting strength of each previously outstanding share of common stock may be diminished; or
- the market price of your shares of our Class A Common Stock may decline.

A significant portion of our shares of Class A Common Stock are available for immediate resale by certain existing shareholders and may be sold into the market in the future. Sales of our Class A Common Stock by our existing shareholders may cause the market price of our Class A Common Stock to drop significantly, even if our business is doing well.

A significant portion of our outstanding shares of common stock are available for immediate resale under the Rule 144 exemption promulgated under the Securities Act (subject to applicable limitations) and/or an effective resale registration statement. The market price of shares of our Class A Common Stock could decline as a result of substantial sales of our Class A Common Stock by holders thereof, including Evan Hafer, or the perception in the market that holders of a large number of shares intend to sell their shares. Sales of a substantial number of shares of our Class A Common Stock in the public market could occur at any time.

In addition, certain holders of our shares of common stock purchased their securities at different prices, some at prices significantly below the current trading price of such securities and some received their shares without any cash consideration. Such holders may potentially make a significant profit with the sale of their shares of common stock depending on the trading price of the Company's common stock at the time of a sale and the purchase price of such common stock by such holders. While the selling holders may experience a positive rate of return based on the trading price of the Company's common stock, the public holders of the Company's common stock may not experience a similar rate of return on the common stock they purchased due to differences in the applicable purchase price and trading price.

We are an emerging growth company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are designated as an "emerging growth company" within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act ("JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in the periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive if we rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

We are subject to rules and regulations regarding our internal control over financial reporting. Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business.

As a public company, we are required to comply with the SEC's rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of internal control over financial reporting. To comply with the requirements of being a public company, we are required to provide attestation on internal controls. Likewise, our independent registered public accounting firm will be required to provide an attestation report on the effectiveness of our internal control over financial reporting at such time as we cease to be an emerging growth company.

We expect to incur costs to enhance our internal control environment in upcoming years. If we identify material weaknesses in our internal control over financial reporting or if we are unable to comply with the demands placed upon us as a public company, including the requirements of Section 404 of the Sarbanes-Oxley Act, in a timely manner, we may be unable to accurately report our financial results, or report them within the timeframes required by the SEC. We also could become subject to sanctions or investigations by the SEC or other regulatory authorities. In addition, if we are unable to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, when required, investors may lose confidence in the accuracy and completeness of our financial reports, we may face restricted access to the capital markets and our stock price may be adversely affected.

We are a "controlled company" within the meaning of New York Stock Exchange ("NYSE") rules and, as a result, we qualify for exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Our founder, Evan Hafer, beneficially owns approximately 63% of the combined voting power of our voting securities. As a result, we are a "controlled company" within the meaning of the NYSE corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements. For example, controlled companies:

- are not required to have a board that is composed of a majority of "independent directors," as defined under the NYSE rules;
- are not required to have a compensation committee that is composed entirely of independent directors; and
- are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominations committee that is composed entirely of independent directors.

Accordingly, our stockholders will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

Because there are no current plans to pay cash dividends on our Class A Common Stock for the foreseeable future, you may not receive any return on investment unless you sell your Class A Common Stock for a price greater than that which you paid for it.

The Company intends to retain future earnings, if any, for use in the Company's business operations and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of Class A Common Stock will be at the sole discretion of the Board. The Board may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our Board may deem relevant. As a result, stockholders must rely on their sales of Class A Common Stock after appreciation, which may never occur, as the only way to realize any future gains on their investments.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The Company's Board of Directors (the "Board") recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners, and employees. Together with Executive management, the Board is actively involved in oversight of the Company's risk management program, and cybersecurity represents an important component of the Company's overall approach. The Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, integrity, and availability of the information that the Company collects and stores by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As one of the critical elements of the Company's strategy, the Company's cybersecurity program is focused on the following key areas:

- Governance: As discussed in more detail under the heading "Governance," the Board's oversight of cybersecurity risk management is supported by the Audit Committee of the Board, which regularly interacts with members of senior management tasked with various risk management functions.
- Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management promptly.
- Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.
- Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company's response to a cybersecurity incident, and such plans are tested and evaluated regularly.
- Education and Awareness: The Company provides regular, mandatory training for personnel regarding cybersecurity threats as a means to equip the Company's personnel with effective tools to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes, and practices.

The Company engages in the periodic assessment and testing of the Company's policies, standards, processes, and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including assessments, tabletop exercises, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The Company also engages third parties to perform assessments on our cybersecurity measures.

Governance

The Board, in coordination with the Audit Committee, oversees the Company's management of risks arising from cybersecurity threats. The Board and the Audit Committee each receive quarterly presentations and reports on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends, and information security considerations arising with respect to the Company's peers and third parties. The Board and the Audit Committee also receive prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed.

The Company relies on its Executive management and internal technical experts to implement a program designed to protect the Company's information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with the Company's incident response and recovery plans. To facilitate the success of the Company's cybersecurity risk management program, dedicated personnel are deployed with the expertise to address cybersecurity threats and to respond to cybersecurity incidents if and as they occur. The expertise of such dedicated personnel is primarily derived from prior employment and training in the information technology and/or cybersecurity space. Members of the Security leadership team have served in various leadership roles across the security, intelligence, and cybersecurity domains for over 20 years. Their previous experience spans across the military and private sector, previously leading global cybersecurity intelligence & defensive operations at a fortune 500 enterprise. They hold various security credentials, certifications, and memberships in cybersecurity leadership organizations. Their professional education includes business management, computer science, and computer applications expertise. Through ongoing communications with these teams, members of management monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real-time, and report such threats and incidents to the Audit Committee when appropriate.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the Company, including its business strategy, results of operations, or financial condition.

Item 2. Properties

The material properties used by the Company in connection with its roasting, manufacturing, warehousing, distribution and corporate administrative operations are as follows:

Property Location	Approximate Size (sq. ft.)	Function	Owned/Leased
Salt Lake City, UT	30,295	HQ and Corporate	Owned
Manchester, TN	65,000	Manufacturing	Owned
San Antonio, TX	9,106	Corporate	Leased
Nashville, TN	13,203	Corporate	Leased

As of December 31, 2024, the Company had eighteen Company-operated stores, all of which are leased. In addition to the locations listed above, we hold inventory at various locations managed by third-party warehouses. We believe our existing facilities, both owned and leased, are in good condition and suitable for the conduct of our business.

Item 3. Legal Proceedings

From time to time, we are and may become involved in legal proceedings relating to claims arising from the ordinary course of business as well as other matters. Except as described below, our management believes that there are currently no claims or actions pending against us, the ultimate disposition of which could have a material adverse effect on our results of operations, financial condition or cash flows.

On April 28, 2022, Tang Capital Partners, LP ("Tang Capital") filed a lawsuit in federal district court in the Southern District of New York against the Company, Tang Capital Partners, LP v. BRC Inc., Case 22-CV-3476 (RWL) (Southern District of New York). The complaint alleges that Tang Capital suffered damages arising from the Company's refusal on two alleged occasions to permit Tang Capital to exercise warrants. On March 8, 2023, the court granted the Company's motion to dismiss a claim for declaratory judgment but denied the Company's motion to dismiss Tang Capital's breach of contract claim. Each party filed respective motions for summary judgment and completed the briefing of these motions on May 31, 2024. Tang Capital's motion for summary judgment sought $10.5 million in compensatory damages, plus prejudgment interest. On November 8, 2024, the court granted in part, and denied in part, the respective motions for summary judgment, holding that the Company breached the warrant agreement by not allowing Tang Capital to exercise warrants, but determining that there were fact issues that need to be resolved at trial on the issue of Tang Capital's alleged damages, including whether Tang could have mitigated its alleged damages. The case is currently set for trial in July 2025. The Company believes that it has meritorious defenses to the damage claims asserted against it and will defend itself vigorously in these proceedings and potentially on appeal; however, there can be no assurances that it will be successful in its efforts. The Company is not able at this time to determine or predict the ultimate outcome of this lawsuit or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

On February 3, 2023, Strategy and Execution, Inc. ("SEI") filed a lawsuit in federal district court in Texas against one of the Company's wholly owned subsidiaries, Strategy and Execution, Inc., v. Black Rifle Coffee Company LLC, Case 23-CV-00135 (FB) (Western District of Texas). The complaint alleges that SEI, a former consultant to the Company, is owed certain disputed royalties and expense reimbursements from the Company. On April 4, 2023, the Company filed a partial motion to dismiss several of the claims which was granted with prejudice with respect to the Company's position that all royalties expired upon expiration of the parties' contract on December 31, 2023. On May 8, 2024, SEI filed a motion for reconsideration of the order granting the partial motion to dismiss, and on May 14, 2024, SEI filed a motion for leave to amend its complaint. These motions are currently pending. On October 3, 2024, SEI and the Company held a mediation, at which no agreement was reached. On January 28, 2025, the parties settled all remaining claims not subject of the pending motions. The Company believes that it has meritorious defenses to the claims asserted against it in the pending motions and will continue to defend itself vigorously in these proceedings; however, there can be no assurances that it will be successful in its efforts. $0.4 million has been included in accrued liabilities related to this matter and this amount was paid to the counterparty in the first quarter of 2025.

On June 22, 2023, John Brian Clark, JBC Structured Products LLC, and Marathon Capital LLC (collectively, "Clark") filed a complaint against BRC Inc. and Black Rifle Coffee Company LLC: John Brian Clark, et al. v. BRC Inc., et al., Case 1:23-CV-5340 (RWL) (Southern District of New York). Clark alleges breach of contract and is seeking a declaratory judgment. The complaint alleges that Clark suffered damages arising from the Company's refusal to allow Clark to exercise warrants. The lawsuit seeks unspecified general and compensatory damages, attorneys' fees, and other reasonable costs and disbursements. The Company believes that it has meritorious defenses to the claims asserted against it and will defend itself vigorously in these proceedings; however, there can be no assurances that it will be successful in its efforts. Currently the case is stayed through the resolution of the Tang Capital matter, but Clark has the option to end the stay at any time after the end of June 2024 or a summary judgment decision in Tang Capital, whichever comes first. The Company is not able at this time to determine or predict the ultimate outcome of this lawsuit or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

On May 15, 2024, Alta Partners, LLC ("Alta") filed a lawsuit in the federal district court in the Southern District of New York against the Company: Alta Partners, LLC v. BRC Inc., Case 24-CV-03741 (AT) (RWL) (Southern District of New York). The complaint alleges breach of contract and that Alta suffered damages arising from the Company's refusal to permit Alta to exercise warrants between March 11 and May 4, 2022. The lawsuit seeks unspecified general and compensatory damages, attorneys' fees, and other costs and disbursements. On July 11, 2024, the Company filed a pre-motion with the court, posing certain arguments in its defense and requesting permission to move to dismiss. The Company believes that it has meritorious defenses to the claims asserted against it and will defend itself in these proceedings; however, the Company is not able at this time to determine or predict the ultimate outcome of this lawsuit or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

On May 20, 2024, one of our co-manufacturers filed a complaint in the district court of Riley County, Kansas against one of the Company's wholly owned subsidiaries, Black Rifle Coffee Company LLC, Case RL-2024-CV-000119. The complaint alleges breach of contract and anticipatory breach of contract with respect to certain fees and order volume pursuant to the parties' drink manufacturing agreement, amongst other allegations. On July 18, 2024, the Company filed a partial motion to dismiss relating to certain of these allegations. On November 13, 2024, the court denied the Company's motion to dismiss other than for the co-manufacturer's claim of fraudulent inducement, for which the court has granted leave to amend. The Company believes that it has meritorious defenses to the claims asserted against it and will defend itself in these proceedings. $2.7 million has been included in accrued liabilities related to this matter.

Item 4. Mine Safety Disclosures

Not applicable.


Part II


Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our Class A Common Stock is currently listed on the NYSE under the symbol "BRCC".

The Company's authorized capital stock consists of 2,802,500,000 shares, including 2,500,000,000 shares of Class A Common Stock, 300,000,000 shares of Class B Common Stock, 1,500,000 shares of Class C Common Stock, and 1,000,000 shares of Preferred Stock.

In May 2022, the Company redeemed all of its outstanding warrants in accordance with a warrant agreement between Continental Stock Transfer & Trust Company and SilverBox. Following the redemption, the Company has no warrants outstanding. In connection with the redemption, the warrants ceased trading on the NYSE and were delisted.

Holders

As of February 26, 2025, there were 37 holders of record of our Class A Common Stock, 51 holders of record of our Class B Common Stock and no holders of record of our Class C Common Stock and Preferred Stock. The number of record holders does not include persons who held our securities in nominee or "street name" form, whose shares of record are held by banks, brokers, and other financial institutions.

Dividends

It is the present intention of the Board to retain all earnings, if any, for use in the Company's business operations and, accordingly, the Board does not anticipate declaring any dividends in the foreseeable future. The payment of cash dividends in the future will be dependent upon the Company's revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends is within the discretion of the Board. Further, the ability of the Company to declare dividends may be limited by the terms of financing or other agreements entered into by it or its subsidiaries from time to time.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Unless the context otherwise requires, references to "we", "us", "our", "Black Rifle Coffee", "Black Rifle Coffee Company", "BRCC" and the "Company" in this section are to the business and operations of BRC Inc. and its consolidated subsidiaries. The following discussion and analysis should be read in conjunction with the audited annual consolidated financial statements and related notes thereto included in Part II, Item 8, Financial Statements and Supplementary Data in this Annual Report. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties, and assumptions that could cause BRCC's actual results to differ materially from management's expectations. Factors which could cause such differences are discussed herein and set forth in Part I, Item 1A, Risk Factors in this Annual Report.

Overview

Black Rifle Coffee Company is a Veteran-founded and led premium coffee, energy drink, and media company operating through one reportable segment that comprises three primary channels: Wholesale, DTC, and Outposts. Founded in 2014 by U.S. Army Veteran Evan Hafer, Black Rifle Coffee began with a one-pound coffee roaster in a garage, where Hafer personally roasted, packaged, and shipped coffee directly to consumers. Today, the company has grown into a widely recognized and nationally distributed brand steadfast in its commitment to supporting active-duty military, Veterans, first responders, and all who love America.

In February 2022, we completed the Business Combination and as a result of the consummation of a series of mergers in connection therewith, Authentic Brands became a subsidiary of BRC Inc., with BRC Inc. acting as the sole managing member thereof as a public benefit corporation. The Business Combination was accounted for as a reverse acquisition and a recapitalization of Authentic Brands. Accordingly, the Business Combination was reflected as the equivalent of Authentic Brands issuing stock for the net assets of SilverBox, accompanied by a recapitalization. Under this method of accounting, SilverBox is treated as the "acquired" company for financial reporting purposes. The net assets of SilverBox are stated at historical cost, with no goodwill or other intangible assets recorded. This accounting treatment was determined by the individual controlling Authentic Brands prior to the Business Combination, who also controls the combined company post Business Combination.

Trends

Certain trends affecting our business within the respective sales channels are as follows:

- Wholesale channel revenue increased as we added new customers and continued to expand our presence in the FDM market. We expect further revenue growth in this channel as we invest in customer acquisition, new product launches, and distribution expansion in the FDM market.

- DTC channel revenue growth declined due to both a channel level decline in the DTC category and our strategic decision to redirect investments into higher-growth areas of the business amid elevated DTC customer acquisition costs. In addition, we have limited our promotional offerings to focus on profitability.

- Outpost channel revenue decreased due to lower transaction volumes at existing Outpost retail locations. In 2025, we anticipate limited growth in this channel as we reallocate investments to other channels while we work to improve profitability through operational and strategic changes, which may include closing underperforming Outposts. We expect accelerated growth in future years as we resume investment in this part of the business.

Key Factors Affecting Our Performance

Our Ability to Increase Brand Awareness

Maintaining and growing brand awareness and loyalty is critical to our success. We believe we have developed an efficient marketing strategy that enhances brand awareness and drives consumer engagement. Consumer appreciation of our brands is primarily reflected in the increase of our sales across our three channels over the last few years. We expect to continue to refine and develop our brand strategy utilizing reach-based formats such as national television, streaming advertising, and other select avenues. In addition, we will leverage our social media presence and employ targeted digital advertising to expand the reach of our brand.

Our Ability to Grow Our Customer Base in Our Outposts and Wholesale Channels

We continue to expand our customer base through our Wholesale channel, with our products now available in a growing number of physical retail locations. Wholesale customers include large national retailers, regional retailers, distributors, and dealers, reflecting our increases in market presence and distribution reach.

Our Ability to Acquire and Retain Customers at a Reasonable Cost

We believe that consistently acquiring and retaining customers at a reasonable cost will be a key driver of our future performance. We continue to build brand awareness and reach new consumers by investing in existing and new channels and markets. Our expertise in digital creative and engagement provides a distinct advantage in attracting, converting, and retaining our consumers. We remain focused on measuring and optimizing marketing performance to ensure that our advertising spend is both effective and efficient, while managing customer acquisition costs and maximizing returns on marketing investments.

Our Ability to Drive Repeat Usage of Our Products

We gain substantial economic value from repeat users of our products who consistently re-order our products. The pace of our growth rate will be affected by the repeat usage dynamics of existing and newly acquired customers.

Our Ability to Expand Our Product Line

Our goal is to continue to expand our product line over time to increase our growth opportunity and reduce product-specific risks through diversification into multiple products each designed around daily use. Our pace of growth will be partially affected by the cadence and magnitude of new product launches over time. Moving forward, we believe that it is important to our business that we continue innovating with new products and flavors.

Our Ability to Manage Our Supply Chain

Our ability to grow and meet future demand will be affected by our ability to properly plan for and source inventory from a variety of suppliers and co-manufacturers located inside and outside the United States. The majority of our green coffee beans come from Colombia, Brazil, and Nicaragua, and since 2020, we have also sourced green coffee beans from over ten countries in Latin America, Africa, and Asia to diversify our supply chain and offer our customers specialty and limited-time-only roasts. Quality control is also a critically important part of our manufacturing and supply chain operations. 100% of our coffee is roasted in the United States. Our licensed, Coffee Quality Institute-certified grader and former Green Beret, leads cupping, grading, scoring, and sourcing of our coffees. We also must effectively manage our co-manufacturers and suppliers.

Components of Our Results of Operations

Revenue, net

We sell our products both directly and indirectly to our customers through a broad set of physical and online platforms. Our revenue, net reflects the impact of product returns as well as discounts and fees for certain sales programs, trade spend, promotions, and loyalty rewards.

Cost of goods sold

Cost of goods sold primarily includes raw material costs, labor costs directly related to producing our products including wages and benefits, shipping costs, and other overhead costs related to certain aspects of production, warehousing, fulfillment, shipping, and credit card fees.

Operating expenses

Operating expenses consist of marketing and advertising expenses related to brand marketing campaigns through various online platforms, including email, digital, website, social media, search engine optimization, as well as performance marketing efforts including retargeting, paid search and product advertisements, as well as social media advertisements and sponsorships. Operating expenses also consist of salaries, wages, and benefits of payroll and payroll related expenses for labor not directly related to producing our products. Payroll expenses include both fixed and variable compensation. Variable compensation includes bonuses and equity-based compensation. General and administration costs include other professional fees and services, and general corporate infrastructure expenses, including utilities and depreciation and amortization.

Interest expense

Interest expense consists of interest on our borrowing arrangements, the amortization of debt discounts, and deferred financing costs. For the year ended December 31, 2024, interest expense also included the extinguishment of debt costs.

Income tax provision

The Company accounts for income taxes pursuant to the asset and liability method, which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying amounts and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in income tax expense in the period of enactment. The Company reduces the carrying amounts of deferred tax assets ("DTAs") by a valuation allowance if, based on the evidence available, it is more likely than not that such assets will not be realized. In making the assessment under the more likely than not standard, appropriate consideration must be given to all positive and negative evidence related to the realization of the DTAs. The assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry forward periods by jurisdiction, the Company's experience with loss carryforwards not expiring unutilized, and all tax planning alternatives that may be available. A valuation allowance is recognized if under applicable accounting standards the Company determines it is more likely than not that its deferred tax assets would not be realized.

In accordance with ASC 740, Income Taxes, the Company evaluates the technical merits of its income tax positions and establishes unrecognized income tax benefits for uncertain tax positions when deemed appropriate. The Company evaluates and accounts for uncertain tax positions using a two-step approach: Step 1. Recognition – occurs when the Company concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Step 2. Measurement – determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more likely-than-not threshold of being sustained. See Note 16, *Income Taxes* for additional information.

Results of Operations

This discussion and analysis pertains to comparisons of material changes in the consolidated financial statements for the years ended December 31, 2024 and 2023. For the comparisons of the years ended December 31, 2023 and 2022, see the Management's Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on March 6, 2024. The following table represents the selected results of operations for BRCC for the periods indicated (*amounts in thousands*):

| | Year Ended December 31, | |
	2024	2023
Revenue, net	$ 391,490	$ 395,623
Cost of goods sold	230,316	270,175
Gross profit	161,174	125,448
Operating expenses		
Marketing and advertising	35,631	30,794
Salaries, wages and benefits	62,415	71,054
General and administrative	50,827	71,613
Other operating expense, net	8,453	2,198
Total operating expenses	157,326	175,659
Operating income (loss)	3,848	(50,211)
Non-operating income (expenses)		
Interest expense, net	(11,325)	(6,330)
Other income, net	—	10
Total non-operating expenses	(11,325)	(6,320)
Loss before income taxes	(7,477)	(56,531)
Income tax expense	172	185
Net loss	$ (7,649)	$ (56,716)

Components of Our Operating Income (Loss)

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

The following table summarizes our revenue, gross profit, gross margin, and total operating expenses *(dollars in thousands)*:

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Revenue, net	$ 391,490	$ 395,623	$ (4,133)	(1)%
Cost of goods sold	230,316	270,175	(39,859)	(15)%
Gross profit	161,174	125,448	35,726	28 %
Gross margin[1]	41 %	32 %		
Total operating expenses	$ 157,326	$ 175,659	$ (18,333)	(10)%

[1]*Gross margin is calculated as gross profit as a percentage of revenue, net*

Revenue, net

Net revenue for the year ended December 31, 2024 decreased $4.1 million, or 1%, to $391.5 million as compared to $395.6 million for the corresponding period in 2023.

The following table summarizes net sales by channel for the periods indicated *(dollars in thousands):*

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Wholesale	$ 245,040	$ 225,059	$ 19,981	9 %
DTC	123,779	143,232	(19,453)	(14)%
Outpost	22,671	27,332	(4,661)	(17)%
Total net sales	$ 391,490	$ 395,623	$ (4,133)	(1)%

Net revenue for our Wholesale channel for the year ended December 31, 2024 increased $20.0 million, or 9%, to $245.0 million as compared to $225.1 million for the corresponding period in 2023. The Wholesale channel performance was primarily driven by continued growth of packaged coffee in the FDM market and the launch of Black Rifle Energy. These increases were partially offset by a $5.0 million decrease in revenue recognized related to a barter transaction whereby we exchanged finished goods inventory for prepaid advertising credits. The prepaid advertising credits are issued by a counterparty that specializes in barter transactions. The barter transactions serve as a sales channel primarily used for selling inventory that is closer to its expiration date compared to inventory sold through non-barter transactions.

Net revenue for our DTC channel for the year ended December 31, 2024 decreased $19.5 million, or 14%, to $123.8 million as compared to $143.2 million for the corresponding period in 2023. The decline was primarily driven by lower customer acquisition due to declines in the overall DTC market, a strategic reallocation of advertising spend to higher return areas, and an increase in points of distribution in the Wholesale channel, which expanded brick and mortar availability for Black Rifle Coffee consumers. This decrease was partially offset by an increase of $6.5 million as a result of the decrease in the accrual for loyalty rewards points following a change in policy on expiration of points in the first quarter of 2024. The change in policy around the expiration of loyalty rewards point increased our gross margin percentage by 1.0% for the year ended December 31, 2024.

Net revenue for our Outpost channel for the year ended December 31, 2024 decreased $4.7 million, or 17%, to $22.7 million as compared to $27.3 million for the corresponding period in 2023. The decline was primarily driven by lower transaction volumes and reduced foot traffic in 2024 compared to the prior year.

Cost of goods sold

Cost of goods sold for the year ended December 31, 2024 decreased $39.9 million, or 15%, to $230.3 million as compared to $270.2 million over the corresponding period in 2023. Gross margin increased to 41% for the year ended December 31, 2024 as compared to 32% for the corresponding period in 2023. The increase in gross margin was a result of product mix shift driven by an increase in the higher margin FDM market, productivity improvements, and lower warehousing costs.

Operating expenses

Total operating expenses for the year ended December 31, 2024 decreased $18.3 million, or 10%, to $157.3 million as compared to $175.7 million for the corresponding period in 2023.

The following table summarizes operating expenses for the periods indicated (*dollars in thousands*):

	Year Ended December 31,			
	2024	2023	$ Change	% Change
Marketing and advertising	$ 35,631	$ 30,794	$ 4,837	16 %
Salaries, wages and benefits	62,415	71,054	(8,639)	(12)%
General and administrative	50,827	71,613	(20,786)	(29)%
Other operating expense, net	8,453	2,198	6,255	285 %
Total operating expenses	$ 157,326	$ 175,659	$ (18,333)	(10)%

Marketing and advertising expenses for the year ended December 31, 2024 increased $4.8 million, or 16%, to $35.6 million as compared to $30.8 million for the corresponding period in 2023. This increase was due to our expansion of partnerships, including our engagement with the UFC, higher advertising spend, incremental shopper marketing, and an increase in trade promotions.

Salaries, wages and benefits expenses for the year ended December 31, 2024 decreased $8.6 million, or 12%, to $62.4 million as compared to $71.1 million for the corresponding period in 2023. This decrease was as a result of our 2023 Restructuring Plan whereby, we reduced compensation costs through headcount reductions in 2023 for which we realized the full benefit in 2024.

General and administrative expenses for the year ended December 31, 2024 decreased $20.8 million, or 29%, to $50.8 million as compared to $71.6 million for the corresponding period in 2023. This decrease was as a result of our 2023 Restructuring Plan which reduced our corporate infrastructure and support that were inefficient or duplicative, including professional services, information technology, and office space.

Other operating expense, net for the year ended December 31, 2024 increased $6.3 million, or 285%, to $8.5 million as compared to $2.2 million for the corresponding period in 2023. This increase was related to the impairment loss recognized in the fourth quarter of 2024 exceeding the impairment loss recognized in 2023.

Components of Our Non-Operating Income (Expenses)

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

The following table summarizes non-operating expenses for the periods indicated *(dollars in thousands)*:

	Year Ended December 31,			
	2024	2023	$ Change	% Change
Interest expense, net	$ (11,325)	$ (6,330)	$ 4,995	79 %
Other income, net	—	10	10	(100)%
Total non-operating expenses	$ (11,325)	$ (6,320)	$ 5,005	79 %

Interest expense for the year ended December 31, 2024 increased $5.0 million, or 79%, to $11.3 million as compared to $6.3 million for the corresponding period in 2023. The increase was primarily due to an increase in average debt balances and higher interest rates. Fiscal year 2024 utilized a $75.0 million senior credit facility and a $50.0 million term loan with rates at the term Secured Overnight Financing Rate ("SOFR") plus 2.60% to 3.10%, based on average excess availability of the borrowing base and term SOFR plus 8.50%, respectively. This agreement was entered in the third quarter 2023. In the first half of fiscal year 2023, the previous senior credit facility held a rate of Bloomberg Short-Term Bank Yield ("BSBY") plus 2.00% to 2.25%, based on average excess availability of the borrowing base.

Other expense, net consisted of miscellaneous income (expense) items such as bank fees and credit card rebates in 2023.

Income Tax Provision

The following table summarizes income tax provisions for the periods indicated (*dollars in thousands*):

| | Year Ended December 31, | |
	2024	2023
Income tax expense	$ 172	$ 185
Effective income tax rate	(2.3)%	0.3 %

For further detail of income tax matters, see Note 16, *Income Taxes*, within the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K.

Income tax expense was $0.2 million for each of the years ended December 31, 2024 and 2023, representing effective tax rates of (2.3)% and 0.3%, respectively. In addition, the tax benefit for the year ended December 31, 2024 reflects the impact of our assessment that we will not be able to record the benefit of certain current year deferred tax assets for which a valuation allowance is expected.

Liquidity and Capital Resources

Liquidity Overview

Our principal use of cash is to support the growth of our business, including increasing working capital requirements related to inventories, accounts receivable, and general and administrative expenses. Furthermore, we use cash to fund our debt service commitments, capital equipment acquisitions, and other growth-related needs.

Our primary sources of cash are (1) cash on hand, (2) cash provided by operating activities, and (3) net borrowings from our credit facilities. As of December 31, 2024, our cash and cash equivalents were $6.8 million, our working capital was $20.3 million, and under our credit facilities, we had $25.5 million of available borrowings, after the consideration of the $5.0 million reduction required before the Availability Block Release Date, the date on which we have maintained a fixed charge coverage ratio of not less than 1.10 to 1.00 based on a trailing four fiscal quarter calculation as of December 31, 2024, and no defaults or events of default are then continuing. Our ability to draw from the credit facilities is subject to a borrowing base and other covenants. There are no defaults or events of default at this time. We believe that these sources of liquidity will be sufficient to fund our working capital requirements and to meet our commitments in the ordinary course of business and under the current market conditions for at least the next twelve months.

See Note 8, *Long-Term Debt*, to the consolidated financial statements included in Item 8 of Part II of this 10-K for information regarding the Credit Agreements.

Cash Flows from Operating, Investing and Financing Activities

Comparison of the year ended December 31, 2024 to the year ended December 31, 2023

The following table summarizes our cash flows for the periods indicated *(dollars in thousands)*:

| | Year Ended December 31, | | | |
	2024	2023	$ Change	% Change
Cash flows provided by (used in):				
Operating activities	$ 11,308	$ (24,967)	$ 36,275	145 %
Investing activities	$ (7,713)	$ (21,508)	$ (13,795)	(64)%
Financing activities	$ (10,698)	$ 21,398	$ (32,096)	(150)%

Operating Activities

Net cash provided by operating activities was $11.3 million for the year ended December 31, 2024, compared to net cash used in operating activities of $25.0 million for the corresponding period in 2023. The total increase of $36.3 million in net cash provided was primarily due to a net loss of $56.7 million improving to net loss of $7.6 million for 2024.

Investing Activities

Net cash used in investing activities was $7.7 million for the year ended December 31, 2024, compared to net cash used in investing activities of $21.5 million for the corresponding period in 2023. The $13.8 million decrease in net cash used was primarily due to reduced capital expenditure projects for our Outpost locations, roasting facilities and information technology.

Financing Activities

Net cash used in financing activities was $10.7 million for the year ended December 31, 2024, compared to net cash provided by financing activities of $21.4 million for the corresponding period in 2023. The $32.1 million decrease in net cash provided was primarily due to an increase in repayments of long-term debt of $93.3 million and payment of $1.0 million of debt extinguishment costs, offset by proceeds from issuance of long-term debt of $58.7 million, net of $3.6 million of debt issuance costs.

2023 Restructuring Plan

During fiscal year 2023, management implemented a plan to reduce costs and improve efficiency of certain company-wide functions. We incurred a total of $6.8 million of restructuring costs of which $3.5 million related to severance costs for the reduction in workforce and $3.3 million related to advisory fees, fees for terminated leases, and costs related to our Salt Lake City production shutdown. These total costs incurred were included in the following line items in the consolidated statement of operations: (1) severance costs of $3.5 million were included in "Salaries, wages and benefits", (2) advisory fees of $2.4 million and fees related to terminated leases of $0.4 million were included in "General and administrative" expenses, and (3) $0.5 million of costs related to our Salt Lake City production shutdown were included in "Costs of goods sold".

We incurred an additional $0.3 million of severance costs in the first quarter of 2024, which are included in the line item "Salaries, wages and benefits" in the consolidated statement of operations.

Commitments

The Company has entered into several manufacturing and purchase agreements to purchase coffee products from third-party suppliers. The minimum purchase amounts are based on quantity and in the aggregate will be approximately $26.1 million for 2025, $30.0 million for 2026 and $32.4 million for 2027. See Note 18, *Commitments and Contingencies* to the consolidated financial statements included in Item 8 of Part II of this Annual Report for information regarding such manufacturing and purchase agreements.

Liabilities relating to operating leases that have commenced as of December 31, 2024 have been reported on the balance sheet as operating lease liabilities. Payments on leases are expected to be approximately $3.9 million in the next twelve months, and approximately $37.3 million beyond twelve months through 2043. See Note 9, *Leases* to the consolidated financial statements included in Item 8 of Part II of this Annual Report for additional information.

Capital Expenditures

Future capital requirements will vary materially from period to period and will depend on factors such as adding additional roasting capacity, expansion of our corporate and information technology infrastructure relating to growth initiatives and expansion and growth by opening additional Company-operated Outposts. We currently expect to fund our material capital requirements with borrowings from our credit facilities, but we may also seek additional debt or equity financing.

Critical Accounting Estimates

Critical accounting estimates are those that management believes are the most important portrayal of our financial condition and results of operations and require the most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. These estimates are developed based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Critical accounting estimates are accounting estimates where the nature of the estimates are material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates on financial condition or operating performance is material.

The methods, assumptions, and estimates that we use in applying our accounting policies may require us to apply judgments regarding matters that are inherently uncertain. We consider an accounting policy to be a critical estimate if (1) we must make assumptions that were uncertain when the judgment was made, and (2) changes in the estimate assumptions or selection of a different estimate methodology could have a significant impact on our financial position and the results that we report in our consolidated financial statements. While we believe that our estimates, assumptions and judgments are reasonable, they are based on information available when the estimate was made.

Our significant accounting estimates are discussed in more detail in Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements included in Item 8 of Part II of this 10-K. The critical accounting estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We recognize revenue in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, or Accounting Standards Codification ("ASC") 606. Revenue is recognized when a customer obtains control of products or services in an amount that reflects the consideration which we received, or expect to receive, in exchange for those goods or services. We are required to identify our contracts with customers, identify the performance obligations in a contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation.

The majority of our revenue is derived from the sale of our products. In determining the transaction price, we evaluate whether the price is subject to refund or adjustment to determine the net consideration to which we expect to be entitled.

Revenue is recognized when control of the product is transferred to the customer (i.e., when our performance obligation is satisfied), which is defined by the commercial terms of each purchase but typically occurs at the date of delivery of the merchandise to the customer. As such, customer orders are recorded as deferred revenue prior to delivery of products. In determining whether control has transferred, we considered whether risks and rewards of ownership have transferred to the customer. We estimate which shipments have been delivered and recognize corresponding revenue at the end of the period. Delivery date estimates are based on average transit times calculated based on factors such as the type of carrier, the fulfillment source, the delivery destination and historical transit time experience. Actual shipping times may differ from our estimates.

Equity-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718, *Compensation — Stock Compensation*. Equity-based awards are mainly awarded to employees and members of our Board and measured at fair value at each grant date. We calculate the fair value of stock options on the date of grant using the Black-Scholes option-pricing model. We calculate the fair value of restricted stock units on the date of grant based on the closing price of our Class A Common Stock. We calculate the fair value of performance-based restricted stock units on the date of grant using the Monte Carlo pricing model. We recognize expense over the requisite service period for awards expected to vest using the straight-line method and recognize forfeitures as they occur. See Note 14, *Equity-Based Compensation* within the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for additional information regarding the accounting for stock-based awards.

Applying these valuation and allocation approaches involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, and cash flows, as well as discount rates, valuation multiples, the selection of comparable public companies and comparable transactions, and the probability of future events. Changes in any or all of these estimates and assumptions, or the relationships between these assumptions, impact our valuation as of each valuation date and may have a material impact on the valuation of our equity and equity awards. These estimates involve inherent uncertainties and, if different assumptions had been used, equity-based compensation expense could have been materially different from the amounts recorded.

Recent Accounting Pronouncements

See Note 2, *Summary of Significant Accounting Policies* to our consolidated financial statements included in Item 8 of Part II of this 10-K for more information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent it has made one, of their potential impact on our consolidated financial statements.

JOBS Act

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies for up to five years or until we are no longer an emerging growth company. We qualify as an "emerging growth company" and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Commodity Risks

Our profitability is dependent on, among other things, our ability to anticipate and react to changes in costs of key operating resources. Commodity price risk is our primary market risk, which is affected by purchases of coffee beans, dairy products, aluminum cans, and other materials and commodities. We purchase and roast quality coffee beans that can be subject to significant volatility. Increases in the "C" coffee commodity price increase the price of high-quality coffee. We generally enter into fixed price purchase commitments for the green coffee we roast.

The supply and price of coffee we purchase can also be affected by multiple factors in the producing countries, such as weather (including the potential effects of climate change), natural disasters, crop disease, inventory levels, and political and economic conditions, including trade policy. Because of the significance of coffee beans to our operations, combined with our ability to only partially mitigate future price risk through purchasing practices, increases in the cost of high-quality coffee beans could have a material adverse impact on our profitability.

Interest Rate Risk

Our Term Loan Facility bears interest at a rate per annum equal to either (i) a reference rate plus a margin ranging from 5.00% to 5.50% based on a total net leverage ratio threshold or (ii) term SOFR plus a margin ranging from 6.00% to 6.50% based on a total net leverage ratio threshold. Borrowings under our ABL Facility bear interest at a rate per annum of either (i) the Base Rate (as defined below) plus a margin ranging from 0.50% to 1.50% or (ii) term SOFR plus a margin ranging from 1.50% to 2.50%. "Base Rate" means, for any day, the base commercial lending rate of PNC as publicly announced to be in effect from time to time. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of December 31, 2024, we had $40.0 million outstanding on our Term Loan Facility and $28.9 million outstanding on our ABL Facility with available borrowings of $25.5 million. The carrying value of the variable interest rate debt approximates its fair value as the borrowings are based on market interest rates. A hypothetical increase of interest rates of 5% on our outstanding variable rate borrowings would result in additional interest expense annually of approximately $3.4 million.

Inflation

Inflationary factors such as increases in the cost of our products, overhead costs, and parcel freight costs have had an impact on our operating results. While we have begun to partially offset inflation and other changes in costs of essential operating resources by slightly increasing prices, along with more efficient purchasing practices and productivity improvements, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our pricing flexibility. There can be no assurance that future cost increases can be offset by increased prices or that increased prices will be fully absorbed by our customers without any resulting change to their purchasing patterns. In addition, there can be no assurance that we will generate overall revenue growth in an amount sufficient to offset inflationary or other cost pressures. The cost of constructing our Outposts is subject to inflation, which could increase the costs of labor and materials. An increasing rate of inflation in the future may have a material adverse effect on our ability to maintain current levels of gross profit and operating expenses, if the selling prices of our products do not increase with these increased costs.

Item 8. Financial Statements and Supplementary Data

BRC Inc.

Audited Consolidated Financial Statements of BRC Inc. as of December 31, 2024 and 2023 and for the three years ended December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of BRC Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BRC Inc. (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2020.

San Antonio, Texas
March 3, 2025

BRC Inc.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and par value amounts)

	December 31,	
	2024	**2023**
Assets		
Current assets:		
Cash and cash equivalents	$ 6,810	$ 12,448
Restricted cash	—	1,465
Accounts receivable, net	33,604	25,207
Inventories, net	42,647	56,465
Prepaid expenses and other current assets	12,410	12,153
Total current assets	95,471	107,738
Property, plant and equipment, net	59,204	68,326
Operating lease, right-of-use asset	26,703	36,214
Non-current prepaid marketing expenses	45,506	22,772
Identifiable intangibles, net	359	418
Other	139	308
Total assets	$ 227,382	$ 235,776
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 38,817	$ 33,564
Accrued liabilities	27,900	34,911
Deferred revenue and gift card liability	3,918	11,030
Current maturities of long-term debt	2,047	2,297
Current operating lease liability	2,523	2,249
Current maturities of finance lease obligations	13	58
Total current liabilities	75,218	84,109
Non-current liabilities:		
Long-term debt, net	63,027	68,683
Finance lease obligations, net of current maturities	—	23
Operating lease liability	29,087	35,929
Other non-current liabilities	10,554	524
Total non-current liabilities	102,668	105,159
Total liabilities	177,886	189,268
Commitments and Contingencies (Note 18)		
Stockholders' equity:		
Preferred Stock, $0.0001 par value, 1,000,000 shares authorized; no shares issued or outstanding as of December 31, 2024 and 2023, respectively	—	—
Class A Common Stock, $0.0001 par value, 2,500,000,000 shares authorized; 78,286,909 and 65,637,806 shares issued and outstanding as of December 31, 2024 and 2023, respectively	8	6
Class B Common Stock, $0.0001 par value, 300,000,000 shares authorized; 134,536,464 and 146,484,989 shares issued and outstanding as of December 31, 2024 and 2023, respectively	13	15
Class C Common Stock, $0.0001 par value, 1,500,000 shares authorized; no shares issued or outstanding as of December 31, 2024 and 2023, respectively	—	—
Additional paid in capital	136,583	133,728
Accumulated deficit	(123,430)	(120,478)
Total BRC Inc.'s stockholders' equity	13,174	13,271
Non-controlling interests	36,322	33,237
Total stockholders' equity	49,496	46,508
Total liabilities and stockholders' equity	$ 227,382	$ 235,776

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

		Year Ended December 31,				
		2024		**2023**		**2022**
Revenue, net	$	391,490	$	395,623	$	301,313
Cost of goods sold		230,316		270,175		202,134
Gross profit		161,174		125,448		99,179
Operating expenses						
Marketing and advertising		35,631		30,794		38,169
Salaries, wages and benefits		62,415		71,054		64,286
General and administrative		50,827		71,613		64,486
Other operating expense, net		8,453		2,198		—
Total operating expenses		157,326		175,659		166,941
Operating income (loss)		3,848		(50,211)		(67,762)
Non-operating income (expenses)						
Interest expense, net		(11,325)		(6,330)		(1,593)
Other income, net		—		10		339
Change in fair value of earn-out liability		—		—		(209,651)
Change in fair value of warrant liability		—		—		(56,675)
Change in fair value of derivative liability		—		—		(2,335)
Total non-operating expenses		(11,325)		(6,320)		(269,915)
Loss before income taxes		(7,477)		(56,531)		(337,677)
Income tax expense		172		185		367
Net loss	$	(7,649)	$	(56,716)	$	(338,044)
Less: Net loss attributable to non-controlling interest		(4,697)		(39,971)		(255,138)
Net loss attributable to BRC Inc.	$	(2,952)	$	(16,745)	$	(82,906)
Net loss per share attributable to Class A Common Stock[1]						
Basic and diluted	$	(0.04)	$	(0.27)	$	(1.62)
Weighted-average shares of Class A Common Stock outstanding[1]						
Basic and diluted		71,107,562		60,932,225		51,246,632

[1]For the year ended December 31, 2022, net loss per share of Class A Common Stock and weighted-average shares of Class A Common Stock outstanding is representative of the period from February 9, 2022 through December 31, 2022, the period following the Business Combination, as defined in Note 1 - *Organization and Nature of Business*. For more information, refer to Note 17 - *Net Loss per Share*.

See notes to consolidated financial statements.

BRC INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

(in thousands, except for number of shares)

		Shares									
	Members' Interest	Class A Common Stock	Class B Common Stock	Class C Common Stock	Class A Common Stock	Class B Common Stock	Class C Common Stock	Additional Paid-In Capital	Accumulated Deficit	Non-Controlling Interest	Total Stockholders' Equity (Deficit)
Balance at December 31, 2021	$ (129,495)	—	—	—	$ —	$ —	$ —	$ —	$ (19,996)	$ —	$ (149,491)
Equity-based compensation prior to Business Combination	308	—	—	—	—	—	—	—	—	—	308
Non-employee equity-based compensation prior to Business Combination	241	—	—	—	—	—	—	—	—	—	241
Series A preferred discount amortization prior to Business Combination	(6,621)	—	—	—	—	—	—	—	—	—	(6,621)
Repurchase of member units prior to Business Combination	(1,599)	—	—	—	—	—	—	—	—	—	(1,599)
Net loss prior to Business Combination	—	—	—	—	—	—	—	—	(2,691)	—	(2,691)
Effect of Business Combination	137,166	44,009,874	139,106,323	1,388,125	4	14	—	(103)	(831)	(83,319)	52,931
Equity-based compensation after Business Combination	—	—	—	—	—	—	—	820	—	3,217	4,037
Non-employee equity-based compensation after Business Combination	—	—	—	—	—	—	—	—	—	608	608
First Tier vesting event	—	694,062	9,926,563	(694,062)	—	1	—	38,783	—	133,589	172,373
Second Tier vesting event	—	694,063	9,926,562	(694,063)	—	1	—	60,803	—	195,154	255,958
Warrant redemption	—	6,376,346	—	—	1	—	—	24,924	—	68,235	93,160
Applicable premium vesting	—	6,196	820,310	—	—	—	—	3,153	—	8,922	12,075
Common Unit redemption	—	5,880,733	(5,880,733)	—	—	—	—	1,128	—	(1,128)	—
Net loss after Business Combination	—	—	—	—	—	—	—	—	(80,215)	(255,138)	(335,353)
Balance at December 31, 2022	$ —	57,661,274	153,899,025	—	$ 5	$ 16	$ —	$ 129,508	$ (103,733)	$ 70,140	$ 95,936
Equity-based compensation	—	—	—	—	—	—	—	2,148	—	4,826	6,974
Common Unit redemption	—	7,414,036	(7,414,036)	—	—	—	—	1,758	—	(1,758)	—
Employee stock purchase plan	—	157,044	—	—	—	—	—	673	—	—	673
Vesting of stock awards, net of shares withheld for taxes	—	405,452	—	—	1	(1)	—	(359)	—	—	(359)
Net loss	—	—	—	—	—	—	—	—	(16,745)	(39,971)	(56,716)
Balance at December 31, 2023	$ —	65,637,806	146,484,989	—	$ 6	$ 15	$ —	$ 133,728	$ (120,478)	$ 33,237	$ 46,508
Equity-based compensation	—	—	—	—	—	—	—	3,627	—	6,980	10,607
Common Unit redemption	—	11,948,525	(11,948,525)	—	—	—	—	(802)	—	802	—
Employee stock purchase plan	—	144,017	—	—	—	—	—	518	—	—	518
Vesting of stock awards, net of shares withheld for taxes	—	554,015	—	—	2	(2)	—	(501)	—	—	(501)
Proceeds from exercise of stock options, net of taxes	—	2,546	—	—	—	—	—	13	—	—	13
Net loss	—	—	—	—	—	—	—	—	(2,952)	(4,697)	(7,649)
Balance at December 31, 2024	$ —	78,286,909	134,536,464	—	$ 8	$ 13	$ —	$ 136,583	$ (123,430)	$ 36,322	$ 49,496

See notes to consolidated financial statements.

62

BRC Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating activities			
Net loss	$ (7,649)	$ (56,716)	$ (338,044)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	10,057	7,263	4,383
Equity-based compensation	10,607	6,974	6,079
Amortization of debt issuance costs	1,193	549	317
Loss on disposal of assets	1,848	4,763	—
Loss on impairment of assets	6,079	—	—
Paid-in-kind interest	2,535	—	—
Loss on extinguishment of debt	1,127	—	—
Other	173	311	849
Change in fair value of earn-out liability	—	—	209,651
Change in fair value of warrant liability	—	—	56,675
Change in fair value of derivative liability	—	—	2,335
Changes in operating assets and liabilities:			
Accounts receivable, net	(8,627)	(2,766)	(14,895)
Inventories, net	(10,107)	(8,183)	(56,311)
Prepaid expenses and other assets	900	654	(184)
Accounts payable	6,806	21,557	(6,146)
Accrued liabilities	(7,890)	(1,811)	15,986
Deferred revenue and gift card liability	(7,112)	1,525	2,171
Operating lease liability	560	891	776
Other liabilities	10,808	22	168
Net cash provided by (used in) operating activities	11,308	(24,967)	(116,190)
Investing activities			
Purchases of property, plant and equipment	(8,666)	(27,220)	(30,404)
Proceeds from sale of property and equipment	953	5,712	—
Net cash used in investing activities	(7,713)	(21,508)	(30,404)
Financing activities			
Proceeds from issuance of long-term debt, net of discount	353,197	294,508	51,593
Debt issuance costs paid	(706)	(4,333)	(279)
Repayment of long-term debt	(361,565)	(268,230)	(38,761)
Payments of debt extinguishment costs	(1,040)	—	—
Financing lease obligations	(68)	(173)	3
Repayment of promissory note	(1,047)	(1,047)	—
Issuance of stock from the Employee Stock Purchase Plan	518	673	—
Proceeds from exercise of stock options	13	—	—
Distribution and redemption of Series A preferred equity	—	—	(127,853)
Proceeds from Business Combination, including PIPE investment	—	—	337,957
Payment of Business Combination costs	—	—	(31,638)
Redemption of Class A and Class B shares	—	—	(20,145)
Redemption of incentive units	—	—	(3,627)
Net cash (used in) provided by financing activities	(10,698)	21,398	167,250
Net (decrease) increase in cash, cash equivalents, and restricted cash	(7,103)	(25,077)	20,656
Cash and cash equivalents, beginning of period	12,448	38,990	18,334
Restricted cash, beginning of period	1,465	—	—
Cash and cash equivalents, end of period	$ 6,810	$ 12,448	$ 38,990
Restricted cash, end of period	$ —	$ 1,465	$ —

See notes to consolidated financial statements.

BRC Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Non-cash operating activities			
(Derecognition) Recognition of right-of-use operating lease assets	$ (8,043)	$ 18,547	$ 20,050
Recognition of revenue for inventory exchanged for prepaid advertising	$ 23,925	$ 28,901	$ —
Non-cash investing and financing activities			
Property and equipment purchased but not yet paid	$ 304	$ 1,857	$ 2,279
Debt issuances costs accrued but not yet paid	$ 378	$ —	$ —
Series A preferred equity exchange for PIPE shares	$ —	$ —	$ 26,203
Series A preferred equity amortization	$ —	$ —	$ 5,390
Supplemental cash flow information			
Cash paid for income taxes	$ 425	$ 562	$ 277
Cash paid for interest	$ 9,041	$ 4,483	$ 1,279

See notes to consolidated financial statements.

1. Organization and Nature of Business

BRC Inc., a Delaware public benefit corporation ("BRC Inc." or the "Company"), previously entered into a Business Combination Agreement, dated as of November 2, 2021, as amended by the First Amendment to Business Combination Agreement, dated as of January 4, 2022 (the "First Amendment" and the Business Combination Agreement as so amended, the "Business Combination Agreement"), each by and among BRC Inc., SilverBox Engaged Merger Corp I, a Delaware corporation ("SilverBox"), Authentic Brands LLC, a Delaware limited liability company ("Authentic Brands"), and certain other parties thereto. On February 9, 2022, as contemplated by the Business Combination Agreement, a series of transactions (the "Business Combination") were completed (the "Closing") for an estimated value of $1,839,815 as a result of which Authentic Brands became a subsidiary of BRC Inc., with BRC Inc. acting as sole managing member thereof as a public benefit corporation.

BRC Inc. conducts substantially all of its business through its solely managed subsidiary, Authentic Brands, and Authentic Brands' subsidiaries, all of which are consolidated in these financial statements. Authentic Brands, through its wholly-owned subsidiaries, purchases, roasts, and sells high quality coffee, coffee accessories, and branded apparel through its online channels and business networks. Authentic Brands also develops and promotes online content for the purpose of growing its brands, which include Black Rifle Coffee Company ("BRCC").

Unless the context indicates otherwise, references to "the Company," "we," "us" and "our" refers to BRC Inc. and its consolidated subsidiaries following the closing of the Business Combination.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company has prepared the consolidated financial statements and accompanying notes in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The consolidated financial statements reflect the financial position and operating results of the Company including its wholly-owned subsidiaries. These financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair statement of the operating results for the periods presented. Intercompany transactions and balances have been eliminated in consolidation.

The Business Combination was accounted for as a reverse recapitalization transaction between entities under common control, whereas Authentic Brands was considered the accounting acquirer and predecessor entity. The Business Combination was reflected as the equivalent of Authentic Brands issuing stock for the net assets of SilverBox, accompanied by a recapitalization with no incremental goodwill or intangible assets recognized.

Authentic Brands was determined to be the predecessor entity to the Business Combination based on a number of considerations, including:

• Authentic Brands former management making up the majority of the management team of BRC Inc.;

• Authentic Brands former management nominating or representing the majority of BRC Inc.'s Board of Directors (the "Board of Directors");

• Authentic Brands representing the majority of the continuing operations of BRC Inc.; and

• The chief executive officer of Authentic Brands then having voting control of the combined company.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Such estimates include but are not limited to estimated losses on accounts receivable, inventory reserves, undiscounted future cash flows and the fair value of assets or asset groups for the purpose of assessing impairment of long-lived assets, liabilities for contingencies, equity-based compensation, estimates for sales returns and related allowance, loyalty rewards, deferred revenue, and measurement and realization of deferred tax assets. Actual results could differ materially from those estimates.

Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, or Accounting Standards Codification ("ASC") 606. Revenue is recognized when, or as, control of a promised product or service transfers to a customer, in an amount that reflects the consideration to which the Company expects to be entitled in exchange for transferring those products. Revenue excludes any amounts collected on behalf of third parties, including sales and indirect taxes. Revenue recognition is evaluated through the following five steps:

1. Identification of the contract with a customer;
2. Identification of the performance obligations in the contract;
3. Determination of the transaction price;
4. Allocation of the transaction price to the performance obligations in the contract; and
5. Recognition of revenue when or as a performance obligation is satisfied.

Sources and Timing of Revenue

The Company's revenue is derived from product sales through its e-commerce websites and to Wholesale customers who sell the products to end users. In addition, the Company derives revenues from Company-operated store locations, and franchise and license agreements. Revenues from the sale of products and merchandise are recognized when control of the product passes to the customer, typically at the date of delivery of the merchandise to the customer and in an amount that reflects the expected consideration to be received in exchange for such goods. As such, customer orders are recorded as deferred revenue prior to delivery of products. As the Company ships high volumes of packages through multiple carriers, it is not practical for the Company to track the actual delivery date of each shipment. Therefore, the Company uses estimates to determine which shipments are delivered and recognizes revenue based on these estimates at the end of the period. Delivery date estimates are based on average transit times calculated based on factors such as the type of carrier, the fulfillment source, the delivery destination and historical transit time experience. Actual shipping times may differ from the Company's estimates. Costs to obtain or fulfill a contract with a customer are expensed as incurred and are generally not significant.

Revenues from Company-operated stores are recognized when payment is tendered at the point of sale as the performance obligation has been satisfied. Store revenues are reported excluding sales, use or other transaction taxes that are collected from customers and remitted to taxing authorities.

Deferred Revenue

Deferred revenue consists of amounts billed to or received from customers prior to delivery of products. The Company recognizes such amounts in revenues when the product is delivered.

Gift Cards

Gift cards can be purchased online through the Company's website in digital or physical format. In addition, physical gift cards can be purchased at any of the Company-operated store locations and limited franchise owned stores. When a gift card is purchased, the Company recognizes a corresponding liability for the full amount of the gift card, which is recorded in "Deferred revenue and gift card liability" on the consolidated balance sheets. Gift cards can be redeemed online through the Company's website and at any of the Company-operated store locations and limited franchise owned stores. When a gift card is redeemed, the Company reduces the corresponding liability and recognizes revenue. There are no expiration dates to the gift cards. While the Company will continue to honor all gift cards presented for payment, the Company may determine the likelihood of redemption, based on historical experience, is deemed to be remote for certain cards due to long periods of inactivity. In these circumstances if the Company also determines there is no requirement for remitting balances to government agencies under unclaimed property laws, unredeemed card balances may then be recognized as breakage income. The Company recognized $637 of breakage income related to unredeemed card balances for the year ended December 31, 2024, which reduces the related deferred revenue liability.

Loyalty Rewards Program

In August 2020, BRCC established its BRCC Loyalty Points rewards program (the "Loyalty Program"), which is primarily a spend-based program. BRCC customers who establish an online account are enrolled in the Loyalty Program. Under the program, there are multiple levels in which customers can participate and earn loyalty points. Subscription customers (customers in the BRCC Coffee Club or subscribed to another subscription product type) are in the highest tier and earn 5% on purchases. Non-subscription customers earn 1% on purchases. Any customer who spends $200 or more annually can also earn 5% on purchases after the spending criteria is met. In addition to earning points on purchases, customers can earn points through certain other activities. BRCC reserves the right in its sole discretion to modify, change, add, or remove activities which can be accomplished to earn points at any time. Under the Loyalty Program, customers may redeem rewards as they reach minimum thresholds per reward. The Company reserves the right to modify, change, add, or remove rewards and their points thresholds at any time. BRCC loyalty points will expire one year after they have been earned. Conversion of rewards are non-changeable after redemption, have no cash value, and are non-transferable. A portion of the rewards that are expected to expire and not be redeemed will be recognized as income over time. Based on historical expiration rates, the Company estimates a certain percentage of rewards to expire and reassesses this estimate on a quarterly basis.

The Company recognized $7,141, $398, and $1,033 of income related to expired loyalty rewards for the years ended December 31, 2024, 2023, and 2022, respectively, which was included in "Revenue, net" on the consolidated statement of operations.

The Company defers revenue associated with the points earned through purchases that are expected to be redeemed, net of estimated unredeemed loyalty points. When a customer redeems an earned reward, the Company recognizes revenue for the redeemed product and reduces the related deferred revenue liability. The deferred revenue liability is included in "Deferred revenue and gift card liability" on the consolidated balance sheets. Until March 2024, BRCC loyalty points expired if there was no account activity (i.e., if there is no new purchase made or order placed) for a period of twelve months. In March 2024, BRCC amended the Loyalty Program such that BRCC loyalty points expire after twelve months without consideration of account activity. The change in BRCC's Loyalty Program points policy regarding expired points resulted in a reduction to the deferred revenue liability and an increase to revenue in our Direct-to-Consumer ("DTC") Channel of $6,468 for the year ended December 31, 2024.

For those points that are earned through other activities, the Company recognizes the redemption of these points as a discount to the transaction price at time of sale. Refer to Note 7, *Deferred Revenue and Gift Card Liability* for information about changes in the current portion of deferred revenue and gift card liability for the years ended December 31, 2024, 2023, and 2022.

Franchise Store Revenues

Franchise rights may be granted through franchise agreements that set out the terms of the arrangement with the franchisee. The franchise agreements require that the franchisee remit continuing fees to the Company as a percentage of the applicable store's revenues in exchange for the license of the intellectual property associated with BRCC's brands. A portion of these fees are dedicated for national marketing campaigns, promotional programs and materials, and other activities that we believe enhance the image of the BRCC brand. Continuing fees represent a portion of the consideration the Company receives under the franchise agreement. Continuing fees are typically billed and collected weekly. Continuing fees are recognized as the related store sales occur. Revenues from continuing fees are included in "Revenue, net" on the consolidated statements of operations.

Under the franchise agreements, BRCC sells products and equipment to its franchisees. The revenue associated with these product and equipment sales are recognized when control passes to the franchisee, typically at the date of delivery of the merchandise to the franchisee and in an amount that reflects the expected consideration to be received in exchange for such goods.

The franchise agreements also typically require upfront franchise fees such as initial fees paid for the execution of a franchise agreement. The fees associated with these agreements are typically billed and paid when a new franchise agreement becomes effective. The Company has determined that the services it provides in exchange for upfront franchise fees, which primarily relate to pre-opening support, are highly interrelated with the franchise right and are not individually distinct from the ongoing services provided to the Company's franchisees. As a result, upfront franchise fees are recognized as revenue over the term of each respective franchise agreement, generally 10 years. Revenues for these upfront franchise fees are recognized on a straight-line basis, which is consistent with the franchisee's right to use and benefit from the intellectual property associated with BRCC's brands. The current portion of revenues from upfront franchise fees are included in "Deferred revenue and gift card liability" and the long-term portion of revenues from upfront franchisee fees are included in "Other non-current liabilities" on the consolidated balance sheets.

License Revenues

License rights may be granted through license agreements that set out the terms of the Company's arrangement with the licensee. The Company's license agreements require that the licensee remit continuing fees to the Company as a percentage of the applicable store's revenues in exchange for the license of the intellectual property associated with BRCC's brands. In addition, licensed store revenues consist of product sales to the licensee. The revenue associated with these product sales are recognized when control of the product passes to the licensee, typically at the date of delivery of the merchandise to the licensee and in an amount that reflects the expected consideration to be received in exchange for such goods. Continuing fees are recognized as the related store sales occur.

The Company's license agreements also typically require upfront license fees such as initial fees paid for the execution of a license agreement. The fees associated with these agreements are typically billed and paid when a new license agreement becomes effective. The Company has determined the services it provides in exchange for upfront license fees, which primarily relate to initial license set up and are not individually distinct from the ongoing services it provides to its licensees. As a result, upfront license fees are recognized as revenue over the term of each respective license agreement, generally 10 years. Revenues for these upfront license fees are recognized on a straight-line basis, which is consistent with the licensee's right to use and benefit from the intellectual property. Revenues from continuing fees and upfront license fees are presented within "Revenue, net" on the consolidated statements of operations.

Disaggregation of Revenue

The Company disaggregates revenue by sales channel. The Wholesale channel includes product revenue sold to an intermediary and not directly to the consumer. The DTC channel principally comprises revenue from our e-commerce websites and subscription services directly to the consumer. The Outpost Retail Stores ("Outpost") channel includes revenue from Company-operated stores, gift cards, franchise stores and licensing.

The following table disaggregates revenue by sales channel:

| | Year Ended December 31, | | |
	2024	2023	2022
Wholesale	$ 245,040	$ 225,059	$ 119,360
DTC	123,779	143,232	159,022
Outpost	22,671	27,332	22,931
Total net sales	$ 391,490	$ 395,623	$ 301,313

Substantially all revenue is derived from customers located in the United States. One Wholesale customer and its affiliate represents 28%, 26%, and 12% of total revenue for the years ended December 31, 2024, 2023, and 2022 respectively.

Sales Returns and Discounts

The Company's product sales contracts include terms that could cause variability in the transaction price for items such as discounts, credits, charge backs, or sales returns. Accordingly, the transaction price for product sales includes estimates of variable consideration to the extent it is probable that a significant reversal of revenue recognized will not occur.

The Company inspects returned items when they arrive at its processing facilities. The Company refunds the full cost of the merchandise returned if the returned item is defective or the Company or its partners have made an error, such as shipping the wrong product. If the return is not a result of a product defect or a fulfillment error and the customer initiates a return of an unopened item within 30 days of delivery, for most products the Company refunds the full cost of the merchandise less the original shipping charge and actual return shipping fees. If the customer returns an item that has been opened or shows signs of wear, the Company issues a partial refund minus the original shipping charge and actual return shipping fees. Bagged coffee and rounds are not eligible for returns. Revenue is recorded net of estimated returns. The Company records an allowance for returns based on current period revenues and historical returns experience. The Company analyzes actual historical returns, current economic trends and changes in order volume and acceptance of its products when evaluating the adequacy of the sales returns allowance in any accounting period. The allowance for sales returns and charge backs was $560 and $244 as of December 31, 2024 and 2023, respectively, and included in "Accounts receivable, net" on the consolidated balance sheets.

Shipping and Handling Fees and Costs

Shipping and handling is considered a fulfillment activity, as it takes place prior to the customer obtaining control of the merchandise, and fees charged to customers are included in net revenue upon completion of the performance obligation.

Segment Information

The Company reports operations as a single reportable segment and manages the business as a single-brand consumer products business. This is supported by the operational structure, which includes sales, product design, operations, marketing, and administrative functions focused on the entire product suite rather than individual product categories or sales channels. In accordance with ASC 280, "*Segment Reporting*", the Company's chief operating decision maker ("CODM") has been identified as the Chief Executive Officer, who reviews financial information on a consolidated basis and does not regularly review financial information for individual sales channels, product categories or geographic regions that would allow decisions to be made about allocation of resources or performance. The information reviewed by the CODM is consistent with the presentation on the consolidated statement of operations.

Cost of Goods Sold

Cost of goods sold includes product costs, labor costs, occupancy costs, outbound shipping costs, handling and fulfillment costs, credit card fees, and royalty fees, and is recorded in the period incurred.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents also include proceeds due from credit card transactions with settlement terms of less than five days. The Company maintains cash and cash equivalent balances with financial institutions that exceed federally insured limits. The Company has not experienced any losses related to these balances, and it believes credit risk to be minimal.

Restricted cash relates to amounts that are held by former lenders to secure certain commercial credit obligations until such obligations have been satisfied.

Accounts Receivable, Net

Accounts receivable consist primarily of trade amounts due from business customers at period end. Accounts receivable are recorded at invoiced amounts and do not bear interest. From time to time, the Company grants credit to business customers on normal credit terms. The Company maintains an allowance for doubtful accounts receivable based upon its business customers' financial condition and payment history, and its historical collection experience and expected collectability of accounts receivable. The allowance for doubtful accounts receivable was $593 and $496 as of December 31, 2024 and 2023, respectively.

Inventories, Net

Inventories are stated at the lower of cost, which approximates First In, First Out ("FIFO"), or net realizable value. The Company records inventory reserves for obsolete and slow-moving inventory. Inventory reserves are based on inventory obsolescence trends, historical experience and application of the specific identification method. Inventories were $42,647 and $56,465 as of December 31, 2024 and 2023, respectively. Finished goods includes allocations of labor and occupancy expenses, and inbound transportation costs.

Property, Plant and Equipment, Net

Property and equipment are stated at cost with depreciation calculated using the straight-line method over the estimated useful lives of the related assets or the term of the related finance lease, whichever is shorter. Leasehold improvements are amortized over the shorter of the term of the related leases or estimated useful lives. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are derecognized, and any resulting gain or loss is reflected in earnings for the period. The cost of maintenance and repairs are charged to earnings as incurred; significant renewals and improvements are capitalized.

Estimated useful lives are as follows:

	Estimated Useful Lives
Land	—
Building and Leasehold improvements	5 – 39 years
Computer equipment and software	3 years
Machinery and equipment	5 – 15 years
Vehicles	5 years

Identifiable Intangibles - Internal Use Software

In accordance with ASC 350-40, *Intangibles — Goodwill and Other, Internal-Use Software*, the Company capitalizes qualifying internal use software costs that are incurred during the application development stage if management with the relevant authority authorizes the project, it is probable the project will be completed, and the software will be used to perform the function intended. Capitalized internal use software costs are reported in property and equipment on the consolidated balance sheets and are amortized over the expected economic life of three years using the straight-line method once the software is ready for intended use. Costs incurred for enhancements that are expected to result in additional significant functionality are capitalized and amortized over the estimated useful life of the enhancement. Costs related to preliminary project activities and post-implementation activities, including training and maintenance, are expensed as incurred. Capitalized software costs net of accumulated amortization are included as a component of "Property, plant and equipment, net" on the consolidated balance sheets.

Impairment of Long-Lived Assets

The Company reviews the recoverability of its long-lived assets, such as property and equipment and identifiable intangible assets, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. These events primarily include current period losses combined with a history of losses or a decision to close a store. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future undiscounted pre-tax cash flows of the related operations. If these undiscounted cash flows are less than the carrying amount of the related asset, an impairment is recognized for the excess of the carrying value over its fair value. The fair value of the asset is estimated using a discounted cash flow model based on forecasted future revenues and operating costs, using internal projections.

Leases

The Company leases certain property and equipment under non-cancelable finance and operating leases which expire at various dates through 2043. The majority of our leases are operating leases for our Company-operated Outposts. We also lease distribution, warehouse, and corporate office facilities. We do not enter into material lease transactions with related parties. We categorize leases as either operating or finance leases at the commencement date of the lease. Operating lease agreements may contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. We have lease agreements with lease and non-lease components, which are accounted for together as a single lease component for underlying classes of assets. The Company has estimated that the lease term for retail stores is generally 10 years to 15 years.

We recognize a right-of-use ("ROU") asset and lease liability for each operating lease with a contractual term greater than twelve months at the time of lease inception. We do not record leases with an initial term of twelve months or less on our consolidated balance sheet but continue to record rent expense on a straight-line basis over the lease term. Our leases often include options to extend or terminate at our sole discretion, which are included in the determination of the lease term when they are reasonably certain to be exercised.

Our lease liability represents the present value of future lease payments over the lease term. We cannot determine the interest rate implicit in each of our leases. Therefore, we use market and term-specific incremental borrowing rates. Our incremental borrowing rate for a lease is the rate of interest we expect to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms. We considered a combination of factors, including the rates that we currently pay on our lines of credit, lease terms and the effect of adjusting the rate to reflect the term consideration of collateral.

Total lease costs recorded as rent and other occupancy costs include fixed operating lease costs and short-term lease costs. Our real estate leases may require that we pay certain expenses, such as common area maintenance costs, real estate taxes and other executory costs, of which any fixed portion would be included in operating lease costs. We recognize operating lease costs on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. A significant majority of our leases are related to our Company-operated Outposts, and their related costs are recorded within "General and administrative" expenses on the consolidated statement of operations.

The ROU asset is measured at the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, initial direct costs, and any material tenant improvement allowances reasonably certain to be received. For operating leases, ROU assets are reduced over the lease term by the recognized straight-line lease expense less the amount of accretion of the lease liability determined using the effective interest method. For finance leases, assets are amortized on a straight-line basis over the shorter of the useful life of the leased asset or the lease term. Interest expense on each finance lease liability is recognized utilizing the effective interest method. ROU assets are tested for impairment in the same manner as long-lived assets. Additionally, we monitor for events or changes in circumstances that may require a reassessment of one of our leases and determine if a remeasurement is required.

Earn-out Liability

The earn-out shares that were payable in Common Units (as defined below) of Authentic Brands pursuant to the Business Combination Agreement were recorded as a liability under ASC 480, *Distinguishing Liabilities from Equity*, and the earn-out shares that were payable in BRC Inc. common stock pursuant to the Business Combination Agreement were recorded as a liability under ASC 815, *Derivatives and Hedging*. The earn-out liability was initially measured at fair value at the closing of the Business Combination using a Monte Carlo simulation in an option pricing framework that simulated the future path of the Company's stock price over the earn-out period. The earn-out shares vested in March and April 2022. The Company recognized the earn-out shares as liabilities at fair value and adjusted the earn-out shares to fair value at each reporting period. The earn-out liabilities were subject to re-measurement at each balance sheet date until vesting, and any change in fair value was recognized on the Company's consolidated statement of operations.

Warrant Liability

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. The Company had public and private warrants, both of which did not meet the criteria for equity classification and were accounted for as liabilities. Accordingly, the Company recognized the warrants as liabilities at fair value and adjusted the warrants to fair value at each reporting period with any changes in fair value recognized on the Company's consolidated statement of operations. The public and private warrants were redeemed in May 2022.

Income Taxes

The Company accounts for income taxes under the liability method, and deferred tax assets ("DTA") and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. DTAs and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided if it is determined that it is more likely than not that the DTA will not be realized. The Company records interest and penalty expense related to income taxes as interest and other expense, respectively.

The Company evaluates and accounts for uncertain tax positions using a two-step approach: Step 1. Recognition – occurs when the Company concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustainable upon examination. Step 2. Measurement – determines the amount of benefit that is greater than 50% likely to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. Derecognition of a tax position that was previously recognized would occur when the Company subsequently determines that a tax position no longer meets the more likely-than-not threshold of being sustained.

Equity-Based Compensation

The Company recognizes the cost of equity-based compensation awards and incentive unit awards based on the fair value estimated in accordance with ASC 718, *Stock Based Compensation*. The Company records equity-based compensation expense for awards with only a service based vesting condition based on the fair value of such awards at the grant date and recognizes compensation expense on a straight-line basis over the requisite service period. Equity-based compensation expense for awards with market based vesting conditions is recorded based on the fair value of such awards at the grant date and recognized on an accelerated basis over the requisite service period. The assumptions used to calculate the fair value of equity awards granted are evaluated and revised, as necessary, to reflect the Company's historical experience and current market conditions. For more information, see Note 14, *Equity-Based Compensation*.

Earnings per Share

Basic net loss per share is calculated by dividing net loss attributable to Class A Common Stock by the weighted-average shares of Class A Common Stock outstanding without the consideration for potential dilutive securities. Diluted net loss per share represents basic net loss per share adjusted to include the potentially dilutive effect of outstanding unvested share awards, and units of Authentic Brands designated as common units (the "Common Units") and restricted units (the "Restricted Common Units") in the Third Amended and Restated Limited Liability Company Operating Agreement of Authentic Brands (the "LLC Agreement") that are exchangeable into shares of Class A Common Stock. Diluted net loss per share is computed by dividing the net loss attributable to Class A Common Stock by the weighted-average number of shares of Class A Common Stock outstanding for the period determined using the treasury stock method and if-converted method, as applicable. As the impact of these if-converted securities is generally antidilutive during periods of net loss, the diluted net loss per share calculation for periods with net losses is the same as the basic net loss per share. For more information, see Note 17, *Net Loss Per Share*.

Concentrations of Credit Risk

The Company's assets that are potentially subject to concentrations of credit risk are cash and accounts receivable. Cash balances are maintained in financial institutions which at times exceed federally insured limits. The Company monitors the financial condition of the financial institutions in which its accounts are maintained and has not experienced any losses in such accounts. The accounts receivable of the Company are spread over a number of customers, of which four customers accounted for 63% of total outstanding receivables as of December 31, 2024 and three customers accounted for 55% of total outstanding receivables as of December 31, 2023. The Company performs ongoing credit evaluations as to the financial condition of its customers and creditors with respect to trade accounts.

Marketing and Advertising Expenses

The Company's marketing and advertising expenses are primarily internet marketing expenses, commercial sponsorships and advertising time slots. Marketing expenses are recognized as incurred based on the terms of the individual agreements, which are generally, but not limited to: a commission for traffic driven to its websites that generate a sale, programmatic targeting advertisements, national television and radio advertisements, or payments to social media influencers. The Company may also enter into marketing service agreements with third party production and content providers where the Company prepays for certain services or deliverables and recognizes the expense when the service is completed. Prepaid marketing and advertising expenses totaled $5,276 and $6,826 as of December 31, 2024 and 2023, respectively. This includes $5,040 and $6,129 of prepaid advertising as of December 31, 2024 and 2023, respectively, in connection with a transaction whereby prepaid advertising was received by BRCC in exchange for finished goods inventory and revenue was recognized for the amount of prepaid advertising credits received. For more information, see Note 5, *Other Assets*.

Fair Value Measurements

The Company's financial instruments consist primarily of accounts receivable, accounts payable and long-term debt. The carrying amounts of accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair value of variable rate long-term debt is based upon the current market rates for debt with similar credit risk and maturity, which approximated its carrying value, as interest is based upon the Secured Overnight Financing Rate ("SOFR"), or the PNC Base Rate (see further explanation of the Base Rate in Note 8, *Long-Term Debt*), plus an applicable floating margin. In measuring fair value, the Company reflects the impact of credit risk on liabilities, as well as any collateral. The Company also considers the credit standing of counterparties in measuring the fair value of assets.

The Company uses any of three valuation techniques to measure fair value: the market approach, the income approach, and the cost approach in determining the appropriate valuation technique based on the nature of the asset or liability being measured and the reliability of the inputs used in arriving at fair value.

The Company follows the provisions of ASU No. 2022-03-*Fair Value Measurements* ("Topic 820") for non-financial assets and liabilities measured on a non-recurring basis.

The inputs used in applying valuation techniques include assumptions that market participants would use in pricing the asset or liability (i.e., assumptions about risk). Inputs may be observable or unobservable. The Company uses observable inputs in the Company's valuation techniques and classifies those inputs in accordance with the fair value hierarchy established by applicable accounting guidance, which prioritizes those inputs. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels are defined as follows:

Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. As of December 31, 2024, the Company had no Level 3 financial assets or liabilities.

Series A Redeemable Preferred Equity

The Company accounted for its preferred equity as temporary equity, given the Series A preferred units were probable of becoming redeemable (i.e., exercise of the exit rights is the passage of time). The Series A preferred units have been subsequently remeasured by accreting changes in the redemption value from the date of issuance to the expected redemption date using the effective interest method. The Series A preferred units were redeemed in February 2022 in connection with the Business Combination.

Comprehensive Income (Loss)

The Company has no components of comprehensive income and comprehensive income (loss) is equivalent to net income (loss) in each of the periods presented. As such, no statement of comprehensive income (loss) is presented.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), *Improvements to Reportable Segment Disclosures*, "to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses". The FASB determined these amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024 (early adoption is permitted). These amendments should be applied retrospectively to all prior periods presented in the financial statements. As of December 31, 2024, the Company implemented this standard and there has been no material change to the consolidated financial statements. Refer to Note 2, *Summary of Significant Accounting Policies*, *Segment Information*.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740), *Improvements to Income Tax Disclosures*, which "enhances the transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information". The FASB determined that these amendments should be effective for public business entities for annual periods beginning after December 15, 2024 (early adoption is permitted). The Company plans to adopt ASU 2023-09 and related updates on January 1, 2025. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40), *Disaggregation of Income Statement Expenses,* "to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions." The FASB determined this guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027 (early adoption is permitted). The Company is currently evaluating the impact of these amendments on its consolidated financial statements and accompanying disclosures.

3. Inventories, Net

Inventories consist of the following *(dollars in thousands)*:

	December 31,			
	2024		**2023**	
Coffee:				
Unroasted	$	3,180	$	4,248
Finished Goods		16,502		10,515
Ready-to-Drink (raw materials)		10,206		14,652
Ready-to-Drink (finished goods)		9,545		21,600
Apparel and other merchandise		3,214		5,450
Total inventories, net	$	42,647	$	56,465

4. Property, Plant and Equipment, Net

Property, plant and equipment, net consists of the following *(dollars in thousands)*:

	December 31,			
	2024		**2023**	
Building and leasehold improvements	$	27,429	$	29,098
Machinery and equipment		19,946		18,856
Computer equipment and software		17,814		6,847
Furniture and fixtures		2,949		2,856
Land		1,547		1,547
Vehicles		762		889
Construction in progress		10,925		21,602
Property, plant and equipment, gross		81,372		81,695
Less: accumulated depreciation and amortization		(22,168)		(13,369)
Total property, plant and equipment, net	$	59,204	$	68,326

The total depreciation expense for internal use software included in the above table was $4,504, $1,233 and $732 for the fiscal years ended December 31, 2024, 2023 and 2022, respectively.

Substantially all long-lived assets are located in the United States.

Sale of Assets

The Company sold the land, building and improvements for one of BRCC's company-owned Outposts during the third quarter of 2023 for a total sale price of $1,500. The net book value of the assets sold was approximately $2,692 which resulted in a loss on the assets sale of $1,201, which reflected closing costs of approximately $9. This loss is presented within "Other operating expense, net" in the consolidated statements of operations. Simultaneously with the sale of the property, the Company entered into a lease with the buyer to continue the Company's operations of this Outpost location.

The Company sold an office property including the land, building and improvements during the third quarter of 2023 for a total sale price of $4,058. The net book value of the assets sold was approximately $2,648 which resulted in a gain on the asset sale of approximately $1,097, which reflected closing costs of approximately $313. This gain is presented within "Other operating expense, net" in the consolidated statements of operations.

Impairment of Assets

The Company recognized a total impairment loss on certain assets related to our BRCC Outposts during the fourth quarter of 2024 of $6,100, which consisted of approximately $3,500 for the carrying value of the related building improvements, machinery, and equipment and $2,600 for the right of use asset associated with these Outposts. The total loss on impairment of assets is presented within "Other operating expense, net" in the consolidated statements of operations.

5. Other Assets

During the third quarter of 2023, we entered into a contract whereby we agreed to exchange finished goods inventory for prepaid advertising which must be used within four years from the contract date, for a stated contract price of $41,565. We measured the noncash consideration using the standalone selling price of finished goods sold to distributors, which was 84% of the stated contract price.

During 2024, we entered into amendments to exchange additional finished goods inventory for prepaid advertising for a stated contract price of $19,487. Using the standalone selling price of finished goods sold to non-barter customers, the contract value was reduced by approximately $2,798 for inventory sold under these amendments.

Revenue and corresponding prepaid advertising is recognized based on the standalone selling price as the products are delivered. As of December 31, 2024 and 2023, we recognized $50,546 and $28,901 of other assets on our consolidated balance sheet, respectively. Based upon the period over which we expect to use these advertising credits, we concluded that $5,040 and $6,129 were current as of December 31, 2024 and 2023, respectively, and have been recorded as prepaid and other current assets on our consolidated balance sheets, and $45,506 and $22,772 were non-current and have been recorded as non-current prepaid marketing expense on our consolidated balance sheets as of December 31, 2024 and 2023, respectively. We recognized $23,925 and $28,901 of revenue for the year ended December 31, 2024 and 2023, respectively, on our consolidated income statement related to shipments of inventory in exchange for prepaid advertising under these contracts. We utilized $2,280 of prepaid advertising credits during the year ended December 31, 2024.

6. Accrued Liabilities

Accrued liabilities consist of the following *(dollars in thousands)*:

	December 31,		
	2024		**2023**
Accrued compensation and benefits	$ 5,873	$	6,881
Accrued marketing	4,180		1,457
Accrued professional fees	3,014		2,240
Deferred purchase incentive	2,264		—
Accrued inventory purchases	2,175		8,859
Accrued sales and other taxes	1,164		1,329
Credit card liabilities	780		186
Accrued freight	478		4,616
Accrued interest	61		1,842
Other accrued expenses	7,911		7,501
Total accrued liabilities	$ 27,900	$	34,911

Deferred purchase incentive

During the second quarter of 2024, we entered into an agreement with a co-manufacturing partner for the manufacture and distribution of rounds. As part of this agreement we received a purchase incentive of $9,500 to compensate for incremental transition costs. An amendment to this agreement was entered into during the third quarter of 2024 whereby an additional purchase incentive of $4,000 was received. This purchase incentive will be recognized as a reduction of cost of sales based on units sold over five years. Recognition of this fee commenced during the third quarter of 2024 based upon the terms of the related agreement (as amended). $2,264 of the deferred purchase incentive is classified as current at December 31, 2024 based upon the amount expected to be recognized in the next twelve months, while $10,172 is classified as long-term and is recorded in other non-current liabilities on our consolidated balance sheet at December 31, 2024.

Restructuring Costs

During fiscal year 2023, management implemented a plan to reduce costs and improve efficiency of certain company-wide functions. The Company accounts for all exit or disposal activities in accordance with ASC 420, *Exit or Disposal Cost Obligations* ("ASC 420"). Costs are recorded when management has committed to a plan and incurred a liability related to the plan. These costs primarily pertained to workforce reduction and other restructuring costs (to include advisory fees, terminated leases, and our Salt Lake City production shutdown).

Approximately 180 employees across the Company were terminated as part of management's plan. The Company recorded $3,548 in 2023 for severance expenses in accordance with ASC 420. As of December 31, 2023, the Company had accrued severance costs of $1,037, which were fully paid out during the first half of fiscal year 2024. We incurred an additional $266 of severance costs in the first quarter of 2024. Severance costs are included in the consolidated statement of operations in the line "Salaries, wages and benefits".

In addition to costs paid out for terminated employees, the Company recognized a total of $3,264 in costs related to advisory fees, fees for terminated leases, and costs related to our Salt Lake City production shutdown, all of which were paid out during fiscal 2023. The Company recognized $2,397 related to advisory fees and $358 related to terminated leases during 2023, which were included in the line "General and administrative" expenses in the consolidated statement of operations. The Company also recognized $508 of costs related to our Salt Lake City production shutdown, which were included in the line "Cost of goods sold" in the consolidated statement of operations.

As of December 31, 2024, accrued restructuring costs related to management's 2023 plan, consisted of the following *(dollars in thousands)*:

	Reduction in Workforce	Other Costs	Total Restructuring Costs
Balance as of January 1, 2023	$ —	$ —	$ —
Costs incurred	3,548	3,264	6,812
Costs paid or settled	(2,511)	(3,264)	(5,775)
Balance as of December 31, 2023	$ 1,037	$ —	$ 1,037
Costs incurred	266	—	266
Costs paid or settled	(1,303)	—	(1,303)
Balance as of December 31, 2024	$ —	$ —	$ —

7. Deferred Revenue and Gift Card Liability

The following table provides information about deferred revenue, gift cards, and the Loyalty Program, including significant changes in deferred revenue balances for the below designated periods *(dollars in thousands)*:

	Year Ended December 31,		
	2024	2023	2022
Balance at beginning of period	$ 11,030	$ 9,505	$ 7,334
Sales of gift cards	946	1,804	1,358
Redemption of gift cards	(1,379)	(1,489)	(912)
Increase from deferral of revenue	1,788	2,823	3,569
Decrease from revenue recognition	(2,832)	(3,560)	(3,587)
Loyalty Program points earned	2,049	3,508	2,499
Loyalty Program points redeemed/expired	(7,684)	(1,561)	(756)
Balance at end of period	$ 3,918	$ 11,030	$ 9,505

8. Long-Term Debt

The Company's credit facilities and related balances were as follows *(dollars in thousands)*:

	December 31,			
	2024		2023	
Term Loan Facility	$	40,000	$	50,000
ABL Facility		28,853		23,947
Notes payable		1,446		2,493
Total principal		70,299		76,440
Less debt issuance costs and original issue discount ("OID")		(5,225)		(5,460)
Long-term debt, net	$	65,074	$	70,980
Current maturities:				
Current maturities of long-term debt	$	2,047	$	2,297
Long-term debt:				
Non-current principal	$	68,252	$	74,143
Less non-current portion of debt issuance costs and OID		(5,225)		(5,460)
Long-term debt, net	$	63,027	$	68,683

Future contractual maturities of credit facilities (not including debt issuance costs) as December 31, 2024 are as follows *(dollars in thousands)*:

Year ending December 31,		
2025	$	2,047
2026		2,400
2027		2,000
2028		2,000
2029		61,852
Total	$	70,299

ABL Facility and Term Loan Facility

On August 10, 2023, Authentic Brands and certain of its subsidiaries (collectively, the "ABL Borrowers") entered into a Credit Agreement (the "ABL Credit Agreement") with PNC Bank, National Association, as administrative agent and collateral agent ("PNC"), and the lenders from time to time party thereto, pursuant to which the lenders thereunder agreed to provide the ABL Borrowers with a senior secured asset-based revolving credit facility in an aggregate principal amount of up to $75,000 (including a sub-facility for letters of credit in an amount up to $7,500 all of which is available at December 31, 2024) (the "ABL Facility").

On December 27, 2024 (the "Closing Date"), Authentic Brands and certain of its subsidiaries entered into a third amendment to the ABL Credit Agreement, and a Financing Agreement (the "Term Loan Financing Agreement" and together with the ABL Credit Agreement, the "Credit Agreements"), by and among Authentic Brands, certain subsidiaries of Authentic Brands party thereto as "Borrowers" (the "Term Loan Borrowers"), and certain subsidiaries of Authentic Brands from time to time party thereto as "Guarantors" (collectively with Authentic Brands, the "Term Loan Guarantors"), Blue Torch Finance LLC, as administrative agent and collateral agent, pursuant to which the lenders thereunder provided the Term Loan Borrowers with senior secured term loans on the Closing Date in an aggregate principal amount of $40,000 (the "Term Loan Facility"). The Term Loan Facility also includes an uncommitted accordion feature pursuant to which, under certain circumstances, including a maximum pro forma total net leverage ratio, the Term Loan Borrowers may, with the agreement of the lenders providing any such incremental loans, add one or more tranches of additional term loans in an aggregate principal amount not to exceed $20,000. The proceeds of the Term Loan Facility were issued net of a $1,000 discount which was recorded against the outstanding amount of debt on our consolidated balance sheet and will be amortized over the life of the Term Loan Financing Agreement. Debt issuance costs of $920 were incurred in connection with the origination of the Credit Agreements and these costs will be reported as a reduction to the outstanding balance of long-term debt on our consolidated balance sheet and amortized over the life of the Credit Agreements.

The obligations under the ABL Credit Agreement are guaranteed by each ABL Borrower and each Guarantor (as defined therein). The obligations under the ABL Credit Agreement are secured by a first priority lien on certain deposit accounts, cash and cash equivalents, credit card payments, accounts receivable, inventory and other related assets of the Guarantors (the "ABL Priority Collateral") and a second priority lien on substantially all of the other assets of the Guarantors. The obligations under the Term Loan Financing Agreement are secured by a second priority lien on the ABL Priority Collateral and a first priority lien on substantially all of the other assets of the Guarantors.

Each Credit Agreement includes certain conditions to borrowings, representations and warranties, affirmative and negative covenants, and events of default customary for financings of their type and size. Each Credit Agreement requires the Term Loan Borrowers and ABL Borrowers to maintain (i) a maximum total net leverage ratio; (ii) a fixed charge coverage ratio greater than or equal to 1.10 to 1.00; and (iii) minimum liquidity of $7,500. The Credit Agreements also limit the ABL Borrowers and the Term Loan Borrowers ability to, among other things, incur additional indebtedness, create liens on any assets, pay dividends or make certain restricted payments, make certain investments, consummate certain asset sales, make certain payments on indebtedness, and merge, consolidate or engage in other fundamental changes.

On the Closing Date, the Company used the proceeds from the Term Loan Facility and approximately $12,813 of borrowings under the ABL Facility (i) to retire the Company's term loan credit facility with Whitehawk Capital Partners LP, (ii) to pay transaction fees, costs and expenses related to the Credit Agreements, and (iii) for other general corporate and working capital purposes. A loss on extinguishment of debt of approximately $1,127 was recorded as a result of this early retirement of debt which has been reported in interest expense on our consolidated income statement.

Under the terms of the ABL Credit Agreement, the amount available for advances is subject to a borrowing base, which is calculated by reference to the value of certain eligible deposit accounts, cash and cash equivalents, credit card payments, accounts receivable and inventory, offset by certain reserves. The amount available for advances will be reduced by $5,000 until the Borrowers have maintained a fixed charge coverage ratio of not less than 1.10 to 1.00 based on a trailing four fiscal quarter calculation as of December 31, 2024 (the date such condition is satisfied, the "Availability Block Release Date"). Our available borrowings under the ABL Credit Facility at December 31, 2024 was approximately $25,540, after the consideration of the $5,000 reduction required before the Availability Block Release Date.

Borrowings under the ABL Facility bear interest at a rate per annum of either (i) the Base Rate (as defined below) plus a margin ranging from 0.50% to 1.50% or (ii) term SOFR plus a margin ranging from 1.50% to 2.50%. "Base Rate" means, for any day, the base commercial lending rate of PNC as publicly announced to be in effect from time to time. The ABL Borrowers are also required to pay certain fees in connection with the ABL Credit Agreement, including an unused commitment fee based on the average daily unused portion of the ABL Facility, equal to 0.375% on an annual basis. The ABL Credit Facility is scheduled to mature on December 27, 2029.

Borrowings under the Term Loan Facility bear interest at a rate per annum equal to either (i) a reference rate plus a margin ranging from 5.00% to 5.50% based on a total net leverage ratio threshold or (ii) term SOFR plus a margin ranging from 6.00% to 6.50% based on a total net leverage ratio threshold. The reference rate and term SOFR rate are subject to floors of 3.50% and 2.50%, respectively. The Term Loan Facility requires the Term Loan Borrowers to make quarterly principal repayments in an aggregate principal amount equal to (i) 0.625% of the original aggregate principal amount of the Term Loan commencing with the fiscal quarter ending March 31, 2025 through the first anniversary of the Closing Date, (ii) 1.25% of the original aggregate principal amount of the term loans extended thereunder commencing with the fiscal quarter ending after the first anniversary of the Closing Date through the maturity date of the Term Loan Facility. The Term Loan Facility is also subject to customary mandatory prepayment provisions, including payments of proceeds from asset dispositions, casualty events, extraordinary receipts and a percentage of excess cash flow. The Term Loan Borrowers may voluntarily prepay amounts outstanding under the Term Loan Facility at any time, subject in certain cases to a prepayment premium. The Term Loan Facility is scheduled to mature on December 27, 2029.

Notes Payable

In July and September 2021, the Company entered into note payable agreements for $2,588 at an interest rate of approximately 1.00% per annum to repurchase Incentive Units (as defined below) from former employees. The notes are payable in four annual installment payments. As of December 31, 2024, the total outstanding balance on these notes payable is $646.

In January 2022, the Company entered into a note payable agreement for $1,599 at an interest rate of 1.30% per annum to repurchase Incentive Units from a former employee. As of December 31, 2024, the outstanding balance on the notes payable is $800.

9. Leases

As discussed in Note 2, *Summary of Significant Accounting Policies*, the majority of our leases are operating leases for our Company-operated Outposts. We also lease distribution, warehouse facilities, and corporate office facilities. We do not enter into material lease transactions with related parties. We categorize leases as either operating or finance leases at the commencement date of the lease. Operating lease agreements may contain tenant improvement allowances, rent holidays, rent escalation clauses and/or contingent rent provisions. We have lease agreements with lease and non-lease components, which are accounted for together as a single lease component for underlying classes of assets.

The table below presents the components of lease costs for the years ended December 31, 2024, 2023, and 2022 *(dollars in thousands)*:

| | Year Ended December 31, | | |
	2024	2023	2022
Operating leases costs	$ 3,937	$ 3,906	$ 1,579
Short-term lease costs	309	335	201
Total lease costs	$ 4,246	$ 4,241	$ 1,780

The following table includes supplemental information:

| | December 31, | | |
	2024	2023	2022
Weighted-average remaining operating lease term (in years)	9.6	9.5	9.0
Weighted-average operating lease discount rate	4.59%	4.48%	4.56%

Cash paid related to operating lease liabilities was $3,422 for the year ended December 31, 2024.

The total operating lease liability arising from ROU assets was $31,610 for the year ended December 31, 2024.

Finance lease assets are recorded in property, plant, and equipment, net with the corresponding finance lease liabilities on the consolidated balance sheet.

Minimum future maturities of operating lease liabilities as of December 31, 2024 were as follows *(dollars in thousands)*:

2025	$ 3,932
2026	3,848
2027	3,757
2028	3,659
2029	3,665
Thereafter	22,386
Total lease payments	41,247
Less imputed interest	(9,637)
Total	$ 31,610

We have not entered into any operating leases that have not yet commenced as of December 31, 2024.

As discussed in Note 4, *Property, Plant and Equipment, Net,* the Company recognized a total impairment loss on assets related to our BRCC Outposts of $6,100, which consisted of approximately $2,600 for the carrying value of the related right-of-use lease assets. This total loss on impairment of assets is presented within "Other operating expense, net" in the consolidated statements of operations.

10. Earn-out Liability

At the Closing, certain stockholders were entitled to receive up to 21,241,250 earn-out shares, in the form of Common Units of Authentic Brands and Class A Common Stock of the Company, if certain milestones were satisfied. A total of 50.0% of the earn-out shares were issuable ("First Tier Vesting Event"), in the aggregate, if the volume weighted average trading price of the Company's Class A Common Stock was $15.00 or greater for any 20 trading days within a period of 30 trading days prior to the fifth anniversary of the Closing. The remaining 50.0% of earn-out shares were issuable ("Second Tier Vesting Event"), in the aggregate, if the volume weighted average trading price of the Company's Class A Common Stock was $20.00 or greater for any 20 trading days within a period of 30 trading days prior to the seventh anniversary of the Closing.

In March 2022, the First Tier Vesting Event occurred, as a result of which 694,062 shares of Class C Common Stock (as defined below) were exchanged for 694,062 shares of Class A Common Stock and 9,926,563 Restricted Common Units of Authentic Brands were converted into Common Units of Authentic Brands and BRC Inc. issued 9,926,563 shares of Class B Common Stock to the holders thereof.

In April 2022, the Second Tier Vesting Event occurred, as a result of which 694,063 shares of Class C Common Stock were exchanged for 694,063 shares of Class A Common Stock and 9,926,562 Restricted Common Units of Authentic Brands were converted into Common Units of Authentic Brands and BRC Inc. issued 9,926,562 shares of Class B Common Stock to the holders thereof.

The earn-out liabilities were initially measured at fair value at the Closing and subsequently remeasured at the end of each reporting period and vesting dates. The changes in fair value of the earn-out liabilities were recorded as Non-operating income (expense), net in the consolidated statement of operations.

The following table is a summary of the earn-out liability changes in fair value and the reported balances *(dollars in thousands)*:

	Total
Initial fair value, as of February 9, 2022	$ 218,678
Loss on change in fair value	171,098
First Tier Vesting Event	(172,372)
Loss on change in fair value	38,553
Second Tier Vesting Event	(255,957)
Balance as of December 31, 2022	$ —

11. Warrant Liability

In connection with the Business Combination, the Company assumed from SilverBox 11,499,974 public warrants and 6,266,667 private placement warrants. Each warrant entitled its holder to purchase one share of Class A Common Stock at an exercise price of $11.50 per share, subject to certain adjustments.

In May 2022, the Company redeemed all of its outstanding public and private placement warrants in accordance with a warrant agreement between Continental Stock Transfer & Trust Company and SilverBox (the "Warrant Agreement"). During the redemption period, the holders of warrants had the option to exercise warrants on a "cashless" basis to receive 0.361 shares of Class A Common Stock per warrant in lieu of receiving the redemption price. In connection with the redemption, 11,396,726 public warrants and 6,266,667 private placement warrants, representing approximately 99.0% of the public warrants and 100.0% of the private placement warrants, respectively, were exercised on a cashless basis in exchange for an aggregate of 6,376,346 shares of Class A Common Stock. A total of 103,218 public warrants remained unexercised in May 2022 and such unexercised public warrants were redeemed for an aggregate redemption price of $10.00, representing a redemption price of $0.10 per warrant. Following the redemption, the Company had no warrants outstanding. In connection with the redemption, the warrants ceased trading on the New York Stock Exchange and were delisted.

The warrant liabilities were initially measured at fair value at the Closing and subsequently remeasured at the end of each reporting period. The changes in fair value of the warrant liabilities were recorded as Non-operating income (expense), net in the consolidated statement of operations.

The following table is a summary of the warrants changes in fair value and the reported balances *(dollars in thousands)*:

	Total
Initial fair value, as of February 9, 2022	$ 36,484
Loss on change in fair value	62,110
Gain on change in fair value	(5,435)
Warrant redemption	(93,159)
Balance as of December 31, 2022	$ —

12. Series A Redeemable Preferred Equity and Derivative Liability

In January 2022, the Company entered into the First Amendment to the Business Combination Agreement, which modified the terms of the Applicable Premium (as defined below) that was payable upon the redemption of the Series A preferred units prior to December 31, 2022. Under the amended terms, the Applicable Premium shall be allocated by the Company as follows: (i) if the Applicable Premium was payable to the former holders of Existing Company Preferred Units (as defined in the First Amendment), then the Company shall use all of the proceeds from the Applicable Premium to pay the Applicable Premium to the former holders of Existing Company Preferred Units on a pro rata basis; and (ii) if the Applicable Premium was not payable to the former holders of Existing Company Preferred Units, then (A) the Company shall issue the Supplemental Company Common Units to the Existing Company Unitholders (other than Blocker (each, as defined in the First Amendment)) on a pro rata basis, (B) BRC Inc. shall issue (1) a number of shares of Class B Common Stock equal to the number of Supplemental Company Common Units to the Existing Company Unitholders (other than Blocker) on a pro rata basis and (2) the Supplemental Pubco Class A Shares to the Blocker Shareholders on a pro rata basis (each, as defined in the First Amendment), and (C) the Company shall release the Applicable Premium held in the Applicable Premium Account (as defined in the First Amendment) to the Company to make such funds available for use as general working capital funds.

For the purpose of determining whether the Applicable Premium shall be payable or not payable to the former holders of Existing Company Preferred Units, (x) the threshold of $1,250,000 equity value of the Company, as referenced in Section 8.13(b) of the Authentic Brands' Limited Liability Company Agreement, shall be determined using the 30-day volume-weighted average price calculated as of the later of the 30th day following the Closing Date and the date on which the Form S-1 Shelf (as defined in the Investor Rights Agreement) is declared effective by the SEC, and (y) in computing such threshold, the Common Unit Redemption Amount shall be added to the foregoing calculation of the Company's equity value based upon the 30-day volume weighted average price.

We analyzed the amendment to the Series A preferred units and determined that the amendment should be accounted for prospectively as a modification to the Series A preferred units. Additionally, as part of our assessment, we further considered whether the amendment resulted in any additional embedded features being bifurcated and accounted for separately as a freestanding derivative in accordance with ASC 815, *Derivatives and Hedging*.

Based on our analysis, we determined that the amendment to the Applicable Premium resulted in multiple redemption features which require the payment of the Applicable Premium as part of the settlement amount to be bifurcated from the Series A preferred units and accounted for separately as a freestanding derivative. The guidance in ASC 815, *Derivatives and Hedging* requires that in instances where multiple embedded features are bifurcated from the host contract, the bifurcated features shall be combined into a single compound derivative. Accordingly, the Company recognized the compound derivative at fair value and adjusted the compound derivative to fair value at each reporting period. The compound derivative was subject to re-measurement at each balance sheet date until the settlement of the derivative occurred with any changes in fair value recognized in the Company's consolidated statement of operations.

In February 2022, in conjunction with the Business Combination, the Series A preferred units were redeemed for $134,698, including $8,265 of applicable premium that was placed in an escrow account and reported as restricted cash (the "Applicable Premium"). The remaining $26,203 of Series A preferred units were exchanged for shares of Class A Common Stock in connection with the Business Combination.

In May 2022, upon effectiveness of the Company's registration statement on Form S-1, 820,310 Common Units in Authentic Brands, representing the Supplemental Company Common Units, and an equal number of shares of Class B Common Stock, as well as 6,196 shares of Class A Common Stock, representing the Supplemental Pubco Class A Shares, were issued in connection with the vesting of the Applicable Premium. In conjunction with the vesting, the Applicable Premium restricted cash balance became unrestricted.

The following table is a summary of the derivative liability changes in fair value and the reported balance *(dollars in thousands)*:

	Total
Initial fair value, as of February 9, 2022	$ 9,741
Loss on change in fair value	7,506
Gain on change in fair value	(5,172)
Applicable Premium vesting	(12,075)
Balance as of December 31, 2022	$ —

13. Stockholders' Equity

In conjunction with the Business Combination on February 9, 2022, 18,769 class A common units and 73,890 class B common units of Authentic Brands (the holders thereof, the "Existing Members") were converted into an aggregate of 139,106,323 common units in Authentic Brands (the "Common Units") and 19,853,125 restricted common units in Authentic Brands (the "Restricted Common Units"). The Existing Members also received 139,106,323 shares of Class B Common Stock of the Company.

Subsequent to the Business Combination, the Company's authorized capital stock consists of 2,802,500,000 shares including (i) 2,500,000,000 shares of Class A Common Stock, (ii) 300,000,000 shares of Class B Common Stock, (iii) 1,500,000 shares of Class C Common Stock, par value $0.0001 per share (the "Class C Common Stock"), and (iv) 1,000,000 shares of preferred stock, par value $0.0001 per share (the "Preferred Stock"). The Class C Common Stock is divided into two series as follows: (a) 750,000 shares of Series C-1 Common Stock, par value $0.0001 per share; and (b) 750,000 shares of Series C-2 Common Stock, par value $0.0001 per share.

Holders of the Class A Common Stock and the Class B Common Stock are each entitled to one vote per share, and holders of the Class C Common Stock do not have any voting rights. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Class A Common Stock are entitled to receive dividends and other distributions as may from time to time be declared by the Board of Directors at its discretion out of legally available Company assets, ratably in proportion to the number of shares held by each such holder, and at such times and in such amounts as the Board of Directors in its discretion may determine. No dividends or other distributions will be declared or paid on the Class B Common Stock or the Class C Common Stock.

A holder of Class B Common Stock may transfer or assign shares of Class B Common Stock only if such holder also simultaneously transfers an equal number of such holder's Common Units in compliance with and as permitted by the LLC Agreement.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment of debts and other liabilities and after the rights of holders of preferred stock, if any, have been satisfied, the holders of all outstanding shares of Class A Common Stock will be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares held by each such stockholder.

The Board of Directors may establish one or more classes or series of preferred stock. The Board of Directors may determine, with respect to any class or series of preferred stock, the terms and rights of such class or series. The Company currently does not have any preferred stock issued and outstanding.

Common Units are entitled to share in the profits and losses of Authentic Brands and to receive distributions declared and have no voting rights. Holders of Common Units receive one share of Class B Common Stock, which are voting, non-economic shares in the Company, for each Common Unit they own. Subject to the terms of the LLC Agreement, the Common Unit holders have the option to redeem all or any portion of their Common Units. However, upon redemption, the Board of Directors determines whether the Common Units are redeemed in cash or Class A Common Stock.

Common Units that are redeemed for shares, are exchanged for a number of Class A Common Stock equal to the number of exchanged Common Units. Simultaneously, a number of Class B Common Stock held by the unitholder is surrendered equal to the number of Common Units being redeemed. For Common Units redeemed for cash, cash redemption may only be effected if a concurrent fundraising activity takes place by the Company.

Non-Controlling Interests

Non-controlling interests represents the ownership interests in Authentic Brands held by holders other than the Company. The Business Combination occurred on February 9, 2022. As a result, net loss for the year ended December 31, 2022 was attributed to pre-Business Combination period from January 1, 2022 through February 8, 2022 and to the post-Business Combination period from February 9, 2022 through December 31, 2022. During the pre-Business Combination period, net loss was attributable to Authentic Brands. During the post-Business Combination period, net loss was attributable to BRC Inc. and its respective non-controlling interests. Following the Business Combination, BRC Inc.'s ownership percentage in Authentic Brands' controlling and noncontrolling interests was 22.5% and 77.5%, respectively. As of December 31, 2024, BRC Inc.'s ownership percentage in Authentic Brands' controlling and non-controlling interests was 36.4% and 63.6%, respectively.

14. Equity-Based Compensation

Incentive Units

Authentic Brands maintains an equity incentive plan (the "2018 Equity Incentive Plan") under which it granted Incentive Units (as defined in the 2018 Equity Incentive Plan) to employees or non-employee directors prior to the Business Combination. As of December 31, 2024, 8,472 Incentive Units remain outstanding under the 2018 Equity Incentive Plan, and no new Incentive Units have been granted under the 2018 Equity Incentive Plan since the completion of the Business Combination. The Board of Directors has the authority to determine the terms and conditions of each grant under the 2018 Equity Incentive Plan, and 200,000 non-voting units have been authorized thereunder. These units may contain certain service and performance related vesting provisions. The Incentive Units were awarded to eligible employees and non-employee directors and entitle each grantee to receive non-voting member units upon vesting, subject solely to the employee's continuing employment or the non-employee director's continuing service on the Board of Directors.

In May 2021, the Board of Directors approved a decrease in the participation threshold for equity Incentive Unit holders. The decrease was intended to offset the dilutive effect of the issuance of the Series A Redeemable Preferred Equity and related redemption of common units. The decrease in the participation threshold was accounted for as a modification and resulted in $2,749 of incremental compensation cost, of which $1,988 was recognized during the year ended December 31, 2021 including a cumulative adjustment at the time of the modification. The remaining incremental compensation will be recognized over the remaining service period of the awards.

In September 2021, the Company amended and restated the Plan to expand the definition of "Change in Control." The Company concluded that the vesting conditions of awards had changed and that a modification had occurred for all awards under the Plan. As the awards were expected to vest under their original terms as well as under their modified terms, no additional incremental compensation expense was recognized.

The grant date estimated fair value of the Incentive Units was based upon an option pricing model valuation of the awards at the grant date. The Company did not change pricing models during the year, however, began to incorporate and consider the probability-weighted expected return method. The Incentive Units have no strike price; however, participation thresholds, as defined in the Plan were established at grant date that must be exceeded for the holder of the unit to participate in any distributions of the Company. The following assumptions were utilized in determining the fair value of the units at the grant date for the years ended December 31, 2024, 2023 and 2022:

Expected dividend	—
Expected volatility	60% to 85%
Risk-free interest rate	0.13% to 2.53%
Expected life of incentive awards (in years)	1 to 5 years
Grant date performance and market threshold	$35,000 to $1,250,000

The computation of expected volatility is based on a weighted average of comparable public companies within the Company's industry. Expected life is based on the estimated liquidity event timing. The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities of comparable terms. The Company does not anticipate paying dividends in the foreseeable future. The Company recognizes pre-vesting forfeitures as they occur rather than estimate the forfeiture rate at the grant date.

The following table summarizes the changes in the number of Incentive Units for the years ended December 31, 2024, 2023 and 2022:

	Incentive Units	Weighted Average Grant Date Fair Value	
Granted and outstanding at January 1, 2022	175,992	$	38.09
Granted	850		215.31
Forfeited	(2,989)		174.19
Repurchased	(1,832)		97.57
Business Combination	(157,811)		56.54
Granted and outstanding at December 31, 2022	14,210	$	192.52
Granted	—		—
Forfeited	(5,625)		215.31
Granted and outstanding at December 31, 2023	8,585	$	213.81
Granted	—		—
Forfeited	(113)		215.31
Granted and outstanding at December 31, 2024	8,472	$	213.79
Vested at December 31, 2024	7,435	$	213.57

As of December 31, 2024, 2023 and 2022, total unrecognized equity compensation expense related to nonvested Incentive Units to be recognized was $134, $421 and $2,268, respectively, over a weighted average period of approximately one year for 2024, two years for 2023 and three years for 2022.

In connection with the Business Combination, 28,990 Incentive Units under the Plan fully vested and converted into Common Units in Authentic Brands that allow for their exchange into Class A Common Stock of BRC Inc. The Company recognized $1,856 of compensation costs as a result of the accelerated vesting of Incentive Units under the "Change in Control" provision of the Plan. The Company accounted for the accelerated vesting of the Incentive Units as a modification. However, because the fair value of the modified awards was the same immediately before and after the modification, no incremental compensation expense was recognized.

In connection with the Business Combination, the Company adopted the 2022 Omnibus Incentive Plan (the "Omnibus Plan"), which replaced the 2018 Equity Incentive Plan, and the 2022 Employee Stock Purchase Plan (the "ESPP") (see disclosed below).

Stock Options

The Company grants stock options to employees under the Omnibus Plan that vest ratably over three years and expire after seven years. The grant date estimated fair value of the stock options is based upon a Black-Scholes model valuation of the options at the grant date. The following weighted average assumptions were utilized in determining the fair value of options granted:

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted average grant date fair value	$2.21	$2.58	$5.48
Expected dividend yield	—	—	—
Expected volatility	66%	65%	55%
Risk-free interest rate	4.32%	4.17%	2.40%
Options term (in years)	4.5	4.5	4.5

The Company computes expected volatility based on the annualized historical daily volatility of our stock as a publicly traded company. Prior to 2024, the date at which we had sufficient history as a public company to estimate our volatility, the computation of expected volatility was based on a weighted average of comparable public companies within the Company's industry. The Company uses the "simplified method" prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, *Share-Based Payment,* to calculate the expected term of options granted. The risk-free interest rate is based on the yield of zero-coupon U.S. Treasury securities of comparable terms. The Company does not anticipate paying dividends in the foreseeable future. The Company recognizes pre-vesting forfeitures as they occur rather than estimate the forfeiture rate at the grant date.

The following table summarizes information about stock options activities for the years ended December 31, 2024, 2023 and 2022:

	Stock Options	Weighted Average Exercise Price	
Granted and outstanding at February 9, 2022	518,180	$	10.00
Granted	362,720		9.49
Forfeited	(88,530)		10.00
Outstanding at December 31, 2022	792,370	$	9.77
Granted	3,813,166		4.66
Forfeited	(1,192,196)		6.43
Outstanding at December 31, 2023	3,413,340	$	5.19
Granted	2,680,584		3.94
Forfeited	(666,967)		6.53
Exercised	(2,546)	$	5.05
Outstanding at December 31, 2024	5,424,411	$	4.41
Vested and exercisable at December 31, 2024	1,101,913	$	5.07

As of December 31, 2024, 2023 and 2022, total unrecognized equity compensation expense related to stock options to be recognized was $7,540, $7,228 and $3,298, respectively, over a weighted average period of approximately two years for all three years.

Restricted Stock Units

The Company grants restricted stock unit ("RSU") awards to employees and non-employee directors under the Omnibus Plan that vest annually over approximately three years. The grant date fair values are based on the closing price of the Class A Common Stock on the date of grant.

The following table summarizes information about the RSUs under the Omnibus Plan for the years ended December 31, 2024, 2023 and 2022:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Granted and outstanding at May 2, 2022	400,775	$ 13.70
Granted	484,054	8.56
Forfeited	(51,875)	13.70
Vested	(9,125)	13.70
Nonvested at December 31, 2022	823,829	$ 10.68
Granted	2,008,519	4.90
Forfeited	(685,484)	6.49
Vested	(461,909)	9.70
Nonvested at December 31, 2023	1,684,955	$ 5.77
Granted	1,726,212	4.02
Forfeited	(476,399)	5.16
Vested	(701,816)	5.87
Nonvested at December 31, 2024	2,232,952	$ 4.51

As of December 31, 2024, 2023 and 2022, total unrecognized equity compensation expense related to RSUs to be recognized was $7,031, $7,711 and $6,788, respectively, over a weighted average period of approximately two years for all three years.

Performance-Based Restricted Stock Units

On December 29, 2022, the Company granted 8,462,412 performance-based restricted stock units ("PSUs") to a key employee which vest if certain market capital growth rates are achieved each year through April 2027. Vested PSUs are settled in shares of the Class A Common Stock equal to the number of PSUs granted. The PSUs are forfeited upon termination of employment before the performance period ends. PSUs granted during the year ended December 31, 2022 have a weighted-average grant date fair value of $0.46 per share. All PSUs were unvested as of December 31, 2024. The Company used the Monte Carlo pricing model to estimate the fair value of PSUs utilizing the following assumptions at the grant date for December 31, 2024, 2023 and 2022:

Expected dividend	—
Expected volatility	65%
Risk-free interest rate	3.97%
Award term years	4.3
Valuation date share price	$6.21

As of December 31, 2024, 2023 and 2022, total unrecognized equity-based compensation expense related to PSUs to be recognized was $976, $1,901 and $3,863, respectively, over a weighted average period of approximately three years for 2024 and four years for 2023 and 2022.

Employee Stock Purchase Plan

In September 2022, the Company began offering shares of its Class A Common Stock under the ESPP adopted in connection with the Business Combination, whereby eligible employees may acquire an equity interest in the Company through payroll contributions. At the end of a six-month offering period, shares are purchased at 85% of the stock price at enrollment date or purchase date, whichever is lower.

15. Defined Contribution Plan

The Company maintains a voluntary qualified defined contribution plan covering eligible employees as defined by the plan documents. Participating employees may elect to defer and contribute a portion of their eligible compensation to the plan up to limits stated in the plan documents, not to exceed the dollar amounts set by applicable laws. The Company's matching contributions to the plan were $1,051, $951 and $990 for the years ended December 31, 2024, 2023 and 2022, respectively.

16. Income Taxes

As described in Management's Discussion and Analysis, we completed a business combination on February 9th, 2022 and as a result, Authentic Brands became a subsidiary of BRC Inc. Authentic Brands LLC is, and has been the business combination, treated as a flow-through entity for U.S. federal income tax purposes and as such, has generally not been subject to U.S. federal income tax at the entity level. BRC Inc. did not engage in any operations prior to the business combination. This section describes the operations of the Company, operating under Authentic Brands prior to the Business Combination, and contains the financial results of Authentic Brands for the period before the Business Combination through December 31, 2021. Accordingly, the historical results of operations and other financial information set forth in this Annual Report do not include any material provisions for U.S. federal income tax. Following the Company's initial public offering, BRC Inc. is taxed as a corporation and is subject to U.S. federal, state, and local income taxes with respect to its allocable share of any taxable income or loss of Authentic Brands, as well as any stand-alone income or loss generated by the Company.

Net loss before income taxes was $7,477, $56,531 and $337,677 for the years ended December 31, 2024, 2023 and 2022, respectively. The Company had an income tax expense of $172, $185 and $367 for the year ended December 31, 2024, 2023 and 2022, respectively.

The components of the provision for income tax (benefit) provision are as follows *(dollars in thousands)*:

	Year Ended December 31,		
	2024	**2023**	**2022**
Current expense			
Federal	$ —	$ —	$ —
State	172	185	367
Total current expense	172	185	367
Deferred expense			
Federal	—	—	—
State	—	—	—
Total deferred expense	—	—	—
Total income tax (benefit) provision	$ 172	$ 185	$ 367

The Company recognized a tax expense of $172 on pre-tax book loss of $7,477. The Company has determined that its deferred tax assets require a full valuation allowance. As a result, the only tax expense recognized in the Company's financials relate to state taxes at the Authentic Brands level.

Reconciliation of the U.S. federal statutory income tax rate to the Company's effective tax rate is as follows *(dollars in thousands)*:

	December 31, 2024		December 31, 2023		December 31, 2022	
	Amount	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
Expected U.S. federal income taxes at statutory rate	$ (1,570)	21.0 %	$ (11,872)	21.0 %	$ (70,912)	21.0 %
State Taxes	150	(2.0)%	30	(0.1)%	(72)	— %
Loss attributable to non-controlling interests	1,088	(14.5)%	8,366	(14.8)%	54,050	(16.0)%
Valuation allowance	504	(6.8)%	3,649	(6.4)%	17,280	(5.1)%
Other	—	— %	12	— %	21	— %
Income tax expense (benefit)	$ 172	(2.3)%	$ 185	(0.3)%	$ 367	(0.1)%

The tax effects of cumulative temporary differences that give rise to significant deferred tax assets and deferred tax liabilities are presented below *(dollars in thousands)*:

| | December 31, | | |
	2024	2023	2022
Deferred tax assets:			
Investment in partnership	$ 88,506	$ 83,483	$ 78,801
Net operating losses	14,330	11,209	5,212
Other	1,048	438	71
Total deferred tax assets before valuation allowance	103,884	95,130	84,084
Less: valuation allowance	(103,884)	(95,130)	(84,084)
Deferred tax assets - net of valuation allowance	—	—	—
Deferred tax liabilities	—	—	—
Total deferred tax liabilities	—	—	—
Deferred tax (liabilities) assets, net	$ —	$ —	$ —

As of December 31, 2024, the Company had federal net operating loss carry forwards of $66,086. Federal losses can be carried forward indefinitely. The Company also has losses in various states that will begin to expire in 2043.

We recognize deferred tax assets to the extent we believe these assets are more likely than not to be realized. In making such a determination, we consider all positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. A valuation allowance is provided if it is determined that it is more likely than not that the DTA will not be realized. During the year ended December 31, 2024, management performed an assessment of the recoverability of DTAs. Management determined, based on the accounting standards applicable to such assessment, that there was sufficient negative evidence as a result of the Company's cumulative losses to conclude it was more likely than not that its DTAs would not be realized and has recorded a full valuation allowance of $103,884 against its deferred tax assets.

Tax Receivable Agreement

As part of the Business Combination, the Company entered into Tax Receivable Agreements (the "TRA") with certain shareholders that requires the Company to pay to such shareholders approximately 85% of the tax savings the Company realizes as a result of (i) increases in tax basis in Authentic Brands' assets resulting from the redemption of existing preferred units of Authentic Brands, (ii) increase in tax basis resulting from the redemption of Common Units for consideration paid pursuant to the Business Combination Agreement, (iii) increases in tax basis resulting from future exchanges of Common Units for shares of the Company's stock or cash pursuant to the Amended and Restated LLC Agreement, (iv) pre-existing tax attributes of the Blocker Corp as well as certain (v) other tax benefits related to entering into the TRA, including tax benefits attributable to payments under the TRA. Due to the uncertainty of various factors, we cannot estimate the likely tax benefits we will realize as a result of LLC Unit exchanges, and the resulting amounts we are likely to pay out to LLC Unitholders pursuant to the TRA; however we estimate that such payments may be substantial. The actual amount and timing of any payments under the TRA will vary depending upon a number of factors, including the timing of exchanges by the LLC Unitholders, the amount of gain recognized by such LLC Unitholders, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable.

The Company has determined that it will record the TRA liability when probable and estimable. Given the uncertainty regarding the potential payments such that the timing is not fixed or determinable, any TRA liability will be recorded on an undiscounted basis consistent with general practice. The Company's TRA payments generally relate directly to DTAs that have been recorded in its financial statements subject to a full valuation allowance. These payments will relate to IRC §743(b) adjustments from the business combination, future exchanges, and Blocker Corp basis. In addition, the Company will be required to make TRA payments for tax savings related to other tax attributes discussed above. In no circumstance, will the Company be required to make a TRA payment without a realized tax savings.

The Company has reviewed its DTAs and has determined that it is not more likely than not that it will be able to utilize them. Accordingly, it has established a full valuation allowance against its DTAs. In addition, Authentic Brands has four quarters of cumulative pre-tax losses adjusted for permanent items prior to consideration of any tax attributes covered by the TRA. The Company's only source of taxable income is Authentic Brands. As a result of the full valuation allowance against its DTAs, and Authentic Brands historic losses, the Company is not recording a TRA liability for the year ended December 31, 2024.

Uncertain Tax Positions

An entity shall initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The term more likely than not means a likelihood of more than 50 percent. The Company started filing tax returns for the year ended December 31, 2020 and subject to examination by taxing authorities for U.S. federal and state income tax purposes. The Company did not engage in any operations prior to the Business Combination. Authentic Brands LLC is treated as a partnership for U.S. federal and state income tax purposes and its tax returns are subject to examination by taxing authorities. Authentic Brands LLC has filed income tax returns for years through December 31, 2022. These returns are subject to examination by the taxing authorities in the respective jurisdictions, generally for three or four years after they were filed. The Company has reviewed the tax profile to assess and determine whether any new or existing uncertainties exist. Based on the Company's analysis of tax positions taken on income tax returns filed, no uncertain tax positions existed as of December 31, 2024.

Although the outcome of open tax audits is uncertain, in management's opinion, adequate provisions for income taxes have been made. If actual outcomes differ materially from these estimates, they could have a material impact on our financial condition and results of operations. Differences between actual results and assumptions or changes in assumptions in future periods are recorded in the period they become known. To the extent additional information becomes available prior to resolution, such accruals are adjusted to reflect probable outcomes.

No interest or penalties were recognized in the consolidated financial statements. To the extent we recognize interest expense and penalties related to income tax matters in the future, we will recognize the amounts in pre-tax income (loss) on our consolidated financial statements.

17. Net Loss Per Share

Basic net loss per share is calculated by dividing net loss attributable to Class A Common Stock by the weighted-average shares of Class A Common Stock outstanding without consideration for potential dilutive securities. Diluted net loss per share represents basic net loss per share adjusted to include the potentially dilutive effect of outstanding unvested share awards, warrants, Common Units and Restricted Common Units that are exchangeable into shares of Class A Common Stock. Diluted net loss per share is computed by dividing the net loss attributable to Class A Common Stock by the weighted-average number of shares of Class A Common Stock outstanding for the period determined using the treasury stock method and if-converted method, as applicable. Shares of Class B Common Stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, separate presentation of basic and diluted loss per share of Class B Common Stock under the two-class method has not been presented.

The Company analyzed the calculation of net loss per share for periods prior to the Business Combination on February 9, 2022 and determined that it resulted in values that would not be meaningful to the users of the consolidated financial statements, as the capital structure completely changed as a result of the Business Combination. Therefore, net loss per share information has not been presented for periods prior to the Business Combination. The basic and diluted net loss per share attributable to Class A common shareholders for the year ended December 31, 2022, as presented on the consolidated statements of operations, represents only the period after the Business Combination to December 31, 2022.

The following table sets forth the computation of basic and diluted net loss per share *(in thousands, except unit/share and per unit/share amount*s):

	Year Ended December 31,		Period After Business Combination Through December 31,
	2024	2023	2022
Numerator:			
Net loss	$ (7,649)	$ (56,716)	$ (335,352)
Less: Net loss attributable to non-controlling interests	(4,697)	(39,971)	(252,185)
Net loss attributable to Class A Common Stock - basic and diluted	$ (2,952)	$ (16,745)	$ (83,167)
Denominator:			
Weighted-average shares of Class A Common Stock outstanding	71,107,562	60,932,225	51,246,632
Net loss per share attributable to Class A common stockholders, basic and diluted	$ (0.04)	$ (0.27)	$ (1.62)

The Company excluded the following potentially dilutive securities, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to Class A common shareholders because including them would have had an antidilutive effect:

	December 31,		
	2024	2023	2022
Stock Options	5,424,411	3,413,340	792,370
Common Units	134,536,464	146,484,989	153,899,025
RSUs	2,232,952	1,684,955	823,829
PSUs	8,462,412	8,462,412	8,462,412
Incentive Units (Share Equivalents)	1,221,857	1,237,892	2,039,563
ESPP	69,661	77,841	50,549
Total units excluded from computation of diluted net loss per share	151,947,757	161,361,429	166,067,748

18. Commitments and Contingencies

Purchase Agreements

The Company has entered into manufacturing and purchase agreements to purchase and produce coffee product from third-party suppliers. These purchase agreements are typically obligations to purchase minimum volumes with fixed pricing if the volume terms are not fulfilled, in the form of a take-or-pay provision. The aggregate value of purchases from these third-party suppliers totaled $42,370, $84,007, and $86,531 for the years ended December 31, 2024, 2023 and 2022, respectively.

The amounts in the table below represents the Company's future minimum purchase commitments as of December 31, 2024 *(dollars in thousands)*:

Year ending December 31,		
2025	$	26,058
2026		30,018
2027		32,427
2028		15,141
2029		14,934
Total	$	118,578

Contingencies

The Company is the subject of various legal actions in the ordinary course of business. These actions typically seek, among other things, compensation for alleged personal injury, breach of contract, property damage, punitive damages, civil penalties or other losses, or injunctive or declaratory relief. With respect to such lawsuits, the Company accrues reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. Although the outcomes of these proceedings cannot be predicted with certainty, the Company does not believe any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on results of operations, cash flows or financial condition.

The Company could be subject to additional sales tax or other tax liabilities. The Company follows the guidelines of ASC 450, *Accounting for Contingencies*, and the consolidated financial statements reflect the current impact of such legislation through the Company's best estimates. However, any of these events could have a material effect on the Company's business and operating results depending on the previous periods of applied enforcement by certain jurisdictions.

The Company is also subject to U.S. (federal and state) laws, regulations, and administrative practices that require us to collect information from its customers, vendors, merchants, and other third parties for tax reporting purposes and report such information to various government agencies. The scope of such requirements continues to expand, requiring us to develop and implement new compliance systems. Failure to comply with such laws and regulations could result in significant penalties and interest which might have an adverse effect on the Company's business and operating results.

The Company has accrued $320 annually related to potential sales and other tax exposure as of each of December 31, 2024 and 2023, which is included in accrued liabilities on the accompanying consolidated balance sheets.

Legal Disputes

On April 28, 2022, Tang Capital Partners, LP ("Tang Capital") filed a lawsuit in federal district court in the Southern District of New York against the Company, Tang Capital Partners, LP v. BRC Inc., Case 22-CV-3476 (RWL) (Southern District of New York). The complaint alleges that Tang Capital suffered damages arising from the Company's refusal on two alleged occasions to permit Tang Capital to exercise warrants. On March 8, 2023, the court granted the Company's motion to dismiss a claim for declaratory judgment but denied the Company's motion to dismiss Tang Capital's breach of contract claim. Each party filed respective motions for summary judgment and completed the briefing of these motions on May 31, 2024. Tang Capital's motion for summary judgment sought $10,535 in compensatory damages, plus prejudgment interest. On November 8, 2024, the court granted in part, and denied in part, the respective motions for summary judgment, holding that the Company breached the warrant agreement by not allowing Tang Capital to exercise warrants, but determining that there were fact issues that need to be resolved at trial on the issue of Tang Capital's alleged damages, including whether Tang could have mitigated its alleged damages. The case is currently set for trial in July 2025. The Company believes that it has meritorious defenses to the damage claims asserted against it and will defend itself vigorously in these proceedings and potentially on appeal; however, there can be no assurances that it will be successful in its efforts. The Company is not able at this time to determine or predict the ultimate outcome of this lawsuit or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

On February 3, 2023, Strategy and Execution, Inc. ("SEI") filed a lawsuit in federal district court in Texas against one of the Company's wholly owned subsidiaries, Strategy and Execution, Inc., v. Black Rifle Coffee Company LLC, Case 23-CV-00135 (FB) (Western District of Texas). The complaint alleges that SEI, a former consultant to the Company, is owed certain disputed royalties and expense reimbursements from the Company. On April 4, 2023, the Company filed a partial motion to dismiss several of the claims which was granted with prejudice with respect to the Company's position that all royalties expired upon expiration of the parties' contract on December 31, 2023. On May 8, 2024, SEI filed a motion for reconsideration of the order granting the partial motion to dismiss, and on May 14, 2024, SEI filed a motion for leave to amend its complaint. These motions are currently pending. On October 3, 2024, SEI and the Company held a mediation, at which no agreement was reached. On January 28, 2025, the parties settled all remaining claims not subject of the pending motions. The Company believes that it has meritorious defenses to the claims asserted against it in the pending motions and will continue to defend itself vigorously in these proceedings; however, there can be no assurances that it will be successful in its efforts. $418 has been included in accrued liabilities related to this matter and this amount was paid to the counterparty in the first quarter of 2025.

On June 22, 2023, John Brian Clark, JBC Structured Products LLC, and Marathon Capital LLC (collectively, "Clark") filed a complaint against BRC Inc. and Black Rifle Coffee Company LLC: John Brian Clark, et al. v. BRC Inc., et al., Case 1:23-CV-5340 (RWL) (Southern District of New York). Clark alleges breach of contract and is seeking a declaratory judgment. The complaint alleges that Clark suffered damages arising from the Company's refusal to allow Clark to exercise warrants. The lawsuit seeks unspecified general and compensatory damages, attorneys' fees, and other reasonable costs and disbursements. The Company believes that it has meritorious defenses to the claims asserted against it and will defend itself vigorously in these proceedings; however, there can be no assurances that it will be successful in its efforts. Currently the case is stayed through the resolution of the Tang Capital matter, but Clark has the option to end the stay at any time after the end of June 2024 or a summary judgment decision in Tang Capital, whichever comes first. The Company is not able at this time to determine or predict the ultimate outcome of this lawsuit or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

On May 15, 2024, Alta Partners, LLC ("Alta") filed a lawsuit in the federal district court in the Southern District of New York against the Company: Alta Partners, LLC v. BRC Inc., Case 24-CV-03741 (AT) (RWL) (Southern District of New York). The complaint alleges breach of contract and that Alta suffered damages arising from the Company's refusal to permit Alta to exercise warrants between March 11 and May 4, 2022. The lawsuit seeks unspecified general and compensatory damages, attorneys' fees, and other costs and disbursements. On July 11, 2024, the Company filed a pre-motion with the court, posing certain arguments in its defense and requesting permission to move to dismiss. The Company believes that it has meritorious defenses to the claims asserted against it and will defend itself in these proceedings; however, the Company is not able at this time to determine or predict the ultimate outcome of this lawsuit or provide a reasonable estimate or range of estimates of the possible outcome or loss, if any, in this matter.

On May 20, 2024, one of our co-manufacturers filed a complaint in the district court of Riley County, Kansas against one of the Company's wholly owned subsidiaries, Black Rifle Coffee Company LLC, Case RL-2024-CV-000119. The complaint alleges breach of contract and anticipatory breach of contract with respect to certain fees and order volume pursuant to the parties' drink manufacturing agreement, amongst other allegations. On July 18, 2024, the Company filed a partial motion to dismiss relating to certain of these allegations. On November 13, 2024, the court denied the Company's motion to dismiss other than for the co-manufacturer's claim of fraudulent inducement, for which the court has granted leave to amend. The Company believes that it has meritorious defenses to the claims asserted against it and will defend itself in these proceedings. $2,700 has been included in accrued liabilities related to this matter.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control protocols were designed to provide reasonable assurance to management that the preparation and presentation of our financial statements are in accordance with U.S. generally accepted accounting principles. These controls include (1) the maintenance of records in reasonable detail so as to accurately and fairly reflect the transactions of the Company, (2) reasonable assurance that transactions are recorded to permit the preparation of financial statements in accordance with GAAP, and (3) reasonable assurance unauthorized transactions that could have a material effect on our financial statements are timely detected or prevented.

Our management assessed the effectiveness of our internal control over financial reporting for the year ended December 31, 2024 based on the criteria for effective internal control described in *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Our independent registered accounting firm will not be required to opine on the effectiveness of our internal control over financial reporting pursuant to Section 404 of Sarbanes-Oxley Act of 2002 until we are no longer an "emerging growth company" as defined under the JOBS Act.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Rule 10b5-1 Trading Plans - Directors and Section 16 Officers

During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement" as each term is defined in Item 408(a) of Regulation S-K.

Resignation of Chief Financial Officer

On March 2, 2025, Steve Kadenacy, the Company's Chief Financial Officer, Principal Accounting Officer and Principal Financial Officer, notified the Company of his intention to resign effective as of the date on which the Company has hired a new Chief Financial Officer, and contingent upon such hiring of a Chief Financial Officer, or such other earlier date as the Board may determine (the "Effective Date"). Mr. Kadenacy's resignation is not the result of any disagreement with the Company on any matter relating to the Company's operations, policies or practices.

On March 2, 2025, the Board appointed Mr. Kadenacy to the Board, effective as of, and contingent upon the occurrence of, the Effective Date.

Mr. Kadenacy, age 56, has served as the Company's Chief Financial Officer since September 18, 2023. Mr. Kadenacy, who is the former Chief Financial Officer of AECOM, is a significant shareholder and has deep familiarity with BRCC's operations and financial profile, having played an integral role in the business combination of BRCC and SilverBox, including serving as Chief Executive Officer of SilverBox Engaged Merger Corp until its merger with BRCC in February 2022. Mr. Kadenacy is a seasoned investment professional and former Fortune 200 operating executive with expertise in managing, building and growing global public organizations, most recently serving as Co-Managing Member of SilverBox Capital, an investment firm which he co-founded in 2017. With experience spanning over three decades, Mr. Kadenacy was also the CEO of Boxwood Merger Corp until its merger with Atlas Technical Consulting and then remained on the Board. Previously, Mr. Kadenacy held leadership roles at AECOM, a global engineering and technical services company, including serving as President, Chief Operating Officer, and Chief Financial Officer. Prior to his corporate career, Mr. Kadenacy was a Partner at KPMG in the Economic Consulting Practice and served as a member of the Board of Directors of ABM Industries, a provider of facility management services. Mr. Kadenacy also served on the Board of the YMCA of Greater Los Angeles and the Board of Trustees for UCLA's Anderson School of Business. Mr. Kadenacy holds a bachelor's degree in economics from UCLA and an MBA from USC.

In accordance with the Company's non-employee director compensation policy that took effect in August 2021, as a non-employee director of the Company, effective as of, and contingent upon the occurrence of, the Effective Date, Mr. Kadenacy will be initially entitled to receive cash compensation in the amount of $50,000 per year for his service on the Board. Following the commencement of his service to the Board, Mr. Kadenacy will also be eligible for future annual grants with an aggregate grant date fair value of $125,000, rounded down to the nearest whole share, which shall vest in full on the first anniversary of the date of grant, subject to his continued service with the Company through the vesting date.

Mr. Kadenacy was not selected by the Board to serve as a director pursuant to any arrangement or understanding with any person. There are no family relationships between Mr. Kadenacy and any director or executive officer of the Company. There are no transactions between Mr. Kadenacy and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Appointment of Principal Accounting Officer

On March 2, 2025, the Board approved the appointment, effective immediately, of Robert Lee as Principal Accounting Officer of the Company.

Mr. Lee, 48, currently serves as the Company's Vice President of Finance and Chief Accounting Officer and has held that position since February 2025. He previously served as the Company's Vice President of Accounting from January 2024 to February 2025 and as the Company's Senior Director of SEC Reporting from September 2023 to January 2024. Prior to joining the Company, Mr. Lee served as Principal Accounting Officer and Finance Director at Venator Materials PLC (formerly Huntsman Pigments and Additives) from March 2017 to September 2023. Mr. Lee earned his BBA in Accounting and MS in Finance from Texas A&M University.

There are no arrangements or understandings between Mr. Lee and any other person pursuant to which he was appointed as Principal Accounting Officer. There are no family relationships between Mr. Lee and any director or executive officer of the Company. There are no transactions between Mr. Lee and the Company that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Lee and the Company entered into an indemnification agreement, substantially in the form of the indemnification agreement filed as Exhibit 10.4 to the Company's Form 8-K filed on February 10, 2022.

Mr. Lee is taking over the role of Principal Accounting Officer from Stephen Kadenacy.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2025 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by this item of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2025 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The information required by this item of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2025 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2025 Annual Meeting of Stockholders.

Item 14. Principal Accounting Fees and Services

The information required by this item of Form 10-K will be incorporated herein by reference in accordance with General Instruction G(3) to Form 10-K, to the proxy statement for our 2025 Annual Meeting of Stockholders.

Item 15. Exhibits, Financial Statement Schedules

(1) **Financial Statements -** See Part II, Item 8, Financial Statements and Supplementary Data

(2) **Financial Statement Schedules** - None

(3) Exhibits

Exhibit	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K filed on May 2, 2024 with the SEC).
3.3	Certificate of Correction to the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 8-K/A filed on August 16, 2024 with the SEC).
3.4	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
3.5*	Amendment to By-Laws of the Company.
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Company's Form 10-K/A filed on March 17, 2023 with the SEC).
4.2	Description of the Registrant's Securities Registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.5 to the Company Form 10-K filed on March 16, 2022 with the SEC).
10.1†	Third Amended and Restated Limited Liability Company Agreement of Authentic Brands, dated as of February 9, 2022, by and among Authentic Brands and each other person who is or at any time becomes a member of Authentic Brands (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
10.2	Tax Receivable Agreement, dated as of February 9, 2022, by and among the Company, Authentic Brands and Sterling New Investment Holdings LLC, as agent (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
10.3†	Investor Rights Agreement, dated as of February 9, 2022, by and among the Company and the stockholders party thereto (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
10.4	Credit Agreement, dated August 10, 2023, by and among Authentic Brands LLC, certain subsidiaries of Authentic Brands LLC from time to time party thereto, PNC Bank, National Association, as administrative agent and collateral agent, and the lenders from time to time part thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 10, 2023 with the SEC).
10.5	First Amendment to Credit Agreement, dated November 3, 2023, by and among Authentic Brands LLC, certain subsidiaries of Authentic Brands LLC from time to time party thereto, PNC Bank, National Association, as administrative agent and collateral agent, and the lenders from time to time part thereto (incorporated by reference to Exhibit 10.5 to the Company's Form 10-K filed on March 6, 2024 with the SEC).
10.6	Second Amendment to Credit Agreement, dated January 25, 2024, by and among Authentic Brands LLC, certain subsidiaries of Authentic Brands LLC from time to time party thereto, PNC Bank, National Association, as administrative agent and collateral agent, and the lenders from time to time part thereto (incorporated by reference to Exhibit 10.6 to the Company's Form 10-K filed on March 6, 2024 with the SEC).
10.7	Third Amendment to Credit Agreement, dated as of December 27, 2024, by and among Authentic Brands LLC, certain subsidiaries of Authentic Brands LLC party thereto, the lenders party thereto from time to time and PNC Bank, National Association, as administrative and collateral agent (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 31, 2024 with the SEC).

10.8	Financing Agreement, dated as of December 27, 2024, by and among Authentic Brands LLC, certain subsidiaries of Authentic Brands LLC party thereto, the lenders party thereto from time to time and Blue Torch Finance LLC, as administrative and collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 31, 2024 with the SEC).
10.9#	BRC Inc. 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
10.10#	Form of Stock Option Award Agreement under the Company's 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.10 the Company's Form 8-K filed on February 10, 2022 with the SEC).
10.11#	BRC Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
10.12#	Form of Restricted Stock Unit Agreement under the Company's 2022 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 the Company's Form S-8 filed on April 19, 2022 with the SEC).
10.13#	Employment Agreement, dated as of December 29, 2022 between Evan Hafer and Black Rifle Coffee Company LLC (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on December 30, 2022 with the SEC).
10.14#	First Amendment to Employment Agreement, dated as of November 6, 2023, between Evan Hafer and Black Rifle Coffee Company LLC (incorporated by reference to Exhibit 10.13 to the Company's Form 10-K filed on March 6, 2024 with the SEC).
10.15#	Letter Agreement, dated as of December 22, 2023, between Evan Hafer and BRC Inc. (incorporated by reference to Exhibit 10.14 to the Company's Form 10-K filed on March 6, 2024 with the SEC).
10.16#	Founder Stock Award Agreement, dated as of December 29, 2022, by and between BRC Inc. and Evan Hafer (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on December 30, 2022 with the SEC).
10.17#	Letter Agreement, dated as of December 22, 2023, between Christopher Mondzelewski and BRC Inc. (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed on March 6, 2024 with the SEC).
10.18#	Offer Letter for Employment between Black Rifle Coffee Company and Stephen Kadenacy, dated September 6, 2023 (incorporated by reference to Exhibit 10.3 to the Company's Form 10-Q filed on November 9, 2023 with the SEC).
10.19#	Restricted Units Agreement, dated as of September 13, 2021, by and between Authentic Brands LLC and Andrew McCormick (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed on March 16, 2022 with the SEC).
10.20#	Form of Severance and Restrictive Covenant Agreement (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on December 30, 2022 with the SEC).
10.21#	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed on February 10, 2022 with the SEC).
19*	Insider Trading Policy.
21*	List of Subsidiaries of the Company.
23*	Consent of Independent Registered Public Accounting Firm.
24*	Power of Attorney (included in signature page).
31.1*	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2**	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Incentive Compensation Recoupment Policy of BRC Inc. (incorporated by reference to Exhibit 97.1 to the Company's Form 10-K filed on March 6, 2024 with the SEC).
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

---

*	Filed herewith.
**	Furnished herewith.
#	Indicates a management contract or compensatory plan, contract or arrangement.
†	Schedules and similar attachments to this Exhibit have been omitted pursuant to Item 601(a)(5) of Registration S-K. The Company hereby agrees to furnish a copy of any omitted schedules to the SEC upon request.

Item 16. Form 10-K Summary

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRC Inc.

By: /s/ Christopher Mondzelewski

Christopher Mondzelewski

March 3, 2025   Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Christopher Mondzelewski, and Stephen Kadenacy, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of March 3, 2025.

Signature	Title
/s/ Christopher Mondzelewski Christopher Mondzelewski	Chief Executive Officer, Director (Principal Executive Officer)
/s/ Stephen Kadenacy Stephen Kadenacy	Chief Financial Officer (Principal Financial Officer)
/s/ Robert Lee Robert Lee	Vice President of Finance and Chief Accounting Officer (Principal Accounting Officer)
/s/ Lawrence Molloy Lawrence Molloy	Director
/s/ Katy Dickson Katy Dickson	Director
/s/ Evan Hafer Evan Hafer	Director and Executive Chairman
/s/ Clayton Hutmacher Clayton Hutmacher	Director
/s/ Steven Taslitz Steven Taslitz	Director
/s/ Glenn Welling Glenn Welling	Director

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STOCK PERFORMANCE CHART

The graph below sets forth the cumulative total return to our stockholders from the time of initial listing to December 31, 2024. The graph assumes the investment on February 10, 2022 of $100 in (i) our Class A Common Stock, (ii) the S&P Small Cap 600 Index, and (iii) the S&P 600 Packaged Foods & Meats Index, and reflects the reinvestment of dividends.



**Comparison of Cumulative Total Return
Assumes Initial Investment of $100 on February 10, 2022**

	2/10/2022	12/31/2022	12/31/2023	12/31/2024
BRCC	$ 100.00	$ 39.07	$ 23.21	$ 20.27
S&P Small Cap	$ 100.00	$ 88.77	$ 101.09	$ 107.99
S&P Packaged Foods and Meats	$ 100.00	$ 101.68	$ 109.28	$ 114.96

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

EVAN HAFER
Executive Chairman, Director

KATHRYN DICKSON
Lead Independent Director

CHRIS MONDZELEWSKI
Director

LAWRENCE MOLLOY
Director

GLENN WELLING
Director

STEVEN TASLITZ
Director

CLAYTON HUTMACHER
Director

STEPHEN KADENACY
Director

SEAN MORIARTY
Director

EXECUTIVE OFFICERS

EVAN HAFER
Executive Chairman

MAT BEST
Chief Branding Officer

CHRIS MONDZELEWSKY
Chief Executive Officer

STEPHEN KADENACY
Chief Financial Officer

CHRIS CLARK
Chief Technology and Operations Officer

ANDREW McCORMICK
General Counsel and Corporate Secretary

CORPORATE INFORMATION

CORPORATE HEADQUARTERS

BRC Inc.
1144 S 500 W,
Salt Lake City, UT 84101

INVESTOR RELATIONS

Copies of Corporation's 2024 Annual Report on Form 10-K are available at no charge. Please direct requests and other investor relation questions to:

BRC, Inc.
Attn: Investor Relations
1144 S 500 W,
Salt Lake City, UT 84101
1-385-262-7184

TRANSFER AGENT & REGISTRAR

CONTINENTAL STOCK TRANSFER
1 State St 30th floor,
New York, NY 10004
(212) 509-4000

OUTSIDE LEGAL COUNSEL

PAUL HASTINGS LLP
San Diego, California

STOCK EXCHANGE LISTING

NEW YORK STOCK EXCHANGE
Symbol: BRCC

AUDITORS

ERNST & YOUNG LLP
401 9th Ave,
New York, NY 10001

2025 ANNUAL MEETING

Wednesday, May 28, 2025
11:00AM ET
www.virtualshareholdermeeting.com/BRCC2025



1144 S. 500 W. Salt Lake City, UT 84101
www.blackriflecoffee.com